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As filed with the Securities and Exchange Commission on September 27, 2002

Registration No. 333-97407

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noveon International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2891	13-4143923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9911 Brecksville Road
Cleveland, Ohio 44141
(216) 447-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher R. Clegg, Esq.
Senior Vice President, General Counsel and Secretary
Noveon International, Inc.
9911 Brecksville Road
Cleveland, Ohio 44141
(216) 447-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Golay, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Peter M. Labonski, Esq. Latham & Watkins 885 Third Avenue New York, New York 10022 (212) 906-1200

        Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2002

                Shares

Noveon International, Inc.

Common Stock

        This is our initial public offering of common stock. We are selling            shares of common stock and the selling stockholders are selling            shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        The initial public offering price of the common stock is expected to be between $          and $          per share. We will apply to list our common stock on The New York Stock Exchange under the symbol "NOV."

        The underwriters have an option to purchase a maximum of                additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Noveon	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about            , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Deutsche Bank Securities	Merrill Lynch & Co.

Goldman, Sachs & Co.                                UBS Warburg

The date of this prospectus is            , 2002.

[PICTURES AND DESCRIPTIONS TO COME]

        We have not authorized anyone to provide you with information that is different from the information contained in this document. If provided, such information must not be relied upon as having been authorized by us or any of the underwriters. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. We will amend or supplement this document as required by law.

        In this prospectus, "Noveon International, Inc.," "Noveon International," "Noveon," the "Company," "we," "us" or "our" refer to Noveon International, Inc. (formerly known as Noveon Holdings, Inc.) and its subsidiaries, except where the context makes clear that the reference is only to Noveon International, Inc. itself and not its subsidiaries. Any references to the "Company," "we," "us" or "our" as of a date prior to February 28, 2001, the date of the completion of our acquisition of the Performance Materials Segment from the Goodrich Corporation (formerly known as The B.F.Goodrich Company), are to the Performance Materials Segment of the Goodrich Corporation, the predecessor to Noveon, Inc. Any references to "Goodrich" are to the Goodrich Corporation. Any references to "Noveon, Inc." are to Noveon, Inc., our wholly owned operating subsidiary.

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications.

Dealer Prospectus Delivery Obligation

        Until            , 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

Our Business

        We are a leading global producer and marketer of technologically advanced specialty materials and chemicals used in a broad range of consumer and industrial applications. We have a number of high growth, industry leading franchises marketed under some of the industry's most recognized brand names including Carbopol®, TempRite®, Estane® and Hycar®. These global brands are complemented by a diverse portfolio of historically stable, cash-generating businesses. We have a significant presence in many niche product categories, where customers value our long-standing ability to provide need-specific formulations and solutions. Our products and services enhance the value of customers' end-products by improving performance, providing essential product attributes, lowering cost, simplifying processing or making them more environmentally friendly.

        Through our worldwide network of 27 strategically located manufacturing facilities, we service more than 7,000 customers operating in over 25 industries. In 2001, we generated sales of $1,063.4 million, a net loss of $34.1 million, cash flow from operations of $122.3 million, cash flow used by investing activities of $1,226.3 million, cash flow from financing activities of $1,225.9 million and adjusted EBITDA, as defined, of $175.5 million, representing an adjusted EBITDA margin of 16.5%. For the six months ended June 30, 2002, we generated sales of $540.3 million, net income of $13.1 million, cash flow from operations of $62.7 million, cash flow used by investing activities of $32.7 million, cash flow used by financing activities of $16.8 million and adjusted EBITDA of $111.6 million, representing an adjusted EBITDA margin of 20.7%. In 2001, we derived approximately 65% of our sales from the United States, 18% of our sales from Europe and 17% of our sales from the rest of the world. Our margins, combined with our strong cash flow from operations, ongoing capital efficiency efforts and available cash, provide us with significant flexibility to capitalize on future growth opportunities.

        Consistent with our focus on industries and end-use applications, we have organized our business into three segments: Consumer Specialties, Specialty Materials and Performance Coatings.

        Consumer Specialties is a global producer of specialty chemicals targeting the personal care, pharmaceutical and food and beverage industries. Key products in this segment include synthetic thickeners, film formers, pharmaceutical actives and intermediates, benzoate preservatives, synthetic food dyes and natural colorants. Consumer Specialties generated sales of $284.0 million, operating income of $32.6 million and adjusted EBITDA of $59.5 million in 2001 and sales of $141.7 million, operating income of $24.7 million and adjusted EBITDA of $35.4 million for the six months ended June 30, 2002.

        Specialty Materials is the largest global supplier of chlorinated polyvinyl chloride, or CPVC, resins and compounds, thermoplastic polyurethane, or TPU, and reactive liquid polymers, or RLP. Applications for

CPVC include piping for residential and commercial plumbing, for TPU include plastic film and sheet for various coatings processes and for RLP include engineering adhesives. Specialty Materials is also a leading North American producer of rubber and lubricant antioxidants and rubber accelerators. Specialty Materials generated sales of $397.5 million, operating income of $69.2 million and adjusted EBITDA of $106.3 million in 2001 and sales of $203.9 million, operating income of $44.8 million and adjusted EBITDA of $60.8 million for the six months ended June 30, 2002.

        Performance Coatings is a leading global producer of high performance polymers for specialty paper, graphic arts, architectural and industrial coatings and textile applications. Approximately 80% of Performance Coatings' sales are generated from our water-based emulsion polymers and compounds. We believe that we offer our customers one of the most complete spectrums of emulsion chemistries in the industry. Performance Coatings generated sales of $381.9 million, operating income of $38.0 million and adjusted EBITDA of $63.8 million in 2001 and sales of $194.7 million, operating income of $33.3 million and adjusted EBITDA of $43.0 million for the six months ended June 30, 2002.

Strengths

        We believe that we have industry leading positions as a result of the following core strengths:

  •
  Leading Product Franchises and Technologies. We maintain a number of leading product franchises marketed under some of the industry's most recognized brand names, including Carbopol® acrylic thickeners, TempRite® CPVC, Estane® TPU and Hycar® acrylic emulsions. Each of these products has a proprietary technology position within its respective industry.
  •
  Long-Standing, Loyal Customer Base. We have developed many of our products in cooperation with our customers, often as a result of their specific needs, resulting in long-standing, loyal customer relationships. Our products generally represent a small percentage of our customers' production costs, but are critical to end-product performance.
  •
  Diverse Products, Customers and End-Use Applications. We sell over 10,000 products to more than 7,000 customers worldwide for use in diverse end-use applications. In 2001, our largest customer accounted for approximately 2% of our sales.
  •
  Relentless Focus on Productivity Improvement. In 2001, we successfully implemented cost-savings initiatives that reduced our fixed manufacturing overhead by over $16 million, delayered our organization, reduced working capital and refocused our capital spending on productivity-related projects.
  •
  Strong Management Team with Significant Equity Interest. Our senior management has instilled an entrepreneurial culture throughout our organization, successfully implemented leading productivity practices and positioned our Company for strong future earnings growth and cash flow generation. As of August 31, 2002, our management and employees owned approximately 8.6% of our equity, including outstanding shares and options.

Growth Strategy

        Our growth strategy consists of the following key elements:

  •
  Enter New Applications and End-Uses. We intend to build on our core product franchises and technology to expand our product offerings by modifying existing formulations to meet new end-use applications.
  •
  Expand Global Reach. We expect to continue to serve our existing multinational customers globally as they penetrate emerging regions and to target other customers in such regions.
  •
  Extend Product Breadth. We expect to continue to expand our product offerings through both internal research and development and the acquisition of new formulations and products.

  •
  Continue Productivity Improvements. We expect to continue our successful cost-savings initiatives by pursuing operational efficiencies, maintaining a lean organizational structure, reducing fixed costs, rationalizing capacity and efficiently managing capital spending.
  •
  Target Strategic Acquisitions. We plan to accelerate profitable growth through selected acquisitions of assets and technology that target high value niche markets and complement our current product offerings and capabilities.

Other Information

        We commenced operations on March 1, 2001 after our acquisition, completed on February 28, 2001, of the Performance Materials Segment of Goodrich. The total purchase price was $1,386.5 million before fees and expenses. The textile dyes and drug delivery systems businesses that were operated as part of the Performance Materials Segment of Goodrich were not part of the acquisition.

        PMD Investors I LLC and PMD Investors II LLC, collectively referred to in this prospectus as PMD, are entities owned by investor groups led by AEA Investors Inc., referred to in this prospectus as AEA. DLJMB Funding III, Inc. is an affiliate of Credit Suisse First Boston Corporation. DLJMB Funding III, Inc. and its affiliates who hold shares of our common stock are collectively referred to in this prospectus as DLJ Merchant Banking. DB Capital Partners, Inc. is an affiliate of Deutsche Bank Securities Inc. DB Capital Partners, Inc. and its affiliates who hold shares of our common stock are collectively referred to in this prospectus as DB Capital. We have no independent operations or investments other than our investment in Noveon, Inc.

        We and Noveon, Inc. were capitalized as follows:

  •
  PMD, DLJ Merchant Banking and DB Capital contributed $355.0 million of cash as equity to us, which we in turn contributed to Noveon, Inc. Of this amount, PMD contributed $155.0 million, DLJ Merchant Banking contributed $150.0 million and DB Capital contributed $50.0 million. The price paid per share of our common stock by PMD, DLJ Merchant Banking and DB Capital, after giving effect to a          for one stock split of our common stock which will occur immediately prior to the completion of this offering, was $          ;
  •
  We issued a $172.0 million seller note to Goodrich; and
  •
  Noveon, Inc. issued $275.0 million of senior subordinated notes and borrowed $635.0 million under senior credit facilities. The credit facilities are secured by all of our assets, substantially all of the assets of Noveon, Inc. and its domestic subsidiaries, 100% of the capital stock of its direct and indirect restricted domestic subsidiaries and 65% of the capital stock of its first tier foreign subsidiaries. In addition, the credit facilities are guaranteed by us and each of the direct and indirect material domestic subsidiaries of Noveon, Inc.

        Our principal executive offices are located at 9911 Brecksville Road, Cleveland, Ohio 44141 and our telephone number is 216-447-5000. Our website is located at www.noveoninc.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Common stock offered:
By us	shares
By the selling stockholders	shares
Total	shares
Common stock outstanding after the offering	shares
Use of proceeds
We estimate that our net proceeds from the sale of the shares offered by us, after deducting estimated expenses and underwriting discounts and commissions of $ million, will be approximately $ million (approximately $ million if the underwriters' over-allotment option is fully exercised). We intend to use substantially all of the net proceeds to repay approximately $ million of our debt obligations outstanding under a seller note we issued to Goodrich, and any remaining proceeds will be used for general corporate purposes, including the repayment of other indebtedness. We will not receive any proceeds from the sale of shares by the selling stockholders.
NYSE symbol	"NOV"
Risk Factors	See "Risk Factors" beginning on page 7 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to            shares of common stock, which the underwriters have the option to purchase from us and the selling stockholders to cover over-allotments, and an aggregate of            shares of common stock reserved for issuance under outstanding stock options and under our Employee Stock Purchase Plan. Options to purchase            shares of common stock will be outstanding upon completion of this offering, of which options to purchase              shares will be exercisable upon completion of this offering at a weighted average exercise price of $        .

        All information in this prospectus assumes the issuance and sale of common stock in this offering at an assumed initial public offering price of $        per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus. See "Description of Capital Stock—Overview."

        Unless otherwise indicated, the information in this prospectus does not give effect to a    for one stock split of our common stock, which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table presents summary financial data at the dates and for the periods indicated. The data for the years ended December 31, 1999 and 2000 and the two months ended February 28, 2001 are derived from the audited consolidated historical financial statements of the Performance Materials Segment of Goodrich. The data for the ten months ended December 31, 2001 are derived from our audited consolidated financial statements. The data for the four months ended June 30, 2001 and the six months ended June 30, 2002 are derived from our unaudited consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein. The unaudited pro forma, as adjusted, summary financial data for the twelve months ended December 31, 2001 and for the six months ended June 30, 2001 have been derived by the application of pro forma adjustments related to our acquisition of the Performance Materials Segment of Goodrich to our historical financial statements included elsewhere, and they are further adjusted to reflect this offering and application of the proceeds therefrom as if such transactions occurred at the beginning of the period presented. The unaudited, as adjusted, summary financial data for the six months ended June 30, 2002 include the impact of this offering and application of the proceeds therefrom as if such transactions occurred at the beginning of the period presented. The information set forth below should be read in conjunction with the consolidated financial statements and the related notes, the unaudited pro forma statements of operations and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	Performance Materials Segment of Goodrich			Noveon International, Inc.
	Year Ended December 31,
					Four Months Ended June 30, 2001
			Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001		Six Months Ended June 30, 2002
	1999	2000
	(dollars in millions)
Statement of Operations Data:
Sales	$1,217.7	$1,167.7	$187.0	$876.4	$366.9	$540.3
Cost of sales	832.2	819.5	137.3	628.1	268.4	363.4

Gross profit	385.5	348.2	49.7	248.3	98.5	176.9
Selling and administrative expenses	218.2	201.1	35.2	160.5	64.7	100.4
Amortization expense	24.6	24.4	4.0	26.5	11.0	7.0
Consolidation costs	37.3	40.5	—	3.1	0.7	1.8

Operating income	105.4	82.2	10.5	58.2	22.1	67.7
Interest income (expense), net	0.5	4.4	0.6	(92.6)	(40.4)	(50.9)
Other income (expense), net	(1.5)	(0.4)	(1.5)	(0.7)	(1.7)	1.2

Income (loss) from continuing operations before income taxes	104.4	86.2	9.6	(35.1)	(20.0)	18.0
Income tax (expense) benefit	(42.3)	(35.9)	(4.0)	(4.6)	7.4	(4.9)

Net income (loss)	$62.1	$50.3	$5.6	$(39.7)	$(12.6)	$13.1

Pro Forma
	Twelve Months Ended December 31, 2001	Six Months Ended June 30, 2001	Six Months Ended June 30, 2002
(dollars in millions, except share information)
As Adjusted Data (1):
Net income (loss)	$	$	$

Earnings per common share:
Basic	$	$	$

Diluted	$	$	$

Weighted-average shares outstanding:
Basic

Diluted

	Performance Materials Segment of Goodrich			Noveon International, Inc.
	Year Ended December 31,				Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
			Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	1999	2000
	(dollars in millions)
Other Data:
Cash flow provided (used) by operating activities	$156.1	$180.9	$(31.6)	$153.9	$44.6	$62.7
Cash flow (used) by investing activities	(97.3)	(75.3)	(7.6)	(1,218.7)	(1,197.1)	(32.7)
Cash flow provided (used) by financing activities	(54.4)	(100.2)	37.5	1,188.4	1,195.5	(16.8)
Adjusted EBITDA(2)	229.6	209.4	24.9	150.6	61.5	111.6
Adjusted EBITDA margin(3)	18.9%	17.9%	13.3%	17.2%	16.8%	20.7%
Depreciation and amortization	$86.9	$86.7	$14.4	$83.0	$35.7	$40.1
Capital expenditures	79.6	64.0	7.6	28.5	9.9	12.2
	Performance Materials Segment of Goodrich		Noveon International, Inc.
	December 31,		December 31,	June 30,	June 30, 2002
	1999	2000	2001	2001	Actual	As Adjusted(1)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$10.6	$15.7	$124.0	$42.6	$138.9
Working capital, net(4)	152.5	134.2	99.3	179.2	114.1
Goodwill—net	342.1	307.0	346.9	296.2	369.4
Identifiable intangible assets—net	60.9	58.9	192.0	196.7	186.2
Total assets	1,430.6	1,359.2	1,664.8	1,667.7	1,698.6
Total debt	42.7	30.0	1,083.9	1,078.5	1,083.6
Goodrich investment	950.9	910.4	—	—	—
Stockholders' equity	—	—	309.1	338.5	328.8

(1)
Assumes the sale by us of              shares in this offering at an assumed initial offering price of $          per share and the application of the estimated net proceeds as described in "Use of Proceeds" at the beginning of the period presented. Net income and earnings per share data reflect the following adjustments:
  •
  a reduction in interest expense of $         million for the twelve months ended December 31, 2001;
  •
  a reduction in interest expense of $           million and $           million for the six months ended June 30, 2001 and June 30, 2002, respectively; and
  •
  a reduction in other income of $1.2 million for the six months ended June 30, 2002 to reverse a gain reported for the early extinguishment of a portion of outstanding debt.
(2)
Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation and amortization, non-cash cost of sales impact of inventory write-up from purchase accounting, other income and expense, management fees and consolidation costs. Adjusted EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include adjusted EBITDA data because we understand such data are used by investors to determine our historical ability to service our indebtedness. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to adjusted EBITDA reported by other companies. Differences exist between the various agreements governing our indebtedness with respect to the definition of adjusted EBITDA or comparable terms.

  Adjusted EBITDA is calculated as follows:

	Performance Materials Segment of Goodrich
				Noveon International, Inc.
	Year Ended December 31,
					Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
			Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	1999	2000
	(dollars in millions)
Operating income	$105.4	$82.2	$10.5	$58.2	$22.1	$67.7
Depreciation and amortization	86.9	86.7	14.4	83.0	35.7	40.1
Investor management fees	—	—	—	3.3	1.2	2.0
Consolidation costs	37.3	40.5	—	3.1	0.7	1.8
Non-cash cost of sales impact of inventory write-up from purchase accounting	—	—	—	3.0	1.8	—

Adjusted EBITDA	$229.6	$209.4	$24.9	$150.6	$61.5	$111.6

(3)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
(4)
Working capital, net is defined as current assets excluding cash and cash equivalents less current liabilities excluding short-term debt and the current portion of long-term debt.

RISK FACTORS

        You should carefully consider the risks described below, as well as other information included in this prospectus, before making an investment decision. The risks described below summarize the material risks involved in investing in our common stock but are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially and adversely affected by any of these risks. The value of your investment may decrease due to any of these risks.

 Risks Related to Our Business

Increases in raw material prices and reductions in availability of raw material supplies could disrupt our operations.

        We use a variety of specialty and commodity chemicals in our manufacturing processes. These raw materials are generally available from numerous independent suppliers. We typically purchase our major raw materials on a contract basis in order to insure that we receive minimum required volumes. Some of the raw materials that we use are derived from petrochemical-based feedstocks. There have been historical periods of rapid and significant movements in the prices of these feedstocks both upward and downward. We selectively pass changes in the prices of raw materials to our customers from time to time. We cannot always do so, however, and any limitation on our ability to pass through any price increases could have an adverse effect on our business, financial condition or results of operations.

Competition in our industry may put downward pressure on our prices and margins.

        We compete with a wide variety of product materials and specialty chemicals manufacturers. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, these competitors may be better able to withstand a change in conditions within our industry and throughout the economy as a whole. In addition, we could be subject to adverse results caused by our competitors' pricing decisions. These competitors may also be able to maintain significantly greater operating and financial flexibility than we can. Additionally, a number of our niche product applications are customized or sold for highly specialized uses. Competitors that have greater financial, technological, manufacturing and marketing resources than we do and that do not currently market similar products may do so in the future. Increased competition could have an adverse effect on our business, financial condition or results of operations.

Our business has cyclical exposure, which may reduce demand for our products.

        A substantial portion of our sales is attributable to products and markets that historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, upon the general economic conditions of the industries of our customers. Downward economic cycles in our customers' industries may reduce sales of our products.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

        We now have, and after this offering will continue to have, a significant amount of indebtedness. As of June 30, 2002, our total debt was $1,083.6 million, including the aggregate principal amount due under our senior subordinated notes of $275.0 million, and on an as adjusted basis as if we had completed this offering and used the net proceeds therefrom as described in "Use of Proceeds" on that date, our total debt would have been $        million. For the twelve months ended June 30, 2002, we made cash principal and interest payments totaling $99.3 million, excluding the non-cash accretion of interest on the seller note, which we will repay with the proceeds of this offering. Holding all other variables constant, if interest rates increased or decreased by 1%, interest expense for the twelve months ended June 30, 2002 would increase or decrease by approximately $4.5 million. In addition, as of June 30, 2002 we guaranteed Noveon, Inc.'s obligations of $624.2 million, including letters of credit, and maximum obligations of aggregate principal amount of $744.3 million, under our credit facilities. Our total debt could increase, as we have a total borrowing capacity of $125.0 million under our credit facilities, of which $120.1 million was available as of June 30, 2002. Furthermore, the terms of the indenture governing our outstanding senior subordinated notes allow us and our subsidiaries to incur additional amounts of indebtedness, including up to $65.0 million at any time under various baskets, and unlimited additional borrowings, so long as we satisfy a minimum interest coverage ratio after giving effect to those borrowings. Based on this interest coverage ratio, as of June 30, 2002, we could have incurred an additional $228.0 million of indebtedness.

        Our current and future indebtedness could have important consequences to you. For example, it could:

  •
  impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes;

  •
  limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

  •
  put us at a competitive disadvantage to competitors that have less debt;

  •
  increase our vulnerability to interest rate increases; and

  •
  hinder our ability to adjust to rapidly changing economic and industry conditions.

        Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement, or realize the benefits of, our business strategy.

The debt agreements of our subsidiaries contain, and any future financing agreements we enter into may contain, restrictions that will limit our ability to finance operations and capital needs or engage in other business activities.

        Our debt agreements contain covenants that, among other things, restrict our ability to:

  •
  incur additional indebtedness (including guarantees);

  •
  make some acquisitions;

  •
  pay dividends and make other restricted payments;

  •
  issue certain types of stock;

  •
  enter into sale and leaseback transactions;

  •
  make loans and investments;

  •
  enter into new lines of business; and

  •
  engage in some transactions with affiliates.

        In addition, our credit facilities require Noveon, Inc. to comply with specified financial covenants including maintenance of net worth, limitations on capital expenditures, minimum interest coverage ratios, maximum leverage ratios and a minimum EBITDA.

        Our ability to meet these covenants and requirements in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our breach or failure to comply with any of these covenants could result in a default under our credit facilities or the indenture governing our senior subordinated notes. If we default under our credit facilities, the lenders could cease to make further extensions of credit, cause all of our outstanding debt obligations under these credit facilities to become due and payable, require us to apply all of our available cash to repay indebtedness under these credit facilities, prevent us from making debt service payments on any other indebtedness we owe and/or proceed against the collateral granted to them to secure repayment of those amounts. The credit facilities are secured by all of our assets, substantially all of the assets of Noveon, Inc. and its domestic subsidiaries, 100% of the capital stock of its direct and indirect restricted domestic subsidiaries and 65% of the capital stock of its first tier foreign subsidiaries. If the indebtedness under our credit facilities or our outstanding senior subordinated notes is accelerated, we may not have sufficient assets to repay amounts due under these existing debt agreements or on other debt securities then outstanding. See "Description of Our Indebtedness."

Environmental regulations may cause us to incur significant costs and liabilities.

        Our operations are subject to extensive environmental laws and regulations of foreign, federal, state and local authorities, including those pertaining to air emissions, wastewater discharges, the generation, handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use, storage, release and disposal of hazardous substances. We have incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations. Any failure by us to comply with such laws and regulations could subject us to significant future liabilities.

        A majority, but not all, of our properties have been the subject of recent environmental site assessments performed by outside environmental consultants to determine the level of environmental risk. However, not all potential instances of either environmental non-compliance or soil and groundwater contamination may have been identified, even at those sites where environmental site assessments have been conducted. Accordingly, we may discover previously unknown environmental conditions and the cost of remediating such conditions could be material.

        Several of our facilities have environmental cleanups that are currently in process and for which Goodrich provided an indemnity. In addition to Goodrich's indemnity, there are several other indemnities from third parties such as past owners of the facilities. However, if Goodrich or the third party indemnitors become unable to, or otherwise do not, comply with their respective indemnity obligations in the future, we could become subject to significant liabilities.

        In addition, environmental laws and regulations, and their interpretations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation, may have upon our business, financial condition or results of operations. Should environmental laws and regulations, or their interpretations become more stringent, the costs of compliance could increase. If we cannot pass along future costs to our customers, any increases may have an adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies—Environmental" and "Business—Health, Safety and Environmental Matters."

International social, political and economic conditions may adversely affect our operating performance.

        Our international operations are subject to risks, including currency exchange controls, labor unrest, regional economic uncertainty, political instability, terrorism, expropriation of property, restrictions on the transfer of funds into or out of a country, export duties, taxes and quotas, domestic and foreign customs and tariffs, and current and changing regulatory environments. These events could have an adverse effect on our international operations in the future by reducing the demand for our products, increasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations.

Currency translation risk and currency transaction risk may adversely affect our results of operations.

        The financial condition and results of operations of each foreign operating subsidiary are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. For the twelve months ended December 31, 2001, we generated approximately 27% of our sales in foreign currencies, and we incurred approximately 24% of our total costs in foreign currencies. Significant changes in the value of the Euro relative to the U.S. dollar could also have an adverse effect on our financial condition and results of operations and our ability to meet interest and principal payments on Euro-denominated debt, including borrowings under our credit facilities, and U.S. dollar-denominated debt, including the senior subordinated notes and borrowings under the credit facilities. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given the volatility of exchange rates, we may not be able to effectively manage our currency translation and/or transaction risks, and any volatility in currency exchange rates may have an adverse effect on our financial condition or results of operations.

The patents and confidentiality agreements we rely on to protect our intellectual property may be challenged or rendered unenforceable.

        Protection of our proprietary processes, methods and compounds and other technology is important to our business. Consequently, we rely on judicial enforcement and protection of our patents. While a presumption of validity exists with respect to patents issued to us in U.S. and non-U.S. jurisdictions, our patents may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, any pending patent application filed by us may not result in an issued patent, and if patents are issued to us, those patents may not provide meaningful protection against competitors or against competitive technologies.

        We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these agreements may be breached, may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise or may not provide for adequate remedies in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business, financial condition or results of operations.

We may be unable to respond effectively to technological changes in our industry, which may have an adverse effect on our business, financial condition or results of operations.

        Our future business success will depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have an adverse effect on our business, financial condition or results of operations.

If we make acquisitions in the future, we may experience problems integrating new businesses and assets and allocating management resources.

        Identifying, acquiring and integrating businesses requires substantial management, financial and other resources and may pose several risks, some or all of which could have a material adverse effect on our business, financial condition and results of operation. These risks include:

  •
  unforeseen operating difficulties and expenditures;

  •
  difficulties in assimilation of acquired personnel, operations and technologies;

  •
  the need to manage a significantly larger and more geographically dispersed business;

  •
  increased indebtedness;

  •
  diversion of management's attention from ongoing development of our business or other business concerns;

  •
  potential loss of customers;

  •
  failure to retain key personnel of the acquired business; and

  •
  the use of substantial amounts of our available cash and/or credit facilities.

Our production facilities are subject to operating risks that may adversely affect our operations.

        We are dependent on the continued operation of our production facilities. These production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, remediation complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental damage, fines and liabilities and could have an adverse effect on our business, financial condition or results of operations. In addition, some of our production facilities are co-located at sites where our neighbors face the same operational risks and , in some cases, they provide critical supplies and/or services, and any disruption in those supplies and/or services could have a material adverse effect on our operations.

Our production facilities are of the type that may attract terrorist attacks, and any attack may disrupt our operations and cause us to incur significant costs and liabilities.

        Uncertainty surrounding the possibility and scope of terrorist attacks may impact our operations in unpredictable ways, including the possibility that our chemical production facilities may become direct targets, or indirect casualties, of possible terrorist attacks. While our production facilities are under a heightened level of security, this level of security may be insufficient to prevent a terrorist attack. The resulting damage would be difficult to assess, may be severe and could include loss of life and property damage. Available insurance coverage may not be sufficient to cover all of the damage incurred or may be prohibitively expensive. In addition, some of our production and other facilities are co-located at sites where our neighbors may be potential targets of terrorist attacks. The resulting collateral damage may be significant and substantial.

Present and future litigation may adversely affect our results of operations.

        We are a defendant in lawsuits that result from, and are incidental to, the conduct of our business. These suits concern, and future suits may concern, issues, including product liability, contract disputes, labor-related matters, patent infringement, environmental proceedings, property damage and personal injury matters. It is not feasible to predict the outcome of all pending or future suits and claims, and the ultimate resolution of these matters could have an adverse effect upon our business, financial condition or results of operations.

We are subject to government regulation that may adversely affect our results of operations.

        We are subject to regulation by many U.S. and non-U.S. supranational, national, federal, state and local governmental authorities. In some circumstances, before we may sell some of our products, these authorities must approve these products, our manufacturing processes and facilities. We are also subject to ongoing reviews of our products and manufacturing processes.

        In order to obtain regulatory approval of various new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays, and approvals may not be granted to us on a timely basis, if at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products.

        New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which could have an adverse effect on our business, financial condition or results of operations.

Goodwill impairment may unpredictably affect our results of operations in the future.

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their remaining useful lives. We adopted SFAS No. 142 in our first quarter of 2002. During the second quarter of 2002, we performed the first of the required impairment tests of goodwill as of January 1, 2002. We determined that no goodwill impairment had occurred.

        Under the provisions of SFAS No. 142, goodwill at each of our reporting units must be tested for impairment at least annually. Future events could cause the impairment of goodwill associated with any of our reporting units. Any resulting impairment loss may have a material adverse impact on our results of operations in any future period in which we record a charge for it. In addition, a significant impairment of goodwill may cause Noveon, Inc. to be in default under the net worth covenant of our credit facilities.

Risks Related to this Offering

We are controlled by PMD, DLJ Merchant Banking and DB Capital, whose interests may conflict with ours and those of our other stockholders.

        Following this offering, PMD, DLJ Merchant Banking and DB Capital will own, in the aggregate, approximately    % of our outstanding common stock and will continue to control us. Accordingly, they will be able to:

  •
  elect our entire Board of Directors;

  •
  control our management and policies; and

  •
  determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

        They will also be able to prevent or cause a change in control of us and amend our certificate of incorporation and by-laws at any time. Pursuant to a stockholders agreement among us, PMD, DLJ Merchant Banking and DB Capital, AEA, Credit Suisse First Boston Corporation, or CSFB, and Deutsche Bank Securities Inc. received advisory services fees of $8.75 million, $5.5 million and $1.75 million, respectively, from Noveon, Inc. upon consummation of our acquisition of the Performance Materials Segment of Goodrich in February 2001. Pursuant to the stockholders agreement, we entered into management agreements with each of AEA, DLJ Merchant Banking and DB Capital. Under the management agreements, we pay AEA, DLJ Merchant Banking and DB Capital annual fees of $1.9 million, $1.1 million and $0.5 million, respectively, plus reasonable out-of-pocket expenses as compensation for appointed directors, various advisory and consulting services and for monitoring and management costs, as applicable. Since we commenced operations on March 1, 2001, we have paid $3.1 million, $1.3 million and $0.9 million to AEA, DLJ Merchant Banking and DB Capital, respectively, pursuant to the management agreements. Also pursuant to the stockholders agreement, we entered into an advisory services agreement with CSFB. Under the advisory services agreement, we pay CSFB an annual fee of $0.5 million plus reasonable out-of-pocket expenses as compensation for strategic and financial planning advisory services. Since we commenced operations on March 1, 2001, we have paid $0.1 million to CSFB pursuant to the advisory services agreement. The fee provisions of each of the management agreements and the advisory services agreement terminate, with respect to each of AEA, DLJ Merchant Banking and DB Capital, upon the earlier of the third anniversary of the completion of this offering and the date on which either of AEA or DLJ Merchant Banking, respectively, ceases to own at least 15% of our common stock or DB Capital ceases to own at least 5% of our common stock.

        The interests of PMD, DLJ Merchant Banking and DB Capital may conflict with our interests and those of our other stockholders, including purchasers of the common stock in this offering.

If our stock price fluctuates after the initial offering, you could lose a significant part of your investment.

        Prior to this offering, there has been no public market for our common stock. We intend to list our common stock on the New York Stock Exchange. We do not know if an active trading market will develop for our common stock or how the common stock will trade in the future, which may make it more difficult for you to sell your shares. Negotiations between the underwriters and us will determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock. The market price could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

  •
  changes in securities analysts' recommendations and estimates of our financial performance;

  •
  the public's reaction to our press releases, announcements and our filings with the SEC;

  •
  fluctuations in stock market prices and volumes, particularly among securities of chemical companies;

  •
  changes in market valuations of similar companies;

  •
  announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

  •
  variations in our quarterly results of operations or cash flows or those of other chemical companies;

  •
  future issuances and sales of our common stock;

  •
  changes in general conditions in the U.S. economy, financial markets or the chemical industry; and

  •
  additions or departures of key personnel.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies.

        Additionally, because Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are considered to be our affiliates, it is unlikely that they will be permitted under the rules of The New York Stock Exchange to solicit, or make recommendations regarding, the purchase or sale of our common stock. This could affect the liquidity of, the trading markets for, or investor interest in, our common stock, which could adversely affect the price at which it trades.

An aggregate of approximately            million shares of our common stock will become eligible for resale in the public market within 180 days after this offering, and future sales of our common stock may cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of            shares of our common stock will be outstanding after completion of this offering. Of these, the            shares offered by this prospectus will be freely tradable without restriction or further registration.

        In connection with this offering, we and our officers, other senior management, directors and the holders of substantially all of our outstanding common stock, who together hold 3,591,500 shares, will agree not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without the prior written consent of each of Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting."

        PMD, DLJ Merchant Banking and DB Capital each have demand rights to cause us to file, at our expense, a registration statement under the Securities Act covering resales of their shares. These shares will represent approximately    % of our outstanding common stock after this offering. They will agree not to exercise their demand registration right until 180 days after the date of this prospectus without the prior written consent of each of Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These shares may also be sold under Rule 144 of the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

        We entered into a management stockholders agreement with our executive officers and other senior management who hold shares of our common stock. The agreement restricts the transfer of shares held by these executive officers except in certain circumstances. These transfer restrictions expire on the earlier of a sale of our company or the second anniversary of this offering.

        In addition, after this offering, we also intend to register            shares of our common stock for issuance under our stock option plans. As of August 31, 2002, options to purchase             shares of our common stock were issued and outstanding, of which options to purchase             shares were vested. Assuming all option shares are exercised immediately upon eligibility, purchasers of common stock in this offering will experience dilution of $                  per share.

        It is uncertain what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" and "Underwriting" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Purchasers of our common stock will experience substantial dilution in the net tangible book value per share of their investment.

        The initial public offering price per share exceeds our net tangible book value per share. If you participate in this offering, you will pay a price per share that substantially exceeds the book value of our tangible assets, after subtracting our liabilities. New investors will contribute    % of our total capitalization, but will own only     % of the shares outstanding. You may incur additional dilution if holders of options to purchase common stock, whether currently outstanding or subsequently granted, exercise their options following this offering.

We do not currently intend to pay dividends on our common stock.

        Following this offering, we do not anticipate paying any dividends on shares of our common stock. The payment of any future dividends will be determined by our Board of Directors and will depend upon our financial condition and requirements, future prospects, business conditions and other factors our Board of Directors deems relevant. In addition, our existing indebtedness contains provisions that restrict the payment of dividends. Accordingly, investors must rely on price appreciation on sales of their common stock in order to realize any gain on their investment.

Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders.

        Provisions in our by-laws, stockholders agreement and Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders.

        Delaware law prohibits us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our Board of Directors.

        In addition, the stockholders agreement provides that, after the completion of this offering, a significant number of board actions, including entering into a merger or similar agreement, will require the approval of a majority of our directors, which majority must include at least one director designated by each of PMD and DLJ Merchant Banking so long as, in each case, PMD or DLJ Merchant Banking, respectively own at least 15% of our common stock. See "Certain Relationships and Related Transactions—The Stockholders Agreement."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including those that relate to our future plans, objectives, expectations and intentions. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "thinks" and variations of these words and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors," that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, our goals may not be achieved. These forward-looking statements are made as of the date of this prospectus, and, except as required under the federal securities laws and the rules and regulations of the Commission, we assume no obligation to update or revise them or provide reasons why actual results may differ.

        Important factors that may affect our expectations, estimates or projections include:

  •
  the effects of the substantial debt we have incurred in connection with our acquisition of the Performance Materials Segment of Goodrich and our ability to refinance or repay that debt;

  •
  changes in customer requirements in markets or industries we serve;

  •
  general economic and market conditions;

  •
  our access to capital markets and any restrictions placed on us by any current or future financing arrangements;

  •
  the effect of risks of investing in and conducting operations in foreign countries, including political, social, economic, currency and regulatory factors;

  •
  changes in the price and supply of major raw materials; and

  •
  the effect of fluctuations in currency exchange rates on our international operations.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of                        shares of common stock in this offering, after deducting estimated offering expenses payable by us and underwriting discounts and commissions of $             million, will be approximately $             million.

        We will not receive any proceeds from the sale of                        shares of common stock in this offering by the selling stockholders.

        We intend to use substantially all of our net proceeds to repay our debt obligations outstanding under the seller note we issued to Goodrich, plus accrued interest, and any remaining proceeds for general corporate purposes, including the repayment of other indebtedness. As of June 30, 2002, there was $189.1 million of principal and $8.2 million of accrued interest outstanding under the seller note. The seller note bears interest at an initial rate of 13% payable semi-annually in cash or additional notes at our option and matures on August 31, 2011.

DIVIDEND POLICY

        We have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Our existing indebtedness effectively limits our ability to pay dividends and make distributions to our stockholders.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of June 30, 2002, on an actual basis and on an as adjusted basis. The as adjusted data reflects our issuance and sale of                        shares of common stock offered hereby and the use of the estimated net proceeds from this offering to repay a portion of our outstanding debt as described in "Use of Proceeds."

        In addition, you should read the following table in conjunction with "Selected Consolidated Financial and Other Data," our consolidated historical and pro forma financial statements and the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Our Indebtedness," which are contained later in this prospectus.

	As of June 30, 2002
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$138.9

Revolving credit facility(1)	$—	$
Term loans(2)	619.3
11% Senior Subordinated Notes due 2011	275.0
Seller note(3)	189.1
Other	0.2

Total debt (including short-term debt)	$1,083.6
Stockholders' equity:
Common stock, par value $.01 per share, shares authorized, shares outstanding, actual; shares authorized, shares outstanding, as adjusted	—
Paid-in capital	360.0
Other	(1.0)
Retained deficit(3)	(26.6)
Accumulated other comprehensive loss	(3.6)

Total stockholders' equity	328.8

Total capitalization	$1,412.4	$

(1)
Our revolving credit facility and related subfacilities provide for total borrowing capacity of up to $125.0 million.

(2)
Term loans include both current and long-term portions and, as of June 30, 2002, were comprised of Term Loan A with a balance of $112.9 million and Term Loan B with a balance of $506.4 million.

(3)
As adjusted amounts reflect the terms of the seller note, which allow for repayment of a portion of the seller note at a specified discount. As of June 30, 2002, there was $189.1 million of principal and $8.2 million of accrued interest outstanding under the seller note.

DILUTION

        As of June 30, 2002, we had a net tangible book value of $(261.8) million or $          per share. Net tangible book value is the difference between the book value of our total tangible assets and our total liabilities. As of June 30, 2002, total assets of $1,698.6 million were reduced by goodwill of $369.4 million, identifiable intangible assets of $186.2 million and debt issuance costs included in other assets of $35.0 million to derive net tangible book value. We determined the net tangible book value per share by dividing our tangible net book value by the total number of shares of common stock outstanding. After giving effect to the sale of the            shares of common stock offered by us in this offering at $        per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value would have been approximately $                  , or $          per share of common stock. This represents an immediate increase in net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share		$
Net tangible book value per common share as of June 30, 2002	$
Increase in adjusted net tangible book value per common share attributable to new investors

As adjusted net tangible book value per common share after this offering

Dilution per common share to new investors		$

        The following table sets forth, on an as adjusted basis as of June 30, 2002, the number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $          , the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and before deduction of estimated underwriting discounts and commissions:

Shares Purchased(1)
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(2)			%	$		%	$
New investors

Total			%	$		%

(1)
The number of shares disclosed for the existing stockholders includes            shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the            shares being purchased by the new investors from the selling stockholders in this offering.

(2)
With respect to our executive officers, directors and greater-than-10% stockholders, and assuming the exercise of all outstanding stock options pursuant to our Amended and Restated Employee Stock Option Plan, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

Shares Purchased
Total Consideration
	Number						Average Price Per Share
		Percent		Amount	Percent
Affiliated persons			%	$		%	$

        Prior to this offering, there were 3,600,115 shares of our common stock outstanding, held by 124 stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                        or approximately      % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to                        or approximately      % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED
FINANCIAL AND OTHER DATA

        The following table presents selected financial data as of the dates and for the periods indicated. The data for the years ended December 31, 1997, 1998, 1999 and 2000 and the two months ended February 28, 2001 are derived from the audited consolidated historical financial statements of the Performance Materials Segment of Goodrich. The data for the ten months ended December 31, 2001 are derived from our audited consolidated financial statements. The data for the four months ended June 30, 2001 and for the six months ended June 30, 2002 are derived from our unaudited consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein. The unaudited pro forma, as adjusted, selected financial data for the twelve months ended December 31, 2001 and for the six months ended June 30, 2001 have been derived by the application of pro forma adjustments related to our acquisition of the Performance Materials Segment of Goodrich to our historical financial statements included elsewhere, and they are further adjusted to reflect this offering and the application of the proceeds therefrom as if such transactions occurred at the beginning of the period presented. The unaudited, as adjusted, summary financial data for the six months ended June 30, 2002 include the impact of this offering and application of the proceeds therefrom as if such transactions occurred at the beginning of the period presented. The information set forth below should be read in conjunction with the consolidated financial statements and the related notes, the unaudited pro forma statements of operations and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	Performance Materials Segment of Goodrich					Noveon International, Inc.
					Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
	Year Ended December 31,
	1997	1998	1999	2000
	(dollars in millions, except share information)
Sales	$904.7	$1,195.2	$1,217.7	$1,167.7	$187.0	$876.4	$366.9	$540.3
Cost of sales	602.5	817.8	832.2	819.5	137.3	628.1	268.4	363.4

Gross profit	302.2	377.4	385.5	348.2	49.7	248.3	98.5	176.9
Selling and administrative expenses	179.7	223.4	218.2	201.1	35.2	160.5	64.7	100.4
Amortization expense	5.5	18.2	24.6	24.4	4.0	26.5	11.0	7.0
Consolidation costs	—	—	37.3	40.5	—	3.1	0.7	1.8

Operating income	117.0	135.8	105.4	82.2	10.5	58.2	22.1	67.7
Interest income (expense), net	0.7	(0.7)	0.5	4.4	0.6	(92.6)	(40.4)	(50.9)
Other income (expense), net	(2.1)	(0.2)	(1.5)	(0.4)	(1.5)	(0.7)	(1.7)	1.2

Income (loss) from continuing operations before income taxes	115.6	134.9	104.4	86.2	9.6	(35.1)	(20.0)	18.0
Income tax (expense) benefit	(44.1)	(55.4)	(42.3)	(35.9)	(4.0)	(4.6)	7.4	(4.9)

Income (loss) from continuing operations	71.5	79.5	62.1	50.3	5.6	(39.7)	(12.6)	13.1
Income (loss) from discontinued operations-net of taxes	59.5	(1.6)	—	—	—	—	—	—

Net income (loss)	$131.0	$77.9	$62.1	$50.3	$5.6	$(39.7)	$(12.6)	$13.1

Income per common share:
Basic						$(11.17)	$(3.55)	$3.64

Diluted						$(11.17)	$(3.55)	$3.64

Weighted-average shares used in computation:
Basic						3,555,267	3,550,000	3,600,331

Diluted						3,555,267	3,550,000	3,600,331

Noveon International, Inc.
Pro Forma
	Twelve Months Ended December 31, 2001	Six Months Ended June 30, 2001	Six Months Ended June 30, 2002
(dollars in millions, except share information)
As Adjusted Data(1):
Net income (loss)	$	$	$

Earnings per common share:
Basic	$	$	$

Diluted	$	$	$

Weighted-average shares outstanding:
Basic

Diluted

	Performance Materials Segment of Goodrich					Noveon International, Inc.
					Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
	Year Ended December 31,
	1997	1998	1999	2000
	(dollars in millions)
Other Data:
Cash flow provided (used) by operating activities	$48.3	$168.7	$156.1	$180.9	$(31.6)	$153.9	$44.6	$62.7
Cash flow provided (used) by investing activities	78.2	(449.3)	(97.3)	(75.3)	(7.6)	(1,218.7)	(1,197.1)	(32.7)
Cash flow provided (used) by financing activities	(141.8)	273.7	(54.4)	(100.2)	37.5	1,188.4	1,195.5	(16.8)
Adjusted EBITDA(2)	166.5	211.9	229.6	209.4	24.9	150.6	61.5	111.6
Adjusted EBITDA margin(3)	18.4%	17.7%	18.9%	17.9%	13.3%	17.2%	16.8%	20.7%
Depreciation and amortization	$49.5	$76.1	$86.9	$86.7	$14.4	$83.0	$35.7	$40.1
Capital expenditures	72.8	70.7	79.6	64.0	7.6	28.5	9.9	12.2
	Performance Materials Segment of Goodrich				Noveon International, Inc.
							June 30, 2002
	December 31,
					December 31, 2001	June 30, 2001		As Adjusted(1)
	1997	1998	1999	2000			Actual
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$13.0	$6.6	$10.6	$15.7	$124.0	$42.6	$138.9	$
Working capital, net(4)	109.8	163.8	152.5	134.2	99.3	179.2	114.1
Goodwill—net	136.1	328.0	342.1	307.0	346.9	296.2	369.4
Identifiable intangible assets—net	3.2	65.6	60.9	58.9	192.0	196.7	186.2
Total assets	930.4	1,439.0	1,430.6	1,359.2	1,664.8	1,667.7	1,698.6
Total debt	64.4	69.3	42.7	30.0	1,083.9	1,078.5	1,083.6
Goodrich investment	572.3	938.1	950.9	910.4	—	—	—		—
Stockholders' equity	—	—	—	—	309.1	338.5	328.8

(1)
Assumes the sale by us of              shares in this offering at an assumed initial offering price of $          per share and the application of the estimated net proceeds as described in "Use of Proceeds" at the beginning of the period presented. Net income and earnings per share data reflect the following adjustments:

  •
  a reduction in interest expense of $         million for the twelve months ended December 31, 2001;

  •
  a reduction in interest expense of $           million and $           million for the six months ended June 30, 2001 and June 30, 2002, respectively; and

  •
  a reduction in other income of $1.2 million for the six months ended June 30, 2002 to reverse a gain reported for the early extinguishment of a portion of outstanding debt.

(2)
Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation and amortization, non-cash cost of sales impact of inventory write-up from purchase accounting, other income and expense, management fees and consolidation costs. Adjusted EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include adjusted EBITDA data because we understand such data are used by investors to determine our historical ability to service our indebtedness. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to adjusted EBITDA reported by other companies. Differences exist between the various agreements governing our indebtedness with respect to the definition of adjusted EBITDA or comparable terms.

Adjusted EBITDA is calculated as follows:

	Performance Materials Segment of Goodrich					Noveon International, Inc.
	Year Ended December 31,				Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
	1997	1998	1999	2000
	(dollars in millions)
Operating income	$117.0	$135.8	$105.4	$82.2	$10.5	$58.2	$22.1	$67.7
Depreciation and amortization	49.5	76.1	86.9	86.7	14.4	83.0	35.7	40.1
Investor management fees	—	—	—	—	—	3.3	1.2	2.0
Consolidation costs	—	—	37.3	40.5	—	3.1	0.7	1.8
Non-cash cost of sales impact of inventory write-up from purchase accounting	—	—	—	—	—	3.0	1.8	—

Adjusted EBITDA	$166.5	$211.9	$229.6	$209.4	$24.9	$150.6	$61.5	$111.6

(3)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.

(4)
Working capital, net is defined as current assets excluding cash and cash equivalents minus current liabilities excluding short-term debt and the current portion of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" beginning on page 7, and included in other portions of this prospectus.

Overview

        We are a leading global producer and marketer of technologically advanced specialty materials and chemicals used in a broad range of consumer and industrial applications. We have a number of high growth, industry leading franchises marketed under some of the industry's most recognized brand names including Carbopol®, TempRite®, Estane® and Hycar®. These global brands are complemented by a diverse portfolio of historically stable, cash generating businesses. We have a significant presence in many niche product categories, where customers value our long-standing ability to provide need-specific formulations and solutions. Our products and services enhance the value of customers' end-products by improving performance, providing essential product attributes, lowering cost, simplifying processing or making them more environmentally friendly. Through our worldwide network of 27 strategically located manufacturing facilities, we service more than 7,000 customers operating in over 25 industries. In 2001, we derived approximately 65% of our sales from the United States, 18% of our sales from Europe and 17% of our sales from the rest of the world.

        Consistent with our focus on industries and end-use applications, we have organized our business into three segments: Consumer Specialties, Specialty Materials and Performance Coatings.

Restructuring Matters

        To improve the productivity of our electronics industry-related product lines, during the second quarter of 2002 we announced the consolidation of our static control manufacturing facilities into Malaysia and the closing of the Twinsburg, Ohio leased facility, both of which will occur in the third quarter of 2002. In conjunction with this consolidation, we incurred personnel-related charges as well as closure costs related to this leased facility, totaling $1.2 million, in the second quarter of 2002.

        In 2001, we implemented a plan to restructure and streamline our operations to increase efficiency and productivity, reduce costs and support our global growth strategy. As part of this plan, we reduced headcount throughout our global operations, restructured our colorants business in Cincinnati, Ohio and discontinued our flush pigments and colorformers product lines. Through these restructuring efforts, we will be eliminating approximately 480 positions. Approximately 80% of the affected employees have left their positions as of June 30, 2002. As of June 30, 2002, approximately $4.7 million remains accrued for restructuring costs with substantially all of the remaining costs anticipated to be paid in 2002 and 2003. As a result of these restructuring efforts, we estimate annualized savings of approximately $17.0 million attributable to reduced employee expenses. These savings were partially recognized beginning in the third quarter of 2001.

Factors That Affect Our Business

        Economic and Industry Conditions.    Economic growth rates have varied in each geographic region in which we operate and may do so in the future. Our results in the past have been negatively impacted by reduced demand in the automotive, paper and packaging, textile, construction and electronics industries during cyclical periods. We have also experienced pricing pressure in parts of Performance Coatings and Specialty Materials as a result of consolidation among some of our competitors and customers and as some of the industries we serve have matured. Furthermore, our results in the past have been negatively affected by increases in feedstock and energy costs. Raw material cost fluctuations that affect our results include toluene, ethyl and butyl acrylate, glacial acrylic acid, chlorine, methyl diphenyl diisocyanate, or MDI, polytetramethylene ether glycol, or PTMEG, aniline, acetone and PVC. For the twelve months ended December 31, 2001, our raw material costs represented 42.1% of sales.

        Our Current and Future Indebtedness Could Significantly Impact Our Business.    For example, it could impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes; limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness; put us at a competitive disadvantage to competitors that have less debt; increase our vulnerability to interest rate increases to the extent our variable-rate debt is not effectively hedged; and hinder our ability to adjust to rapidly changing economic and industry conditions. As of June 30, 2002, our total debt was $1,083.6 million. In addition, under our credit facilities, we have total borrowing capacity of $125.0 million, of which $120.1 million was available as of June 30, 2002, net of $4.9 million of outstanding letters of credit.

        Our ability to repay or refinance our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to financial, business and other factors, many of which are beyond our control. These factors could include operating difficulties, increased operating costs or raw material or product prices, the response of competitors, regulatory developments and delays in implementing strategic projects.

        Effects of Currency Fluctuations.    Our worldwide results of operations are subject to both currency transaction and translation risk. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the entity. We incur currency translation risk because we measure and record our financial condition and results of operations in local currencies before translating these results into U.S. dollars and including them in our consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. For 2001, we generated approximately 27% of our sales in foreign currency, and we incurred approximately 24% of our total costs in foreign currency. The net depreciation of the Euro and/or constituent currencies against the U.S. dollar and other world currencies from 1998 through the second quarter of 2002 had a negative impact on our sales and operating income as reported in U.S. dollars in our historical consolidated financial statements. Additionally, due to the relative values of the Euro and the U.S. dollar, through the second quarter of 2002 we were disadvantaged with respect to our competitors that manufacture products with effectively lower costs in Europe. Under our credit facilities, we borrowed a portion of Term Loan A and Term Loan B in Euros, and under our revolving credit facility, we have the ability to borrow in multiple currencies, which may reduce our risks relating to currency fluctuations.

Acquisitions and Divestitures

        The acquisitions by us and Goodrich as discussed in the following paragraphs were recorded using the purchase method of accounting. The results of operations of the acquired companies have been included in our results since their respective dates of acquisition.

        In the second quarter of 2002, we purchased selected assets of Multiquim S.A., a supplier of personal care, pharmaceutical and other products in Mexico. In addition, we purchased technology and other assets from American Finish and Chemical Company as part of an effort to expand our Performance Coatings segment.

        In December 2001, we acquired certain intellectual property and tangible assets as an addition to our TempRite® CPVC product family within our Specialty Materials segment.

        In February 2001, we completed our acquisition of the Performance Materials Segment of Goodrich.

        During 2000, Goodrich acquired the intellectual property related to two businesses in our Consumer Specialties segment. Total consideration aggregated $11.6 million, of which $10.2 million represented goodwill and other intangible assets.

        In March 2000, Goodrich contributed $17.9 million of net assets related to the North American Telene™ product line for a 50% interest in a joint venture with Advanced Polymer Technologies, Inc. We sold our interest in this joint venture in March 2002.

        In 1999, Goodrich acquired a textile coatings business for $19.6 million, of which $14.4 million represented goodwill.

Results of Operations

Historical Basis

        The following table presents the major components of the statement of operations on a historical basis. Consistent with our focus on industries and end-use applications, we have organized our business into three segments: Consumer Specialties, Specialty Materials and Performance Coatings. The textile dyes business and the drug delivery systems business, which were not part of our acquisition of the Performance Materials Segment of Goodrich, had sales and an operating loss of $32.5 million and $2.0 million, respectively, during the year ended December 31, 1999, sales and an operating loss of $15.7 million and $3.6 million, respectively, during the year ended December 31, 2000 and sales and operating loss of $1.1 million and $0.6 million, respectively, for the two months ended February 28, 2001. The results of the textile dyes business and the drug delivery systems business are included in the data for the years ended December 31, 1999 and 2000 and for the two months ended February 28, 2001. We show segment sales as a percentage of total sales and segment gross profit and operating income as a percentage of segment sales.

	Performance Materials Segment of Goodrich						Noveon International, Inc.
	Fiscal Year Ended December 31,				Two Months Ended February 28,		Ten Months Ended December 31,		Four Months Ended June 30,		Six Months Ended June 30,
	1999	%	2000	%	2001	%	2001	%	2001	%	2002	%
	(dollars in millions)
Sales
Consumer Specialties	$287.3	23.6	$283.3	24.3	$45.2	24.2	$238.8	27.2	$99.4	27.1	$141.7	26.2
Specialty Materials	438.5	36.0	426.7	36.5	73.1	39.1	324.4	37.0	134.1	36.5	203.9	37.7
Performance Coatings	491.9	40.4	457.7	39.2	68.7	36.7	313.2	35.8	133.4	36.4	194.7	36.1

Total Sales	$1,217.7	100.0	$1,167.7	100.0	$187.0	100.0	$876.4	100.0	$366.9	100.0	$540.3	100.0

Gross Profit
Consumer Specialties	$88.5	30.8	$84.8	29.9	$10.5	23.2	$64.5	27.0	$25.5	25.7	$44.1	31.1
Specialty Materials	161.5	36.8	149.4	35.0	25.6	35.0	106.5	32.8	41.6	31.0	76.2	37.4
Performance Coatings	135.5	27.5	114.0	24.9	13.6	19.8	77.3	24.7	31.4	23.5	56.6	29.1

Total Gross Profit	$385.5	31.7	$348.2	29.8	$49.7	26.6	$248.3	28.3	$98.5	26.8	$176.9	32.7

Operating Income
Consumer Specialties	$39.6	13.8	$40.2	14.2	$2.1	4.6	$30.5	12.8	$12.3	12.4	$24.7	17.4
Specialty Materials	105.4	24.0	98.3	23.0	16.9	23.1	52.3	16.1	21.0	15.7	44.8	22.0
Performance Coatings	70.5	14.3	52.5	11.5	3.2	4.7	34.8	11.1	13.9	10.4	33.3	17.1
Corporate Costs	(72.8)	(6.0)	(68.3)	(5.8)	(11.7)	(6.3)	(56.3)	(6.4)	(24.4)	(6.7)	(33.3)	(6.2)

	142.7	11.7	122.7	10.5	10.5	5.6	61.3	7.0	22.8	6.2	69.5	12.8
Consolidation Costs	(37.3)	(3.0)	(40.5)	(3.5)	—	—	(3.1)	(0.4)	(0.7)	(0.2)	(1.8)	(0.3)

Total Operating Income	$105.4	8.7	$82.2	7.0	$10.5	5.6	$58.2	6.6	$22.1	6.0	$67.7	12.5

Pro Forma Basis

        The following table presents major components of the historical and pro forma statements of operations. The major components of the pro forma consolidated statements of operations reflect the effect of the acquisition of the Performance Materials Segment of Goodrich on February 28, 2001 as if the acquisition occurred on January 1, 2001.

        The components of the pro forma consolidated statements of operations for the twelve months ended December 31, 2001 are derived from the audited consolidated financial statements of the Performance Materials Segment of Goodrich for the two months ended February 28, 2001 and the audited consolidated financial statements of Noveon International, Inc. for the ten months ended December 31, 2001. The components of the pro forma consolidated statements of operations for the six months ended June 30, 2001 are derived from the audited consolidated financial statements of the Performance Materials Segment of Goodrich for the two months ended February 28, 2001 and our unaudited consolidated financial statements for the four months ended June 30, 2001.

	Twelve Months Ended December 31,				Three Months Ended June 30,				Six Months Ended June 30,
	Actual 2000%		Pro Forma 2001%		Actual 2001%		Actual 2002%		Pro Forma 2001%		Actual 2002%
	(dollars in millions)
Sales
Consumer Specialties	$283.3	24.3	$284.0	26.7	$74.3	27.4	$74.8	26.6	$144.6	26.1	$141.7	26.2
Specialty Materials	426.7	36.5	397.5	37.4	97.2	35.9	105.8	37.7	207.2	37.5	203.9	37.7
Performance Coatings	457.7	39.2	380.8	35.9	99.6	36.7	100.3	35.7	201.0	36.4	194.7	36.1

Total Sales	$1,167.7	100.0	$1,062.3	100.0	$271.1	100.0	$280.9	100.0	$552.8	100.0	$540.3	100.0

Gross Profit
Consumer Specialties	$84.8	29.9	$74.7	26.3	$18.2	24.5	$24.1	32.2	$35.7	24.7	$44.1	31.1
Specialty Materials	149.4	35.0	131.6	33.1	28.9	29.7	40.2	38.0	66.7	32.2	76.2	37.4
Performance Coatings	114.0	24.9	90.5	23.8	23.6	23.7	30.3	30.2	44.6	22.2	56.6	29.1

Total Gross Profit	$348.2	29.8	$296.8	27.9	$70.7	26.1	$94.6	33.7	$147.0	26.6	$176.9	32.7

Operating Income
Consumer Specialties	$40.2	14.2	$32.6	11.5	$8.0	10.8	$14.1	18.9	$14.4	10.0	$24.7	17.4
Specialty Materials	98.3	23.0	66.9	16.8	13.0	13.4	23.5	22.2	35.6	17.2	44.8	22.0
Performance Coatings	52.5	11.5	38.1	10.0	10.4	10.4	18.2	18.1	17.2	8.6	33.3	17.1
Corporate Costs	(68.3)	(5.8)	(68.3)	(6.4)	(18.0)	(6.6)	(15.8)	(5.6)	(36.4)	(6.6)	(33.3)	(6.2)

	122.7	10.5	69.3	6.5	13.4	5.0	40.0	14.2	30.8	5.5	69.5	12.8
Consolidation Costs	(40.5)	(3.5)	(3.1)	(0.3)	(0.7)	(0.3)	(1.7)	(0.6)	(0.7)	(0.1)	(1.8)	(0.3)

Total Operating Income	$82.2	7.0	$66.2	6.2	$12.7	4.7	$38.3	13.6	$30.1	5.4	$67.7	12.5

Three Months Ended June 30, 2002 Compared with Three Months Ended June 30, 2001

Total Company Analysis

        Sales—Sales increased $9.8 million, or 3.6%, from $271.1 million for the three months ended June 30, 2001 to $280.9 million for the three months ended June 30, 2002. The increase was primarily the result of higher sales of $11.8 million within the TempRite® CPVC product lines and $2.3 million within the personal care product lines, principally related to higher volumes. The increase was offset primarily by lower sales within our food colorants business of $2.3 million, principally the result of the product lines discontinued in 2001.

        Cost of Sales—Cost of sales as a percentage of sales decreased from 73.9% for the three months ended June 30, 2001 to 66.3% for the three months ended June 30, 2002. The decrease in cost of sales as a percentage of sales was primarily attributable to a net decrease in raw material and utility costs across all segments and, to a lesser extent, lower manufacturing spending.

        Gross Profit—Gross profit increased $23.9 million, or 33.8%, from $70.7 million for the three months ended June 30, 2001 to $94.6 million for the three months ended June 30, 2002. As a percentage of sales, gross profit increased from 26.1% for the three months ended June 30, 2001 to 33.7% for the three months ended June 30, 2002. The increase was primarily associated with volume increases, decreases in raw material and utility costs, and lower manufacturing spending.

        Selling and Administrative Expenses—Selling and administrative expenses increased $2.4 million, or 4.9%, from $48.9 million for the three months ended June 30, 2001 to $51.3 million for the three months ended June 30, 2002. The increase in selling and administrative expenses was related to the addition of sales and marketing resources. Selling and administrative expenses as a percentage of sales were 18.0% for the three months ended June 30, 2001 and 18.3% for the three months ended June 30, 2002.

        Amortization Expense—Amortization expense decreased $5.1 million, or 60.7%, from $8.4 million for the three months ended June 30, 2001 to $3.3 million for the three months ended June 30, 2002. The decrease was due to the elimination of goodwill amortization, as required by the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142 beginning in 2002.

        Consolidation Costs—Consolidation costs increased $1.0 million from $0.7 million for the three months ended June 30, 2001 to $1.7 million for the three months ended June 30, 2002. This increase was primarily related to the consolidation of the static control manufacturing facilities into Malaysia and the closing of the Twinsburg, Ohio leased facility, both of which will occur in the third quarter of 2002.

        Operating Income—Operating income increased by $25.6 million, or 201.6%, from $12.7 million for the three months ended June 30, 2001 to $38.3 million for the three months ended June 30, 2002. The increase in operating income was primarily attributable to decreases in raw material and utility costs, higher volumes, lower manufacturing spending and reduced amortization expense for goodwill. The increase was partially offset by an increase in selling and administrative expenses.

        Interest (Expense)-Net—Interest expense was $28.8 million for the three months ended June 30, 2001 and $25.5 million for the three months ended June 30, 2002. The decrease in interest expense was attributable to lower interest rates in 2002, the repayment of debt in the past year and interest income from our cash balances.

        Other Income (Expense)-Net—Other expense was $1.0 million for the three months ended June 30, 2001 and other income was $1.3 million for the three months ended June 30, 2002. The expense for the three months ended June 30, 2001 was primarily due to the unfavorable operating performance of our investments accounted for under the equity method. Income for the three months ended June 30, 2002 was primarily attributable to the gain on the early extinguishment of a portion of the seller note.

        Income Tax Expense—Income tax benefit was $6.4 million for the three months ended June 30, 2001 compared to income tax expense of $3.4 million for the three months ended June 30, 2002. The income tax benefit for the three months ended June 30, 2001 was a result of income tax expense associated with our international operations netted against income tax benefits associated with our domestic operations. The income tax expense for the three months ended June 30, 2002 was associated with our international operations. The effective tax rate for the three months ended June 30, 2001 and 2002 was 37.4% and 24.1%, respectively.

        During the second quarter of 2001, we believed a valuation allowance against the deferred tax assets relating to domestic losses incurred was not necessary, as we anticipated such losses would be offset by income during the remainder of 2001. Accordingly, an income tax benefit associated with our domestic net operating losses was realized. However, subsequent to the second quarter of 2001, domestic losses continued throughout 2001. These cumulative losses and a lack of prior earnings history in our new capital structure provided substantial evidence regarding our inability to realize certain deferred tax assets. As a result, under the provisions of SFAS No. 109, "Accounting for Income Taxes," a tax valuation allowance was recorded later in 2001 to offset the domestic income tax benefits recorded during the second quarter of 2001.

        During the second quarter of 2002, sufficient income was generated to realize certain deferred tax assets associated with domestic net operating losses. Therefore, under the provisions of SFAS No. 109, domestic income tax expense for the three months ended June 30, 2002 has been offset by the reversal of a portion of the related valuation allowance amounts.

        As of June 30, 2002, we still have cumulative losses for our domestic operations and we therefore intend to record valuation allowances for the balance of deferred tax assets until sufficient positive evidence (for example, cumulative positive domestic earnings and future taxable income) exists to support the reversal of the tax valuation allowances.

        Net Income (Loss)—As a result of the factors discussed above, net income increased by $21.4 million from a loss of $10.7 million for the three months ended June 30, 2001 to income of $10.7 million for the three months ended June 30, 2002.

        Adjusted EBITDA is an important performance measure used by us and our stakeholders. Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation and amortization, non-cash cost of sales impact of inventory write-up from purchase accounting, other income and expense, management fees and consolidation costs. We believe that adjusted EBITDA provides additional information for determining our ability to meet future obligations and debt service requirements. However, adjusted EBITDA is not indicative of operating income or cash flow from operations as determined under generally accepted accounting principles. Adjusted EBITDA for the three months ended June 30, 2001 and 2002 is calculated as follows (dollars in millions):

	Three Months Ended June 30,
	2001	2002
Operating income	$12.7	$38.3
Depreciation and amortization	26.9	19.2
Investor management fees	0.9	1.0
Consolidation costs	0.7	1.7
Non-cash cost of sales impact of inventory write-up from purchase accounting	1.1	—

Adjusted EBITDA	$42.3	$60.2

Segment Analysis

        Consumer Specialties—Sales increased $0.5 million, or 0.7%, from $74.3 million for the three months ended June 30, 2001 to $74.8 million for the three months ended June 30, 2002. The increase was primarily attributable to the impact of higher sales of $2.3 million in our personal care product lines, principally due to volume increases, and higher sales of $1.6 million within our pharmaceutical product lines due to a sales mix shift. The increase was partially offset by lower sales in our food colorants business of $2.3 million, principally the result of discontinued product lines.

        Gross profit increased $5.9 million, or 32.4%, from $18.2 million for the three months ended June 30, 2001 to $24.1 million for the three months ended June 30, 2002. As a percentage of sales, gross profit increased from 24.5% for the three months ended June 30, 2001 to 32.2% for the three months ended June 30, 2002. The increase in gross profit was primarily associated with decreases in raw material and utility costs, higher personal care volumes mentioned above and lower manufacturing spending.

        Operating income increased $6.1 million, or 76.3%, from $8.0 million for the three months ended June 30, 2001 to $14.1 million for the three months ended June 30, 2002. The increase was primarily associated with decreases in raw material and utility costs, higher personal care volumes, as mentioned above, lower manufacturing spending and $1.3 million of reduced amortization expense for goodwill.

        Specialty Materials—Sales increased by $8.6 million, or 8.8%, from $97.2 million for the three months ended June 30, 2001 to $105.8 million for the three months ended June 30, 2002. The increase was primarily attributable to $11.8 million in higher sales within our TempRite® product lines, principally due to higher volume in products used in plumbing, fire sprinkler and industrial applications. The increase was partially offset by a reduction in sales of $2.4 million in the Estane® TPU product line, principally due to a shift in sales mix to lower priced products, along with competitive pricing pressure.

        Gross profit increased $11.3 million, or 39.1%, from $28.9 million for the three months ended June 30, 2001 to $40.2 million for the three months ended June 30, 2002. As a percentage of sales, gross profit increased from 29.7% for the three months ended June 30, 2001 to 38.0% for the three months ended June 30, 2002. The increase in gross profit percentage was primarily attributable to decreases in raw material and utility costs and higher TempRite® CPVC volume, as mentioned above. The increase was partially offset by a shift in sales mix to lower priced products, along with competitive pricing pressure in the Estane® TPU product line, as mentioned above.

        Operating income for the segment increased $10.5 million, or 80.8%, from $13.0 million for the three months ended June 30, 2001 to $23.5 million for the three months ended June 30, 2002. The increase was primarily attributable to decreases in raw material and utility costs, higher plumbing, fire sprinkler and industrial sales within the TempRite® CPVC product lines, and $1.9 million in reduced amortization expense for goodwill. The increase was partially offset by a shift in sales mix to lower priced products along with competitive pricing pressure in the Estane® TPU product line, and increases in selling and administrative expenses.

        Performance Coatings—Sales increased $0.7 million, or 0.7%, from $99.6 million for the three months ended June 30, 2001 to $100.3 million for the three months ended June 30, 2002. The increase was primarily attributable to higher volumes in industrial coatings applications.

        Gross profit increased $6.7 million, or 28.4%, from $23.6 million for the three months ended June 30, 2001 to $30.3 million for the three months ended June 30, 2002. As a percentage of sales, gross profit increased from 23.7% for the three months ended June 30, 2001 to 30.2% for the three months ended June 30, 2002. The increase was primarily associated with a decrease in raw material and utility costs and lower manufacturing spending.

        Operating income for the segment increased $7.8 million, or 75.0%, from $10.4 million for the three months ended June 30, 2001 to $18.2 million for the three months ended June 30, 2002. The increase was primarily associated with the decrease in raw material and utility costs, lower manufacturing spending and $1.3 million in reduced amortization expense for goodwill.

        Corporate—Corporate costs decreased $2.2 million, or 12.2%, from $18.0 million for the three months ended June 30, 2001 to $15.8 million for the three months ended June 30, 2002. This decrease was primarily the result of our restructuring efforts, which was partially offset by the incremental administrative costs reflective of a stand-alone company.

Six Months Ended June 30, 2002 Compared with Pro Forma Six Months Ended June 30, 2001

        The comparison of the six months ended June 30, 2002 to the pro forma six months ended June 30, 2001 has been completed by using unaudited pro forma consolidated statements of operations and related notes as provided on page P-4. These unaudited pro forma consolidated statements of operations and related notes are provided for informational purposes only and do not purport to be indicative of the results which would have actually been obtained had the acquisition of the Performance Materials Segment of Goodrich occurred on January 1, 2001.

Total Company Analysis

        Sales—Sales decreased $12.5 million, or 2.3%, from $552.8 million for the pro forma six months ended June 30, 2001 to $540.3 million for the six months ended June 30, 2002. The decrease was primarily the result of lower sales related to products sold to the textile, industrial and automotive industries, which included lower sales of $6.3 million in Performance Coatings and $14.3 million in Specialty Materials, excluding TempRite® CPVC. The decline in sales resulted from lower volume, competitive pricing pressure and unfavorable sales mix. Furthermore, sales decreased in our food colorants business by $2.9 million, principally due to discontinued product lines in 2001. The decrease was partially offset by higher sales within our TempRite® CPVC product lines of $11.0 million and personal care product lines of $2.6 million, principally related to increased volume.

        Cost of Sales—Cost of sales as a percentage of sales decreased from 73.4% for the pro forma six months ended June 30, 2001 to 67.3% for the six months ended June 30, 2002. The decrease in cost of sales as a percentage of sales was primarily attributable to a decrease in raw material and utility costs across all segments and, to a lesser extent, lower manufacturing spending.

        Gross Profit—Gross profit increased $29.9 million, or 20.3%, from $147.0 million for the pro forma six months ended June 30, 2001 to $176.9 million for the six months ended June 30, 2002. As a percentage of sales, gross profit increased from 26.6% for the pro forma six months ended June 30, 2001 to 32.7% for the six months ended June 30, 2002. The increase was primarily associated with decreases in raw material and utility costs and lower manufacturing spending. The increase was partially offset by the lower sales volumes, competitive pricing pressure and product mix.

        Selling and Administrative Expenses—Selling and administrative expenses increased $0.5 million, or 0.5%, from $99.9 million for the pro forma six months ended June 30, 2001 to $100.4 million for the six months ended June 30, 2002. Selling and administrative expenses as a percentage of sales increased from 18.1% for the pro forma six months ended June 30, 2001 to 18.6% for the six months ended June 30, 2002 due to reduced sales volumes. The increase in selling and administrative expenses was principally attributable to the addition of sales and marketing resources and incremental administrative costs reflective of a stand-alone company. The increase was partially offset by cost reductions attributable to our restructuring efforts.

        Amortization Expense—Amortization expense decreased $9.3 million, or 57.1%, from $16.3 million for the pro forma six months ended June 30, 2001 to $7.0 million for the six months ended June 30, 2002. The decrease was due to the elimination of goodwill amortization, as required by the provisions of SFAS No. 142 beginning in 2002.

        Consolidation Costs—Consolidation costs increased $1.1 million from $0.7 million for the pro forma six months ended June 30, 2001 to $1.8 million for the six months ended June 30, 2002. The increase was primarily related to the consolidation of the static control manufacturing facilities into Malaysia and the closing of the Twinsburg, Ohio leased facility, both of which will occur in the third quarter of 2002.

        Operating Income—Operating income increased by $37.6 million, or 124.9%, from $30.1 million for the pro forma six months ended June 30, 2001 to $67.7 million for the six months ended June 30, 2002. The increase in operating income was primarily attributable to decreases in raw material and utility costs, lower manufacturing spending and reduced amortization expense for goodwill. The increase was partially offset by lower sales volumes and competitive pricing pressure.

        Interest Income (Expense)-Net—Interest expense was $58.4 million for the pro forma six months ended June 30, 2001 and $50.9 million for the six months ended June 30, 2002. The decrease in expense was attributable to lower interest rates in 2002, the repayment of debt in the past year and interest income from our cash balances.

        Other Income (Expense)-Net—Other expense was $3.2 million for the pro forma six months ended June 30, 2001 and other income was $1.2 million for the six months ended June 30, 2002. The expense for the pro forma six months ended June 30, 2001 was primarily due to the unfavorable operating performance of our investments accounted for under the equity method. Income for the six months ended June 30, 2002 was attributable to the gain on the early extinguishment of a portion of the seller note.

        Income Tax Expense—Income tax expense was $2.3 million for the pro forma six months ended June 30, 2001 compared to income tax expense of $4.9 million for the six months ended June 30, 2002. The income tax expense for the pro forma six months ended June 30, 2001 and for the six months ended June 30, 2002 was primarily associated with our international operations. The effective tax rate for the pro forma six months ended June 30, 2001 and the six months ended June 30, 2002 was 7.3% and 27.2%, respectively.

        For the pro forma six months ended June 30, 2001, we estimated that we would continue to incur pro forma domestic losses for 2001. These pro forma cumulative losses and a lack of prior earnings history in our new capital structure provided substantial negative evidence regarding the realization of certain deferred tax assets. As a result, under the provisions of SFAS No. 109, we established a tax valuation allowance to offset domestic income tax benefits associated with domestic losses for the pro forma six months ended June 30, 2001.

        For the six months ended June 30, 2002, sufficient income was generated to realize certain of the deferred tax assets associated with domestic net operating losses. Therefore, under the provisions of SFAS No. 109, domestic income tax expense for the six months ended June 30, 2002 has been significantly offset by the reversal of the related valuation allowance.

        As of June 30, 2002, we still have cumulative losses for our domestic operations and we therefore intend to record valuation allowances for the balance of deferred tax assets until sufficient positive evidence (for example, cumulative positive domestic earnings and future taxable income) exists to support the reversal of a portion of the tax valuation allowances.

        Net Income (Loss)—As a result of the factors discussed above, net income increased by $46.9 million from a loss of $33.8 million for the pro forma six months ended June 30, 2001 to income of $13.1 million for the six months ended June 30, 2002.

        Adjusted EBITDA for the pro forma six months ended June 30, 2001 and the six months ended June 30, 2002 is calculated as follows (dollars in millions):

	Pro Forma Six Months Ended June 30, 2001	Six Months Ended June 30, 2002
Operating income	$30.1	$67.7
Depreciation and amortization	52.0	40.1
Investor management fees	1.8	2.0
Consolidation costs	0.7	1.8
Non-cash cost of sales impact of inventory write-up from purchase accounting	1.8	—

Adjusted EBITDA	$86.4	$111.6

Segment Analysis

        Consumer Specialties—Sales decreased $2.9 million, or 2.0%, from $144.6 million for the pro forma six months ended June 30, 2001 to $141.7 million for the six months ended June 30, 2002. The decrease was primarily attributable to lower sales of $5.6 million in the food and beverage product lines, principally due to discontinued product lines at our food colorants business and lower phenol prices. The decrease was partially offset by $2.6 million in higher sales, principally due to volume increases, in our personal care product lines.

        Gross profit increased $8.4 million, or 23.5%, from $35.7 million for the pro forma six months ended June 30, 2001 to $44.1 million for the six months ended June 30, 2002. As a percentage of sales, gross profit increased from 24.7% for the pro forma six months ended June 30, 2001 to 31.1% for the six months ended June 30, 2002. The increase in gross profit was primarily associated with decreases in raw material and utility costs and higher personal care volumes.

        Operating income increased $10.3 million, or 71.5%, from $14.4 million for the pro forma six months ended June 30, 2001 to $24.7 million for the six months ended June 30, 2002. The increase was primarily associated with decreases in raw material and utility costs, higher personal care volumes and $2.6 million in reduced amortization expense for goodwill.

        Specialty Materials—Sales decreased by $3.3 million, or 1.6%, from $207.2 million for the pro forma six months ended June 30, 2001 to $203.9 million for the six months ended June 30, 2002. The decrease was primarily attributable to lower sales of $12.4 million in Estane® TPU and polymer additives for products used in industrial and automotive applications, lower European demand and competitive pricing pressure; partially offset by $11.0 million of increased sales within the TempRite® CPVC product lines, primarily related to volume increases.

        Gross profit increased $9.5 million, or 14.2%, from $66.7 million for the pro forma six months ended June 30, 2001 to $76.2 million for the six months ended June 30, 2002. As a percentage of sales, gross profit increased from 32.2% for the pro forma six months ended June 30, 2001 to 37.4% for the six months ended June 30, 2002. The increase in gross profit percentage was primarily attributable to decreases in raw material and utility costs and higher TempRite® CPVC volume. The increase was partially offset by lower sales in Estane® TPU and polymer additives as mentioned above.

        Operating income for the segment increased $9.2 million, or 25.8%, from $35.6 million for the pro forma six months ended June 30, 2001 to $44.8 million for the six months ended June 30, 2002. The increase was primarily attributable to decreases in raw material and utility costs, higher TempRite® CPVC volumes and $3.8 million in reduced amortization expense for goodwill. The increase was partially offset by lower sales in Estane® TPU and polymer additives as mentioned above.

        Performance Coatings—Sales decreased $6.3 million, or 3.1%, from $201.0 million for the pro forma six months ended June 30, 2001 to $194.7 million for the six months ended June 30, 2002. The decrease was primarily attributable to a decline in demand in the textile and graphic arts industries and competitive pricing pressure. The decrease was partially offset by higher volumes in industrial coatings applications.

        Gross profit increased $12.0 million, or 26.9%, from $44.6 million for the pro forma six months ended June 30, 2001 to $56.6 million for the six months ended June 30, 2002. As a percentage of sales, gross profit increased from 22.2% for the pro forma six months ended June 30, 2001 to 29.1% for the six months ended June 30, 2002. The increase was primarily associated with decreased raw material and utility costs and lower manufacturing spending. The increase was partially offset by reduced sales volumes as mentioned above.

        Operating income for the segment increased $16.1 million, or 93.6%, from $17.2 million for the pro forma six months ended June 30, 2001 to $33.3 million for the six months ended June 30, 2002. The increase was primarily associated with the decrease in raw material and utility costs, lower manufacturing and selling and administrative expenses, and $2.6 million in reduced amortization expense for goodwill. The increase was partially offset by reduced sales volumes.

        Corporate—Corporate costs decreased $3.1 million from $36.4 million for the pro forma six months ended June 30, 2001 to $33.3 million for the six months ended June 30, 2002. This decrease was primarily the result of our restructuring efforts and reduced retiree medical costs resulting from the terms of the acquisition of the Performance Materials Segment of Goodrich, and were partially offset by incremental administrative costs reflective of a stand-alone company.

Pro Forma 2001 Compared with 2000

        The comparison of pro forma 2001 to the historical results of 2000 has been completed by using unaudited pro forma consolidated statements of operations and related notes as provided on page P-3. These unaudited pro forma consolidated statements of operations and related notes are provided for informational purposes only and do not purport to be indicative of the results which would have actually been obtained had the acquisition of the Performance Materials Segment of Goodrich occurred on January 1, 2001.

Total Company Analysis

        Sales.    Sales decreased $105.4 million, or 9.0%, from $1,167.7 million in 2000 to $1,062.3 million in pro forma 2001. The decline is related to lower sales of $76.9 million in Performance Coatings and $29.2 million in Specialty Materials, primarily related to volume declines in products sold to the paper and packaging, graphic arts, textiles and automotive industries and a reduction of $15.7 million associated with the disposition of the textile dyes product line prior to the acquisition, and reduced sales due to our decision to discontinue various product lines within our food colorants business in June 2001. These decreases were partially offset by increased sales of our products sold by the Consumer Specialties segment.

        Cost of Sales.    Cost of sales as a percentage of sales increased from 70.2% in 2000 to 72.1% in pro forma 2001. The increase in cost of sales as a percentage of sales in pro forma 2001 was attributable to an increase in raw material and utility costs, reduced utilization of facilities due to lower production volume, incremental depreciation expense associated with the write-up of property, plant and equipment in purchase accounting and the incremental cost of sales in pro forma 2001 associated with the non-cash write-up of inventory in purchase accounting resulting in approximately $3.0 million of expense. The increase was partially offset by lower manufacturing spending.

        Gross Profit.    Gross profit decreased $51.4 million, or 14.8%, from $348.2 million in 2000 to $296.8 million in pro forma 2001. The decrease was primarily associated with sales volume reductions, an increase in raw material and utility costs, reduced utilization of facilities due to lower production volume and the incremental depreciation and non-cash expense associated with the write-up of assets in purchase accounting. The decrease was partially offset by lower manufacturing spending.

        Selling and Administrative Expenses.    Selling and administrative expenses decreased $5.4 million, or 2.7%, from $201.1 million in 2000 to $195.7 million in pro forma 2001. Selling and administrative expenses as a percent of sales increased from 17.2% in 2000 to 18.4% in pro forma 2001. The increase in selling and administrative expenses as a percent of sales in pro forma 2001 was a result of lower sales volumes and investor management fees of $3.9 million in pro forma 2001.

        Amortization Expense.    Amortization expense increased $7.4 million, or 30.3%, from $24.4 million in 2000 to $31.8 million in pro forma 2001. The increase was primarily associated with the incremental amortization of the excess of purchase price over fair value of tangible net assets acquired allocated to identifiable intangible assets and goodwill.

        Consolidation Costs.    Consolidation costs decreased from $40.5 million in 2000 to $3.1 million in pro forma 2001. Goodrich recorded net consolidation costs of $40.5 million consisting of $4.2 million in personnel-related costs (offset by a $0.7 million credit representing a revision of prior estimates) and $37.0 million in asset write-down and facility closure costs. Personnel costs include $3.7 million of severance related to the textile restructuring associated with Goodrich's divestiture of its Performance Materials Segment and $0.5 million for other workforce reductions.

        The pro forma 2001 costs of $3.1 million include $1.9 million of restructuring expenses associated with Goodrich's textile restructuring and $1.2 million associated with our restructuring and consolidation plan.

        Operating Income.    Operating income decreased by $16.0 million, or 19.5%, from $82.2 million in 2000 to $66.2 million in pro forma 2001. The decrease in operating income was primarily attributable to sales volume declines, higher raw material and energy costs, reduced utilization of facilities due to lower production volume and the incremental depreciation and non-cash expense associated with the write-up of assets in purchase accounting. The decrease was partially offset by increased sales volume of products within the Consumer Specialties segment, lower manufacturing spending, selling and administrative cost controls and reduced consolidation costs in pro forma 2001.

        Interest Income (Expense)-Net.    Interest income, net was $4.4 million in 2000 and interest expense, net was $110.9 million in pro forma 2001. The increase in expense was primarily attributable to the change in the debt structure associated with the acquisition.

        Other Income (Expense)-Net.    Other expense was $0.4 million in 2000 and $2.2 million in pro forma 2001. The increase in expense was primarily due to the unfavorable operating performance of our investments accounted for under the equity method.

        Income Tax Expense.    Income tax expense was $5.5 million in pro forma 2001 compared to an income tax expense of $35.9 million in 2000. During 2001, we determined, based on our domestic losses incurred in 2001 and lack of prior earnings history in our new capital structure, that it was uncertain whether our future taxable income would be sufficient to recognize certain deferred tax assets. As a result, a valuation allowance at December 31, 2001 was established. The effective tax rate was 41.6% in 2000 and 11.7% in pro forma 2001. The principal difference in the tax rates between 2001 and 2000 is due to the establishment of certain tax valuation allowances in 2001.

        Net Income (Loss).    As a result of the factors discussed above, net income (loss) decreased by $102.7 million from net income of $50.3 million in 2000 to a net loss of $52.4 million in pro forma 2001.

        Adjusted EBITDA for the years ended December 31, 2000 and pro forma 2001 is calculated as follows (dollars in millions):

	Year Ended December 31, 2000	Pro Forma Year Ended December 31, 2001
Operating income	$82.2	$66.2
Depreciation and amortization	86.7	99.3
Investor management fees	—	3.9
Consolidation costs	40.5	3.1
Non-cash cost of sales impact of inventory write-up from purchase accounting	—	3.0

Adjusted EBITDA	$209.4	$175.5

Segment Analysis

        Consumer Specialties.    Sales increased $0.7 million, or 0.2%, from $283.3 million in 2000 to $284.0 million in pro forma 2001. The increase was driven by higher volume in products sold to the food and beverage and other consumer related industries. These increases were partially offset by unfavorable price and product sales mix, the discontinuation of various product lines within our food colorants business in June 2001 and the unfavorable exchange impact of the weakened Euro.

        Gross profit decreased $10.1 million, or 11.9%, from $84.8 million in 2000 to $74.7 million in pro forma 2001. As a percentage of sales, gross profit decreased from 29.9% in 2000 to 26.3% in pro forma 2001. The decrease in gross profit was primarily associated with unfavorable price and product sales mix and the discontinuation of various product lines within our food colorants business.

        Operating income decreased $7.6 million, or 18.9%, from $40.2 million in 2000 to $32.6 million in pro forma 2001. The decrease was primarily due to unfavorable price and product mix and the lower margins associated with the discontinuance of various product lines within our food colorants business. These effects were partially offset by increased sales volumes and a reduction in selling and administrative expenses in the segment.

        Specialty Materials.    Sales decreased by $29.2 million, or 6.8%, from $426.7 million in 2000 to $397.5 million in pro forma 2001. The decrease was primarily attributable to lower sales of $15.9 million in Estane® TPU product lines and $10.7 million in polymer additives, primarily related to volume declines and the unfavorable exchange impact of the weakened Euro and $3.4 million due to the exclusion of the North America Telene™ business that was contributed to a joint venture on March 31, 2000.

        Gross profit decreased $17.8 million, or 11.9%, from $149.4 million in 2000 to $131.6 million in pro forma 2001. As a percentage of sales, gross profit decreased from 35.0% in 2000 to 33.1% in pro forma 2001. The decrease was primarily attributable to volume reductions in the polymer additives and Estane® TPU product lines along with reduced utilization of facilities due to lower production volume. These effects were partially offset by lower manufacturing spending.

        Operating income for the segment decreased $31.4 million, or 31.9%, from $98.3 million in 2000 to $66.9 million in pro forma 2001. The decrease was primarily attributable to volume reductions for the polymer additives and Estane® TPU product lines, reduced utilization of facilities due to lower production volume, the unfavorable exchange impact of the weakened Euro and the incremental expenses associated with the write-up of assets in purchase accounting. These effects were partially offset by lower manufacturing spending.

        Performance Coatings.    Sales decreased $76.9 million, or 16.8%, from $457.7 million in 2000 to $380.8 million in pro forma 2001. The decrease was primarily attributable to lower demand for products sold in the paper and packaging and textile industries and $15.7 million due to the disposition of the textile dyes product line prior to the acquisition.

        Gross profit decreased $23.5 million, or 20.6%, from $114.0 million in 2000 to $90.5 million in pro forma 2001. As a percentage of sales, gross profit decreased from 24.9% in 2000 to 23.8% in pro forma 2001. The decrease was primarily associated with the sales volume reductions due to lower demand for products sold in the paper and packaging and textile industries, reduced utilization of facilities due to lower production volume, an increase in raw material and energy costs and incremental expenses associated with the write-up of assets in purchase accounting. The decrease was partially offset by lower manufacturing spending.

        Operating income for the segment decreased $14.4 million, or 27.4%, from $52.5 million in 2000 to $38.1 million in pro forma 2001. The decrease was primarily associated with sales volume reductions due to lower demand for products sold in the paper and packaging and textile industries, reduced utilization of facilities due to lower production volume, an increase in raw materials and energy costs, and incremental expenses associated with the write-up of assets in purchase accounting. The decrease was partially offset by lower manufacturing spending and selling and administrative cost controls.

        Corporate.    Corporate costs remained unchanged at $68.3 million for both 2000 and pro forma 2001.

2000 Compared with 1999

Total Company Analysis

        Sales.    Sales decreased $50.0 million, or 4.1%, from $1,217.7 million in 1999 to $1,167.7 million in 2000. The decrease was primarily the result of a $35.1 million unfavorable impact of foreign currency exchange rates, volume decline related to products sold to the textiles industry, $14.2 million due to the exclusion of the North America Telene™ business that was contributed to a joint venture and reduced selling prices primarily in food and beverage, intermediates and rubber additives product lines. These decreases were partially offset by higher sales volume in our Consumer Specialties' personal care product lines and most of the Specialty Materials product lines, and incremental sales from acquisitions made earlier in the year.

        Cost of Sales.    Cost of sales as a percentage of sales increased from 68.3% in 1999 to 70.2% in 2000. The increase in cost of sales as a percentage of sales in 2000 as compared to 1999 was attributable to an increase in raw material and energy costs across all segments as well as the reduction in prices noted above. The increase was partially offset by lower manufacturing costs and volume increases in the personal care product lines and Specialty Materials product lines.

        Gross Profit.    Gross profit decreased $37.3 million, or 9.7%, from $385.5 million in 1999 to $348.2 million in 2000. The decrease was primarily associated with the increase in raw material costs and the above-mentioned decline in sales offset partially by favorable volume, mix, manufacturing productivity and overhead cost controls.

        Selling and Administrative Expenses.    Selling and administrative expenses decreased $17.1 million, or 7.8%, from $218.2 million in 1999 to $201.1 million in 2000. Selling and administrative expenses as a percentage of sales decreased from 17.9% in 1999 to 17.2% in 2000. The decrease in selling and administrative expenses as a percent of sales in 2000 was a result of efficiencies realized in the 1999 consolidation and the continued integration of acquisitions partially offset by the above-mentioned lower 2000 sales.

        Amortization Expense.    Amortization expense of $24.6 million in 1999 approximated the expense of $24.4 million in 2000.

        Consolidation Costs.    Goodrich reported $40.5 million of consolidation costs in 2000, including $4.2 million in personnel-related costs (offset by a $0.7 million credit representing a revision of prior estimates) and $37.0 million in asset write-down and facility closure costs. Personnel-related costs include $3.7 million of severance related to the textile restructuring and $0.5 million for other workforce reductions. Asset write-down and facility closure costs of $37.0 million are for restructuring activities related to the closure or sale of facilities serving the textile market.

        Operating Income.    Operating income decreased by $23.2 million, or 22.0%, from $105.4 million in 1999 to $82.2 million in 2000. Operating income in 2000 and 1999 included consolidation costs of $40.5 million and $37.3 million, respectively. Excluding consolidation costs, operating income decreased by $20.0 million, or 14.0%, from $142.7 million in 1999 to $122.7 million in 2000. The decrease in operating income was primarily attributable to higher raw material costs, textile volume declines, reduced selling prices and a weaker Euro. These decreases were partially offset by volume increases in personal care and Specialty Materials product lines, reductions in manufacturing and overhead costs and a favorable sales mix.

        Other Income (Expense)-Net.    Other income (expense)-net was $0.4 and $1.5 million of expense in 2000 and 1999, respectively. The decrease in expense was primarily due to the dissolution of the Telenor joint venture in 1999.

        Income Tax Expense.    Goodrich's effective tax rate was 41.6% and 40.5% in 2000 and 1999, respectively. The effective tax rate was higher in 2000 than in 1999 primarily as a result of other non-deductible items incurred in 2000.

        Net Income.    As a result of the factors discussed above, net income decreased by $11.8 million from net income of $62.1 million in 1999 to $50.3 million in 2000.

        Our adjusted EBITDA for the years ended December 31, 1999 and 2000 is calculated as follows (dollars in millions):

	Year Ended December 31,
	1999	2000
Operating income	$105.4	$82.2
Depreciation and amortization	86.9	86.7
Consolidation costs	37.3	40.5

Adjusted EBITDA	$229.6	$209.4

Segment Analysis

        Consumer Specialties.    Sales decreased $4.0 million, or 1.4%, from $287.3 million in 1999 to $283.3 million in 2000. The decrease was driven by lower sales volume in the food and beverage product line and the unfavorable exchange impact of the weakened Euro, partially offset by higher sales volume for the segment's personal care product lines and incremental sales from acquisitions.

        Gross profit decreased $3.7 million, or 4.2%, from $88.5 million in 1999 to $84.8 million in 2000. The decrease was the result of increased raw material and energy costs (particularly toluene and natural gas) and the weak Euro, partially offset by increased volume, acquisitions and manufacturing productivity improvements.

        Operating income increased $0.6 million, or 1.5% from $39.6 million in 1999 to $40.2 million in 2000. The increase was primarily the result of the strength in personal care sales noted above, incremental income from acquisitions and productivity initiatives and overhead cost controls, partially offset by a one-time favorable settlement from a patent infringement lawsuit recorded in 1999, the weak Euro and higher raw material (primarily toluene, driven by higher oil prices) and energy costs.

        Specialty Materials.    Sales decreased by $11.8 million, or 2.7% from $438.5 million in 1999 to $426.7 million in 2000. The decrease was primarily attributable to the unfavorable exchange impact of the weakened Euro, reduced prices principally in the segment's polymer additives product line and the exclusion of the Telene® business that was contributed to a joint venture at the end of March 2000. These decreases were partially offset by increased sales volume and favorable mix in the Estane® TPU, RLP and antioxidant product lines.

        Gross profit decreased $12.1 million, or 7.5%, from $161.5 million in 1999 to $149.4 million in 2000. The decrease was primarily attributable to higher raw material costs and reduced prices in the group's polymer additives products, partially offset by increased volume and improvements in manufacturing productivity.

        Operating income for the segment decreased $7.1 million, or 6.7%, from $105.4 million in 1999 to $98.3 million in 2000. The decrease was primarily the result of higher raw material costs, the impact of the above-mentioned sales price decreases and unfavorable foreign exchange. These decreases were partially offset by volume gains in most product lines, plus reductions in manufacturing and overhead costs.

        Performance Coatings.    Sales decreased $34.2 million, or 7.0% from $491.9 million in 1999 to $457.7 million in 2000. The decrease was primarily attributable to a decline in demand in the textile industry and the unfavorable exchange impact of the weakened Euro. This decrease was partially offset by favorable sales mix, volume increases in certain coatings product lines and incremental sales from acquisitions.

        Gross profit decreased $21.5 million, or 15.9%, from $135.5 million in 1999 to $114.0 million in 2000. The decrease was attributable to the decline in demand for textile products and unfavorable raw material costs partially offset by improvements in manufacturing productivity, a favorable sales mix and increased volume in other coatings product lines.

        Operating income for the segment decreased $18.0 million, or 25.5%, from $70.5 million in 1999 to $52.5 million in 2000. The decrease was primarily due to the volume declines noted above and higher raw material costs. These decreases were partially offset by volume strength in various coatings product lines, productivity initiatives, overhead cost reductions and plant consolidations.

        Corporate.    Corporate costs decreased $4.5 million from $72.8 million in 1999 to $68.3 million in 2000. This decrease was primarily the result of the efficiencies realized in the 1999 consolidation and the continued integration of acquisitions.

Short Period Discussions

        Since we were acquired on February 28, 2001, the Performance Materials Segment of Goodrich and Noveon are reported under different bases. Accordingly, there are short reporting periods that are not comparable to other periods. Discussions follow for the short periods including the two months ended February 28, 2001 for the Performance Materials Segment of Goodrich and the four months ended June 30, 2001 and the ten months ended December 31, 2001 for Noveon.

Two Months Ended February 28, 2001

Total Company Analysis

        For the two months ended February 28, 2001, the Performance Materials Segment of Goodrich generated sales of $187.0 million, with cost of sales of $137.3 million, resulting in a gross profit of $49.7 million and a gross profit margin of 26.6%. Selling and administrative expenses were $35.2 million, or 18.8% of sales. Amortization was $4.0 million and operating income was $10.5 million. Operating income as a percent of sales was 5.6%. Interest income was $0.6 million, other expense was $1.5 million, income tax expense was $4.0 million and net income was $5.6 million. Net income, as a percent of sales was 3.0%.

Segment Analysis

        Consumer Specialties—For the two months ended February 28, 2001, the Consumer Specialties segment of the Performance Materials Segment of Goodrich generated sales of $45.2 million, with a gross profit of $10.5 million and a gross profit margin of 23.2%. Operating income was $2.1 million, or 4.6% of sales.

        Specialty Materials—For the two months ended February 28, 2001, the Specialty Materials segment of the Performance Materials Segment of Goodrich generated sales of $73.1 million, with a gross profit of $25.6 million and a gross profit margin of 35.0%. Operating income was $16.9 million, or 23.1% of sales.

        Performance Coatings—For the two months ended February 28, 2001, the Performance Coatings segment of the Performance Materials Segment of Goodrich generated sales of $68.7 million, with a gross profit of $13.6 million and a gross profit margin of 19.8%. Operating income was $3.2 million, or 4.7% of sales.

        Corporate—For the two months ended February 28, 2001, the corporate expense of the Performance Materials Segment of Goodrich was $11.7 milllion.

Four Months Ended June 30, 2001

Total Company Analysis

        For the four months ended June 30, 2001, we generated sales of $366.9 million, with cost of sales of $268.4 million resulting in a gross profit of $98.5 million and a gross profit margin of 26.8%. Selling and administrative expenses were $64.7 million. Selling and administrative expense as a percent of sales was 17.6%. Amortization was $11.0 million, consolidation costs were $0.7 million and operating income was $22.1 million. Operating income as a percent of sales was 6.0%. Interest expense was $40.4 million, other expense was $1.7 million, income tax benefit was $7.4 million and net loss was $12.6 million.

Segment Analysis

        Consumer Specialties—For the four months ended June 30, 2001, the Consumer Specialties segment generated sales of $99.4 million, with a gross profit of $25.5 million and a gross profit margin of 25.7%. Operating income was $12.3 million, or 12.4% of sales.

        Specialty Materials—For the four months ended June 30, 2001, the Specialty Materials segment generated sales of $134.1 million, with a gross profit of $41.6 million and a gross profit margin of 31.0%. Operating income was $21.0 million, or 15.7% of sales.

        Performance Coatings—For the four months ended June 30, 2001, the Performance Coatings segment generated sales of $133.4 million, with a gross profit of $31.4 million and a gross profit margin of 23.5%. Operating income was $13.9 million, or 10.4% of sales.

        Corporate—For the four months ended June 30, 2001, corporate expense was $24.4 million.

Ten Months Ended December 31, 2001

Total Company Analysis

        For the ten months ended December 31, 2001, we generated sales of $876.4 million, with cost of sales of $628.1 million resulting in a gross profit of $248.3 million and a gross profit margin of 28.3%. Selling and administrative expenses were $160.5 million. Selling and administrative expense as a percent of sales was 18.3%. Amortization was $26.5 million, consolidation costs were $3.1 million and operating income was $58.2 million. Operating income as a percent of sales was 6.6%. Interest expense was $92.6 million, other expense was $0.7 million, income tax expense was $4.6 million and net loss was $39.7 million.

Segment Analysis

        Consumer Specialties—For the ten months ended December 31, 2001, the Consumer Specialties segment generated sales of $238.8 million, with a gross profit of $64.5 million and a gross profit margin of 27.0%. Operating income was $30.5 million, or 12.8% of sales.

        Specialty Materials—For the ten months ended December 31, 2001, the Specialty Materials segment generated sales of $324.4 million, with a gross profit of $106.5 million and a gross profit margin of 32.8%. Operating income was $52.3 million, or 16.1% of sales.

        Performance Coatings—For the ten months ended December 31, 2001, the Performance Coatings segment generated sales of $313.2 million, with a gross profit of $77.3 million and a gross profit margin of 24.7%. Operating income was $34.8 million, or 11.1% of sales.

        Corporate—For the ten months ended December 31, 2001, corporate expense was $56.3 million.

Liquidity and Capital Resources

Debt and Commitments

        Noveon, Inc.'s credit facilities include (1) a Term Loan A facility in the original amount of $125.0 million that matures in 2007, (2) a Term Loan B facility in the original amount of $510.0 million that matures in 2008 and (3) a revolving credit facility in the amount of $125.0 million that matures in 2007. A portion of the revolving credit is available in various foreign currencies. A portion of Term Loan A and Term Loan B are denominated in Euros. The domestic revolving credit facility provides for a letter of credit subfacility, usage under which will reduce the amount available under the domestic revolving credit facility. Borrowings under the revolving credit facility may be used for working capital and for general corporate purposes. We and each of Noveon, Inc.'s direct and indirect material domestic subsidiaries guarantee Noveon, Inc.'s obligations under the credit facilities.

        As of June 30, 2002, we had a cash balance of $138.9 million. In addition, we had $120.1 million available under the revolving credit facility of $125.0 million, net of $4.9 million of outstanding letters of credit. As of June 30, 2002, the balance on Term Loan A was $112.9 million, and the balance on Term Loan B was $506.4 million.

        Noveon, Inc.'s $275.0 million senior subordinated notes mature on February 28, 2011 and interest accrues at 11% per year. Interest payments on the notes occur on March 15 and September 15 of each year.

        The original $172.0 million seller note issued to Goodrich matures in 2011 and bears interest at an initial rate of 13% payable semi-annually in cash or additional notes at our option and increases to 15% after February 26, 2006; however, if interest is paid in cash, the interest rate remains at 13%. As of June 30, 2002, the principal amount outstanding was $189.1 million and accrued interest was $8.2 million. We intend to use substantially all of our net proceeds from this offering to repay the seller note.

        The terms of the seller note allow for repayment of all or a portion of the seller note at a specified discount. In June 2002, we prepaid $6.0 million of principal at the agreed discount as well as accrued interest on the prepaid portion of the seller note. As a result of this prepayment, we recorded a gain of $1.2 million in other income in the condensed consolidated statement of operations.

        Principal and interest payments under the credit facilities and the senior subordinated notes represent significant liquidity requirements for us. Borrowings under the credit facilities bear interest at floating rates and require periodic interest payments. Interest on the senior subordinated notes is payable semi-annually and interest and principal on the credit facilities is payable periodically but not less frequently than semi-annually. The credit facilities will be repaid in periodic installments until the maturity of each of the term loans. The credit facilities contain customary representations, covenants related to net worth requirements, capital expenditures, interest coverage, leverage and EBITDA levels and events of default. As of June 30, 2002, Noveon, Inc. was in compliance with all of the covenants of its credit facilities.

        We believe that our cash on hand, anticipated funds from operations, and the amounts available to us under our revolving credit facilities will be sufficient to cover our working capital needs, capital expenditures, debt service requirements and tax obligations for the foreseeable future. However, our ability to fund working capital, capital expenditures, debt service requirements and tax obligations will be dependent upon our future financial performance and our ability to repay or refinance our debt obligations which in turn will be subject to economic conditions and to financial, business and other factors, many of which are beyond our control.

        The table below summarizes our debt obligations (in millions) as of June 30, 2002:

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Term Loan A	$112.9	$18.5	$44.9	$49.5	$—
Term Loan B	506.4	5.4	10.9	10.9	479.2
11% Senior Subordinated Notes	275.0	—	—	—	275.0
Seller note	189.1	—	—	—	189.1
Short-term bank debt	0.2	0.2	—	—	—

Total debt obligations	$1,083.6	$24.1	$55.8	$60.4	$943.3

Cash Flows

        Cash flows provided by operating activities increased $49.7 million from $13.0 million in the six months ended June 30, 2001 to $62.7 million in the six months ended June 30, 2002. The increase was primarily related to decreases in working capital period over period and improved operating results.

        Investing activities used $32.7 million of cash in the six months ended June 30, 2002. Investing activities in 2002 included the working capital settlement with Goodrich discussed below, totaling $14.5 million, payments made in connection with acquisitions and $12.2 million of capital expenditures. Investing activities included the acquisition of the Performance Materials Segment of Goodrich for $1,187.2 million and purchases of property for $17.5 million in the six months ended June 30, 2001.

        Financing activities used $16.8 million for the six months ended June 30, 2002 primarily related to the principal payments on our Term Loans and the principal payment on the seller note. Financing activities provided $1,233.0 million of cash in the six months ended June 30, 2001, primarily related to the funding of our acquisition from Goodrich.

Capital Expenditures

        We believe that our manufacturing facilities are generally in good condition and we do not anticipate that major capital expenditures will be needed to replace existing facilities in the near future. Our capital expenditures for the six months ended June 30, 2002 were $12.2 million. These expenditures were used to maintain our production sites, implement our business strategy regarding operations and health and safety and for strategic capacity expansion in our key product lines. These capital expenditures were paid for through internally generated cash flow. We expect capital expenditures for the years 2002 and 2003 to be between $45 million and $50 million annually.

Working Capital Adjustment

        Pursuant to the purchase agreement between us and Goodrich, the purchase price was subject to a post-closing working capital adjustment. On June 28, 2002, we entered into an agreement with Goodrich settling the working capital adjustment and in which we agreed to pay Goodrich $14.5 million. We paid that amount to Goodrich on June 28, 2002 using cash on hand. The settlement payment and the costs associated with the settlement efforts have been reflected as an adjustment to the purchase price in our financial statements and increased the goodwill associated with the acquisition.

Contingencies

        We have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.

General

        There are pending or threatened against us or our subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, and environmental matters, which seek remedies or damages. We believe that any liability that may finally be determined with respect to commercial and product liability claims should not have a material adverse effect on our consolidated financial position, results of operations or cash flows. From time to time, we are also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

Environmental

        We are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are regulated by various laws and governmental regulations. Although we believe past operations were in substantial compliance with the then-applicable regulations, either we or the Performance Materials Segment of Goodrich have been designated as potentially responsible parties by the U.S. Environmental Protection Agency, or similar state agencies, in connection with several disposal sites. These laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws, generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources.

        We initiate corrective and/or preventive environmental projects to ensure environmental compliance and safe and lawful activities at our current operations. We also conduct a compliance and management systems audit program. We believe that compliance with current laws and regulations will not have a material adverse effect on our capital expenditures, results of operations or competitive position.

        Our environmental engineers and consultants review and monitor environmental issues at our existing operating sites. This process includes investigation and remedial action selection and implementation, as well as negotiations with other potentially responsible parties and governmental agencies.

        Goodrich provided us with an indemnity for various environmental liabilities. We estimate Goodrich's share of such currently identified liabilities under the indemnity to be about $12.5 million. In addition to Goodrich's indemnity, several other indemnities from third parties such as past owners relate to specific environmental liabilities. Goodrich and other third party indemnitors are currently indemnifying us for several environmental remediation projects. Goodrich's share of all of these liabilities may increase to the extent such third parties fail to honor their indemnity obligations through 2011. Our June 30, 2002 balance sheet includes liabilities of $23.6 million to cover future environmental expenditures either payable by us or indemnifiable by Goodrich. Accordingly, the current portion of the environmental obligations of $2.9 million is recorded in accrued expenses and $3.2 million is recorded in accounts receivable. Approximately $20.7 million is included in non-current liabilities and $9.3 million is included in other non-current assets, reflecting the recovery due from Goodrich.

        We believe that our reserves are adequate based on currently available information. We believe that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information, newly discovered conditions or a change in the law. However, the additional costs, if any, cannot be currently estimated.

New Accounting Standards

        The Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," in July 2001. The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." SFAS No. 142 applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. We adopted SFAS No. 142 in our first quarter of 2002 reporting. After giving effect to the elimination of goodwill amortization, as required by the provisions of SFAS No. 142, net income (loss) for the two months ended February 28, 2001, the three months ended June 30, 2001, the four months ended June 30, 2001, and the ten months ended December 31, 2001 would have been $8.6 million, $(6.4) million, $(6.9) million, and $(24.4) million, respectively. During the second quarter of 2002, we performed the first of the required impairment tests of goodwill as of January 1, 2002. We have determined that no goodwill impairment has occurred.

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," that requires the fair value of the liability for closure and removal costs associated with the resulting legal obligations upon retirement or removal of any tangible long-lived assets be recognized in the period in which it is incurred. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. We are required to adopt this Statement on January 1, 2003, the effect of which has not yet been determined.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Statement retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used," provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sales (i.e. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." We adopted this Statement effective January 1, 2002. The effect of adoption had no impact to our consolidated financial condition or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections." For most companies, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of Opinion 30 for such classification should be reclassified to conform with the provisions of SFAS No. 145. SFAS No. 145 also amends certain extinguishments as provided in APB Opinion No. 30. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases to be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). We adopted the statement during the second quarter and have recorded a gain of $1.2 million on early extinguishment of a portion of our seller note within other income (expense)-net.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, various exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred.

The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We are currently considering the impact, if any, that this statement will have on our financial condition or results of operations.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, restructuring, pensions and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue and Income Recognition

        Revenue from the sale of products is recognized at the point of passage of title, which is at the time of shipment or consumption by the customer for inventory on consignment. Rebates, customer claims, allowances, returns and discounts are reflected as reductions from gross sales in determining net sales. In 2001, the total of rebates, customer claims, returns and allowances and discounts amounted to 4.1% of gross sales. Rebates to customers are accrued based on contractual relationships with customers as shipments are made to customers. Customer claims, returns and allowances and discounts are accrued based on our history of claims and sales returns and allowances.

Inventories

        Inventories are stated at the lower of cost or market. The elements of inventory cost include raw materials and labor and manufacturing overhead costs attributed to the production process. Most domestic inventories are valued by the last-in, first-out, or LIFO, cost method. Inventories not valued by the LIFO method are valued principally by the average cost method. We provide for allowances for excess and obsolete inventory based on the age and quality of our products.

Derivative and Hedging Activities

        As required by Noveon, Inc.'s credit agreement, we have entered into interest rate swap agreements to limit our exposure to interest rate fluctuations on $180.0 million of the outstanding principal of our Term Loans through 2005. These agreements require us to pay a fixed rate of interest while receiving a variable rate. As of June 30, 2002, the fair value of these swap arrangements included in other non-current liabilities totaled approximately $8.8 million. The offsetting impact of this hedge transaction is included in accumulated other comprehensive loss.

        We enter into currency forward exchange contracts, totaling $11.4 million as of June 30, 2002, to hedge certain firm commitments denominated in foreign currencies. The purpose of our foreign currency hedging activities is to protect us from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. The fair value of these contracts was a current liability of $0.7 million as of June 30, 2002. The offsetting impact of this hedge transaction is included in accumulated other comprehensive loss.

        We have foreign denominated floating rate debt to protect the value of our investments in our foreign subsidiaries in Europe. Realized and unrealized gains and losses from these hedges are not included in the income statement, but are shown in the cumulative translation adjustment account included in other comprehensive loss. During the three months and six months ended June 30, 2002, we recognized $6.9 million and $6.5 million, respectively, of net losses included in the cumulative translation adjustment, related to the foreign denominated floating rate debt.

Deferred Income Taxes

        The provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management provides valuation allowances against the deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        In determining the adequacy of the valuation allowance, which totaled $40.6 million as of June 30, 2002, management assesses our profitability by taking into account the present and anticipated amounts of domestic and international earnings, as well as the anticipated taxable income as a result of the reversal of future taxable temporary differences. Therefore, management believes that sufficient book and taxable income will be generated to realize the benefit of the remaining net deferred tax assets of $34.9 million as of June 30, 2002.

        Although we generated domestic taxable income in the first half of 2002, we still have cumulative losses for our domestic operations and a lack of prior earnings history in our new capital structure. Because of these factors, we intend to maintain the recorded valuation allowances until sufficient positive evidence (for example, cumulative positive domestic earnings and future taxable income) exists to support a reversal of the tax valuation allowances.

Quantitative and Qualitative Disclosures of Market Risk

Market Risk

        We are exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. These risk factors can impact results of operations, cash flows and financial position. We manage these risks through regular operating and financing activities and periodically use derivative financial instruments such as foreign exchange forward contracts. These derivative instruments are placed with major financial institutions and are not for speculative or trading purposes.

Foreign Currency Risk

        We limit our foreign currency risk by operational means, mostly by locating our manufacturing operations in those locations where we have significant exposures to major currencies. We have entered into forward contracts to partially offset the transactional risk of foreign currency fluctuations. The value of these contracts as of June 30, 2002 was a current liability of $0.7 million.

        We sell to customers in foreign markets through foreign operations and through export sales from plants in the U.S. These transactions are often denominated in currencies other than the U.S. dollar. The primary currency exposure is the Euro.

        We have foreign denominated floating rate debt to protect the value of our investments in our foreign subsidiaries in Europe. Realized and unrealized gains and losses from these hedges are not included in the income statement, but are shown in the cumulative translation adjustment account included in other comprehensive loss.

Interest Rate Risk

        As required by Noveon, Inc.'s credit agreement, we are a party to interest rate swap agreements with notional amounts of $180.0 million and for which we pay a fixed rate of interest and receive a LIBOR-based floating rate. Our interest rate swap agreements as of June 30, 2002 did qualify for hedge accounting under SFAS No. 133 and as such the changes in the fair value of the interest rate swap agreements are recognized as a component of equity. The fair value of the interest rate swap agreements decreased $3.1 million for the six months ended June 30, 2002.

        As of June 30, 2002, we carried $1,083.6 million of outstanding debt on our balance sheet, with $439.5 million of that total, net of $180.0 million of debt that is hedged, held at variable interest rates. Holding all other variables constant, if interest rates hypothetically increased or decreased by 10%, for the six months ended June 30, 2002, interest expense would increase or decrease by $1.4 million. In addition, if interest rates hypothetically increased or decreased by 10% on June 30, 2002, with all other variables held constant, the fair market value of our $275.0 million, 11% senior subordinated notes would decrease or increase by approximately $17.0 million. If interest rates hypothetically increased or decreased by 10% on June 30, 2002, with all other variables held constant, the fair value of our $189.1 million 13% seller note would decrease or increase by approximately $13.6 million.

BUSINESS

Overview

        We are a leading global producer and marketer of technologically advanced specialty materials and chemicals used in a broad range of consumer and industrial applications. We have a number of high growth, industry leading franchises marketed under some of the industry's most recognized brand names including Carbopol®, TempRite®, Estane® and Hycar®. These global brands are complemented by a diverse portfolio of historically stable, cash generating businesses. We have a significant presence in many niche product categories, where customers value our long-standing ability to provide need-specific formulations and solutions. Our products and services enhance the value of customers' end-products by improving performance, providing essential product attributes, lowering cost, simplifying processing or making them more environmentally friendly.

        Through our worldwide network of 27 strategically located manufacturing facilities, we service more than 7,000 customers operating in over 25 industries. In 2001, we generated sales of $1,063.4 million, a net loss of $34.1 million, cash flow from operations of $122.3 million and adjusted EBITDA of $175.5 million, representing an adjusted EBITDA margin of 16.5%. Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation and amortization, non-cash cost of sales impact of inventory write-up from purchase accounting, other income and expense, management fees and consolidation costs. For the six months ended June 30, 2002, we generated sales of $540.3 million, net income of $13.1 million, cash flow from operations of $62.7 million and adjusted EBITDA of $111.6 million, representing an adjusted EBITDA margin of 20.7%. In 2001, we derived approximately 65% of our sales from the United States, 18% of our sales from Europe and 17% of our sales from the rest of the world. Our margins, combined with our strong cash flow from operations, ongoing capital efficiency efforts and available cash, provide us with significant flexibility to capitalize on future growth opportunities.

Strengths

        Leading Product Franchises and Technologies. We maintain a number of leading product franchises marketed under some of the industry's most recognized brand names, including Carbopol® acrylic thickeners, TempRite® CPVC, Estane® TPU and Hycar® acrylic emulsions. Each of these products has a proprietary technology position within its respective industry. We invented Carbopol® acrylic thickener, which is the global leader in synthetic thickeners due to its efficient stabilizing properties and superior thickening capabilities. Carbopol® acrylic thickener volume, measured in pounds sold, grew at a compound annual rate of 7.6% per year between 1995 and 2001. In addition, we commercially developed TempRite® CPVC, the industry standard for CPVC piping, which is a higher performance, lower cost alternative to copper and steel in household plumbing, fire sprinklers and other industrial applications. Between 1995 and 2001, we estimate that volume, measured in pounds used, of CPVC and other alternative plumbing materials grew at a compound annual rate of 9.6% per year.

        Long-Standing, Loyal Customer Base. We have developed many of our products in cooperation with our customers, often as a result of their specific needs, resulting in long-standing, loyal customer relationships. Our products generally represent a small percentage of our customers' production costs, but are critical to end-product performance. In addition, many of our products are specified in our customers' formulations, resulting in significant barriers to changing suppliers. Specific examples include carbomer thickeners in personal care and pharmaceutical applications, FDA-approved polymers used in food packaging applications and innovative stain blocking polymers for primer paints.

        Diverse Products, Customers and End-Use Applications. We sell over 10,000 products to more than 7,000 customers worldwide for use in diverse end-use applications, including:

•	Construction	•	Electronics
•	Food and Beverage	•	General Industrial
•	Household Products	•	Paper and Packaging
•	Personal Care	•	Pharmaceuticals
•	Textiles	•	Transportation

        The diversity of our customer base and product end-use applications provides our business with significant stability. In 2001, our largest customer accounted for approximately 2% of sales.

        Relentless Focus on Productivity Improvement. Our operating culture is based on continuing productivity improvement, maximizing operating efficiency and optimizing the use of capital resources across all business lines. In 2001, we successfully implemented cost-savings initiatives that reduced our fixed manufacturing overhead by over $16 million, delayered our organization, reduced working capital and refocused our capital spending on productivity-related projects. Our adjusted EBITDA margin increased for each of the last five quarters and was 21.4% for the three months ended June 30, 2002.

        Strong Management Team with Significant Equity Interest. We have a highly motivated senior management team with an average of approximately 20 years of experience in the specialty chemicals industry. Our senior management has instilled an entrepreneurial culture throughout our organization, successfully implemented leading productivity practices and positioned our company for strong future earnings growth and cash flow generation. As of August 31, 2002, our management and employees owned approximately 8.6% of our equity, including outstanding shares and options.

Growth Strategy

        Enter New Applications and End-Uses. We intend to build on our core product franchises and technology to expand our product offerings by modifying existing formulations to meet new end-use applications. For example, we pioneered the development of hand sanitizing gels by using the stabilizing properties of Carbopol® acrylic thickener to combine water and alcohol, and we broadened the use of Carbopol® acrylic thickeners into applications such as oven cleaners and alkaline batteries.

        Expand Global Reach. We expect to continue to serve our existing multinational customers globally as they penetrate emerging regions and to target other customers in such regions. Our approach is to strategically add sales, marketing and technical personnel in selected regions and to follow with further infrastructure expansion as the markets for our customers' products develop. For example, in 2002 we broke ground on a small coatings compounding facility in China and purchased a local supplier of personal care and pharmaceutical products in Latin America.

        Extend Product Breadth. We expect to continue to expand our product offerings through both internal research and development and the acquisition of new formulations and products. For example, in 2002, we combined technologies from our coatings product line with Carbopol® acrylic thickener to launch a new hair fixative offering for use in hair gels and sprays. We also introduced a new Estane® TPU product that makes high-end TPU materials easier to extrude. In addition, in 2001 we purchased assets and technology giving us the capability to offer flexible piping systems to the plumbing industry.

        Continue Productivity Improvements. We expect to continue our successful cost-savings initiatives by pursuing operational efficiencies, maintaining a lean organizational structure, reducing fixed costs, rationalizing capacity and efficiently managing capital spending. For example, we are introducing into Europe the cost-savings initiatives we launched in North America in 2001. During 2003, we intend to launch a Six Sigma initiative, which is designed to further enhance our understanding of our customers' needs, our process capabilities and the total cost of maintaining quality. The term "Six Sigma" refers to a measure of business capability. A company that performs at a Six Sigma level has demonstrated either that the amount of variation in its process is so tightly controlled that there are at most six standard deviations between the mean and the nearest customer specification or that the company's measurable processes have a defect rate of not more than 3.4 defects for every million opportunities. We believe this initiative is a natural extension of our productivity efforts and will allow us to focus our activities on those areas expected to provide us with the highest customer impact and organizational productivity.

        Target Strategic Acquisitions. We plan to accelerate profitable growth through selected acquisitions of assets and technology that target high value niche markets and complement our current product offerings and capabilities. At the same time, we will consider selected divestitures to optimize our product portfolio and to strengthen our financial flexibility.

Business Segments

        Consistent with our focus on industries and end-use applications, we have organized our business into three segments: Consumer Specialties, Specialty Materials, and Performance Coatings.

        Consumer Specialties is a global producer of specialty chemicals targeting the personal care, pharmaceutical and food and beverage industries. Key products in this segment include synthetic thickeners, film formers, pharmaceutical actives and intermediates, benzoate preservatives, synthetic food dyes and natural colorants. Consumer Specialties generated sales of $284.0 million, operating income of $32.6 million and adjusted EBITDA of $59.5 million in 2001 and sales of $141.7 million, operating income of $24.7 million and adjusted EBITDA of $35.4 million for the six months ended June 30, 2002.

        Personal Care and Pharmaceuticals.    Our products serving the personal care and pharmaceutical end-use industries impart physical properties, such as texture, stability and thickness to products, including lotions, hair gel, cosmetics and pharmaceuticals. Our products are an important component of the functionality and aesthetics of the end product, but typically represent a small portion of the customer's total product costs. We invented Carbopol® acrylic thickener, which is the global leader in synthetic thickeners due to its efficient stabilizing properties and superior thickening capabilities. Primary end-uses in the personal care industry for Carbopol® acrylic thickeners include skin and hair care and personal and oral hygiene products. Primary end-uses in pharmaceuticals for Carbopol® acrylic thickeners include topical and controlled-release applications. Our other pharmaceutical products include excipients, advanced intermediates and active ingredients such as mesalizine, which is used in the treatment of Crohn's disease, an inflammatory disease of the gastrointestinal tract. Key growth drivers for Carbopol® acrylic thickeners and other personal care and pharmaceutical products include:

  •
  consumer demand for more efficient, innovative and convenient products;

  •
  an aging population that desires a youthful appearance;

  •
  population growth; and

  •
  growth in developing nations.

        Carbopol® acrylic thickener volume, measured in pounds sold, grew at a compound annual rate of 7.6% per year between 1995 and 2001. We continue to develop new end-use applications for Carbopol® acrylic thickeners, which we believe will continue to drive significant demand growth. We expect Carbopol® acrylic thickener growth to continue to exceed the growth of the personal care industry as its products continue to gain sales at the expense of natural and inorganic thickeners. In 2002, we purchased selected assets of Multiquim S.A., a supplier of personal care, pharmaceutical and other products in Mexico, which will provide us closer access to our customer base and provide us application development capabilities to further drive sales growth throughout Latin America.

        Food and Beverage.    Our products preserve freshness and improve the color and consistency of food and beverages, making them more appealing to consumers. We are a leading global producer of benzoate preservatives, the second largest U.S. supplier of synthetic colorants and an integrated producer of flavors, fragrances and other food additives to the food and beverage industry. Benzoates improve the shelf life of consumable goods and are the preservative of choice for manufacturers of soft drinks, bottled beverages, fruit-based products and prepared salads due to their anti-microbial properties. We believe that our Kalama, Washington benzoate facility provides us with a competitive advantage because it is the largest facility of its type in North America and the second largest in the world, giving us the capability to service large customers in North America. This facility also produces a number of high-value, distinct flavor and fragrance products for use in many food, personal care and soap products as well as certain intermediate products. The intermediate products include plasticizers used in adhesives, sealants and safety glass, and phenol, a co-product, used for adhesives in forest product applications.

        We also sell a full line of FDA-approved food, drug and cosmetic primary dyes (including blends of primary dyes), as well as lakes and natural colors. Primary end-uses for our product line within food and beverage applications include carbonated soft drinks and processed foods, such as canned soup and pre-made meals. In addition, within the colorant operation, we produce pigment dispersions for use in architectural coatings and technical dyes used in household dyes and other applications.

        The food and beverage industry is a product-focused and fragmented industry that has historically grown with gross domestic product. We expect growth to be driven by consumer demand for convenient and nutritious foods which require additives to preserve freshness and enhance taste, texture and appearance.

        The following is a list of representative uses for Consumer Specialties products:

CATEGORY	PRODUCT	DESCRIPTION
Personal Care and Pharmaceuticals	Carbopol®	Acrylic thickener which imparts stability and improves aesthetics. Used as a controlled release agent.
	Pemulen®	Polymeric emulsifier reducing formulation irritancy and providing water resistance.
	Avalure®	Polymers for color cosmetics.
	Specialty silicones	Polymers affecting "slip-and-feel."
	Colorants	Imparts color in personal care products.
	Polycarbophil	Active agent for bulk laxatives.
	Amino acid-based actives	Active ingredients for pharmaceuticals.
	Fixate	Resin for hair styling.
	Advanced intermediates	Used in the production of active pharmaceutical ingredients.
	Cassia gum	Pet food (Europe) and human food (Japan).
Food and Beverage	Benzoates Sodium benzoate	Improves shelf life for certain consumable goods.
	Potassium benzoate	Preservative for manufacturers of soft drinks, bottled beverages, fruit-based products and prepared salads.

Colors Food, drug and cosmetic dyes, lakes, natural colors and pigments	Colorants for beverages, confectionary goods, dry mixes/snacks, processed foods and pet food and colorants for inks, paints and paper dyes.
Flavors and Fragrances Benzaldehyde-based chemicals	Food, personal care and soap products.
Intermediates Phenol, benzaldehyde, benzyl alcohol and benzoic acid	Pharmaceuticals, coatings, agrochemical products, plasticizers, adhesives and sealant products.

        Consumer Specialties products are sold worldwide to major manufacturers of cosmetics, personal care products, household products, pharmaceuticals, soft drinks and food products.

        Specialty Materials is the largest global supplier of CPVC resins and compounds, TPU and RLP. Applications for CPVC include piping for residential and commercial plumbing, for TPU include plastic film and sheet for various coatings processes and for RLP include engineering adhesives. Specialty Materials is also a leading North American producer of rubber and lubricant antioxidants and rubber accelerators. Specialty Materials generated sales of $397.5 million, operating income of $69.2 million and adjusted EBITDA of $106.3 million in 2001 and sales of $203.9 million, operating income of $44.8 million and adjusted EBITDA of $60.8 million for the six months ended June 30, 2002.

        Specialty Plastics.    Our core specialty plastics products are TempRite® CPVC, TempRite™ PEX and Estane® TPU. TempRite® CPVC is a technologically advanced heat, fire and chemical resistant polymer that we commercially developed to serve technically demanding applications not well served by traditional PVC and other commodity plastics. Our TempRite® CPVC polymers are sold to customers who produce plastic piping for the following end-use applications: residential and commercial plumbing, fire sprinkler systems and industrial piping applications. TempRite® CPVC piping has inherent advantages over copper, other metals and commodity plastic piping due to its heat and corrosion resistance, increased insulation properties, ease of installation and lower installed cost. We market our TempRite® branded CPVC products for specific applications: FlowGuard® and FlowGuard Gold® for residential and commercial plumbing, Corzan® for industrial piping and BlazeMaster® for fire sprinklers. We believe we have built strong end-user awareness of our brands by using a direct sales force that markets directly to builders, contractors and plumbers.

        In addition to TempRite® CPVC, Specialty Materials recently purchased the assets and technology to manufacture cross-linked polyethylene, or PEX. TempRite™ PEX enables Specialty Materials to add a flexible piping compound to its product offering. TempRite™ PEX is a small but growing product within certain piping applications that demand flexible piping systems. We believe that having both a rigid (CPVC) and flexible (PEX) piping product offering should continue to accelerate our sales into broader plumbing applications at the expense of copper and other metals.

        Key growth drivers include:

  •
  continuing substitution of CPVC and PEX for metals, other plastics and other more costly materials in targeted applications;

  •
  increasing product awareness among builders, contractors and plumbers;

  •
  residential and commercial real estate expenditures;

  •
  housing needs in developing countries; and

  •
  additional regulatory approvals.

        The global industry size for all piping applications in which CPVC and PEX compete is estimated at $1.0 billion. In addition, we expect the niche applications for BlazeMaster® fire sprinkler piping and Corzan® industrial piping to continue to grow at a faster rate than CPVC piping. We believe that, just as plastic has replaced virtually all drain, waste and vent piping systems, highly engineered plastics like CPVC and PEX approved for potable water systems will continue to take share from copper and other metals in commercial and residential plumbing systems.

        TPU, an engineered, highly versatile thermoplastic, provides a high quality, lower cost alternative to rigid plastics and flexible rubber. Performance attributes of TPU include abrasion, heat and chemical stress resistance, minimal fatigue from bending, ease of processing and paintability. These performance characteristics make TPU attractive for use in a broad range of end-uses, including film and sheet for various coating processes, wire and cable insulation, athletic equipment (for example, in-line skate wheels and footwear), medical applications, automotive molded parts and adhesives. We market our TPU products under one of the industry's leading brand names, Estane®. We also market Stat-Rite® thermoplastics, which are static dissipative materials used in packaging for the electronics industry. In addition, we market fiber-reinforced TPU under the Estaloc® brand. Estaloc® reinforced engineering thermoplastics offer the functional properties of traditional TPU, yet are reinforced for higher stiffness to provide the strength, dimensional stability and impact resistance required to withstand a variety of tough applications and harsh environments. Applications include automotive trim, sporting goods, agricultural equipment and other mechanical components. Key growth drivers for TPU include:

  •
  demand for technical coated fabric and other materials;

  •
  automotive sales;

  •
  recreational activities;

  •
  new application development; and

  •
  increased substitution of TPU for other plastics.

        We estimate annual global sales of TPU products at $700 million. We expect substantial growth in TPU volumes to occur in both new and existing end-use applications. The faster growing, higher value segment of the industry is the extrusion sector, which is driven by its rapid replacement of similar materials and its use in high-growth applications. Overall sales of TPU should continue to grow through ongoing replacement of rigid plastics, flexible rubber and other materials. We believe that we are well positioned to grow faster than the overall TPU industry due to our focus on extruded applications and our commitment to develop new technology for high value applications.

        Polymer Additives.    We are one of the largest global suppliers of RLP and one of the leading North American producers of polymer additives including rubber and lubricant antioxidants and rubber accelerators. Our products in this category extend the life and improve the performance characteristics of rubber, lubricating oil, plastics and epoxy-based adhesives.

        RLP is a high-growth niche product for technologically challenging applications, including structural and engineering adhesives used in aerospace, transportation and electronics. RLP improves impact resistance and crack resistance in composites and coatings and improves the tensile and shear values of epoxy-based structural adhesives when exposed to temperature extremes and accelerated weathering. RLP growth is anticipated to exceed overall growth of the high-end adhesives industry, as the product is increasingly utilized for its superior performance characteristics relative to other binding agents.

        Our antioxidant products are used in rubber, plastic and lubricants and are marketed under the Good-Rite® name, a leading industry brand. Antioxidants prevent oxidative degradation and are primarily utilized by rubber manufacturers and to a lesser extent plastic manufacturers, to impart durability and prevent the loss of functional attributes such as flexibility. In motor oil and other lubricants, antioxidants prevent thermal breakdown and extend product life. We also manufacture a complete line of accelerators, marketed under our brand, Cure-Rite®, which are utilized by rubber manufacturers to reduce the vulcanization/curing time, and thereby improve manufacturing productivity. Key growth drivers for our antioxidant and accelerators include:

  •
  government regulation requiring higher quality lubricating oils;

  •
  automobile miles driven; and

  •
  consumer and government pressure on tire manufacturers to produce higher quality tires.

        Stanford Research Institute International has estimated that the global demand for antioxidant and accelerators for rubber, lubricant and plastic products exceeds $3.0 billion annually of which we selectively serve only a small portion.

        The following is a list of representative uses for Specialty Materials products:

CATEGORY	PRODUCT	DESCRIPTION
Specialty Plastics	CPVC TempRite® FlowGuard®	Residential plumbing. Residential and commercial plumbing.
	Corzan® BlazeMaster®	Industrial piping. Fire sprinklers.
	PEX TempRite™ PEX	Flexible piping systems.
	TPU Estane®	Film and sheet, wire and cable insulation, athletic equipment, medical applications, automotive molded parts and adhesives.
	Estaloc®	Automotive trim, sporting goods, agricultural equipment and other mechanical components.
	Stat-Rite®	Packaging of semiconductors, sensitive electronic components, disk drive heads and cell phones.
Polymer Additives	Reactive Liquid Polymers Hycar®	Used as strengtheners and modifiers in epoxy resins (construction composites, coatings and structural adhesives).
	Antioxidants Good-Rite®	Primarily used by rubber manufacturers to prevent oxidative degradations, impart durability and prevent loss of flexibility.
	Accelerators Cure-Rite®	Helps reduce vulcanization/curing time.

        Specialty Materials products are sold to a diverse customer base comprised of major manufacturers in the construction, automotive, telecommunications, electronics, recreation and aerospace industries.

        Performance Coatings is a leading global producer of high performance polymers for specialty paper, graphic arts, architectural and industrial coatings and textile applications. Approximately 80% of Performance Coatings' sales are generated from our water-based emulsion polymers and compounds. We believe that we offer our customers one of the most complete spectrums of emulsion chemistries in the industry. Performance Coatings generated sales of $381.9 million, operating income of $38.0 million and adjusted EBITDA of $63.8 million in 2001 and sales of $194.7 million, operating income of $33.3 million and adjusted EBITDA of $43.0 million for the six months ended June 30, 2002.

        Our product offerings include a broad range of water-based polymer emulsions, resins and auxiliaries used in the production of high-end paints and coatings for wood, paper, metal, concrete, plastic, textiles and other surfaces. Our water-based polymers, which are environmentally attractive substitutes for solvent-based products, are valued for the superior gloss and durability properties they provide. In addition, our polymers are used as ink vehicles and in overprint varnishes for graphic arts, primarily for use in specialty packaging applications. We are also forward integrated in the graphic arts industry as a leading global producer of water-borne coatings for consumer products packaging applications. We supply acrylic emulsions used to improve the appearance, texture, durability and flame retardance of high-end specialty textiles sold to the home furnishings, technical fabrics and apparel industries. In addition, we believe we are the only fully integrated U.S. supplier of glyoxal and glyoxal-based resins for durable press and wrinkle resistant textile additives.

        Our business strategy is centered on our ability to formulate and compound polymer emulsions to create customized solutions to meet the specific needs of our customers. We have had success with water-borne technologies as global restrictions targeting the reduction of the volatile organic compounds prevalent in solvent-based products have become more stringent. We continue to develop new proprietary water-borne technologies to enhance our portfolio of over 1,100 formulations. These formulations include acrylic, polyurethane, nitrile, styrene-butadiene and vinyl. We expect water-borne formulations to continue to grow faster than the overall industry growth rate for paints and coatings. Key growth drivers in the industry include:

  •
  environmental regulations that limit the use of solvent-based coatings;

  •
  consumer preference for aesthetically enhanced packaging;

  •
  overall industrial production; and

  •
  improved performance and ease of application use of water-based products.

        We estimate that annual global demand for paints and coatings is approximately $50 billion, of which polymeric emulsions comprise approximately $10 billion. We selectively serve approximately $2.5 billion of this $10 billion portion of the industry. We estimate that the annual global demand for chemicals used by the textile industry is greater than $7 billion.

        The following is a list of representative uses for Performance Coatings products:

CATEGORY	PRODUCT	DESCRIPTION
Performance Coatings	Architectural and Industrial Paints and Coatings Hycar®	Water-borne acrylic emulsion for high gloss enamels and stain blocking paint primers.
	Sancure®	Polyurethane dispersions used on wood flooring to promote toughness and durability.
Specialty Paper Hycar® and Vycar®
Water-borne acrylic nitrile and PVC emulsions used to modify physical attributes of specialty paper and nonwovens including stiffness, porosity, and water repellency. Used in ink jet printer paper and tea bag sheathing.
	Graphic Arts Carboset®	Water-borne acrylic polymers used in ink vehicles and graphic arts coatings.
	Carbotac®	Water-borne acrylic emulsions used as pressure-sensitive adhesives and laminating adhesives on films and paper.
	Algan®	Water-borne coatings used to provide gloss and protection for literature and packaging materials.
	Textile Coatings Hycar®	Acrylic-based coatings applied to textiles to offer a pleasing texture, low-temperature flexibility, and wash resistance.
	Auxiliary Chemicals Glyoxal Glyoxal resins Fluorocarbon extenders Polymer-based softeners	Preparation agents to improve manufacturing process and add attributes such as softness, durable press and anticrease agents, stain repellents, and flame retardants.
	Printing Chemicals Dye thickener and binders Carbopol®	Thickeners are used to impart viscosity to the printing paste applied to fabrics. Pigment binders are used to add a pigment to a printing paste and prevent deterioration by abrasion or laundering.

        Performance Coatings services major companies in the specialty paper, graphic arts, paints and coatings, and textiles industries.

Competition

        We face a variety of competitors in each of our product lines, but we believe no single company competes with us across all of our existing product lines. The specialty chemicals industry is highly fragmented and its participants offer a broad array of product lines and categories, representing many different products designed to meet specific customer requirements. Individual products or service offerings compete on a global, regional and local level due to the nature of the businesses and products, as well as the end-use applications and customers served. The following chart sets forth our principal competitors by segment:

SEGMENT	END-USE/PRODUCT CATEGORY	PRINCIPAL COMPETITORS
Consumer Specialties	Personal Care and Pharmaceuticals	Cognis, Croda, Hercules, ISP, Nihon Junkayu, Rohm and Haas, Sigma/3V, Sumitomo Seika
	Food & Beverage	Caffaro, CPKelco, Crompton, DSM, FMC, Haarmann & Reimer, Hoffman-LaRoche, Quest, Rhodia, Sensient, Velsicol
Specialty Materials	Specialty Plastics	Atochem, BASF, Bayer, Dow, Georgia Gulf, Huntsman, Kanekafuchi, Nippon Carbide Industries, Sekisui
	Polymer Additives	Atochem, Bayer, Crompton, Flexsys, Great Lakes, General Quimica, Repsol, Ricon, Shell
Performance Coatings	Performance Coatings	BASF, Bayer, Ciba, Dow, Omnova, Parachem, Reichhold, Rohm and Haas, Unichem

Sales and Marketing

        We have approximately 330 sales and marketing employees worldwide. Unlike many chemical companies which organize their sales and marketing around product platforms, our sales and marketing efforts are structured around end-use applications to maximize our understanding of customer needs as well as emerging trends. Typically, each end-use team is multi-functional, including representatives from sales, marketing and research and development.

        Most of our sales and marketing staff is technically oriented and works closely with customers through globally located application development laboratories to develop products and formulations that deliver the desired product attributes. Most of our laboratories are equipped with small-scale equipment that replicates our customers' processing capabilities, which ensure our solutions are easily and efficiently implemented at our customers' facilities.

        Finally, many of our sales and marketing resources are dedicated to stimulating end-use demand for our products and, in the case of our TempRite® CPVC plumbing, fire sprinkler and industrial piping applications, are focused on marketing to building contractors, plumbers, distributors and construction code officials to convince them to specify our products in their projects or building codes.

Research, Development and Technology

        We have a long history as an industry innovator, creating proprietary, high-performance materials for our customers. Notably, we invented Carbopol® synthetic thickeners and commercially developed TempRite® CPVC. These products are derived from a broad range of technology platforms developed either internally or externally through licensing, acquisition or joint technological alliances with global suppliers and customers. Our research and development staff includes over 150 professionals, many of whom possess Ph.D. or equivalent degrees. Our research and development staff works with both our sales force and customers to utilize our wide spectrum of technology platforms and processing capabilities to produce one of the most comprehensive product offerings in the specialty chemicals industry. We have developed many of our products in cooperation with our customers, often as a result of their specific needs, resulting in long-standing loyal customer relationships.

        Our successful record of technological innovation is evidenced by the more than 700 patents we have secured during the past 20 years. Currently, we possess approximately 1,000 issued and pending foreign and domestic patents and patent applications worldwide and over 500 foreign and domestic product trademarks and applications and other significant trade secrets. Many of these new products represented breakthrough innovations, including specialty TPU for producing breathable fabric, new generation CPVC for impact resistant pipe, water-based acrylic urethane emulsion blends for clear varnishes on wood flooring, and Carbopol® acrylic thickener formulations for ink jet printing on carpet and apparel items.

Raw Materials

        We use a variety of specialty and commodity chemicals in our manufacturing processes. The majority of raw materials used in manufacturing our products are available from more than one source and are readily available on the open market. Those materials that we choose to purchase from a single source generally have long-term supply contracts as a basis to guarantee supply reliability. The majority of our raw materials are derived from petrochemical-based feedstocks. Our single largest raw material purchased represented less than 3% of total sales in 2001. Described below is a summary of the principal raw materials requirements of each segment:

SEGMENT	PRINCIPAL RAW MATERIALS
Consumer Specialties	Toluene Glacial Acrylic Acid
Specialty Materials	PVC Chlorine Methyl diphenyl diisocyanate (MDI) Polytetramethylene ether glycol (PTMEG) Aniline Acetone
Performance Coatings	Ethyl Acrylate Butyl Acrylate

Manufacturing and Properties

        We possess global manufacturing, sales and technical service facilities enabling us to provide customers with worldwide service and a reliable supply of products. We have 27 manufacturing sites, with two facilities, located at Kalama, Washington and Pohang, South Korea, certified to ISO 14000 and all but two U.S. plants, two European plants and one Asian plant certified to ISO 9002 standards. The non-certified plants are recent acquisitions or recent startups. In addition, the three plants located at Calvert City, Kentucky, Chennai, India and Raubling, Germany operate to "current good manufacturing process" standards (cGMP) and manufacture products suitable for human consumption. Each plant has rigorous productivity and quality assessment programs in place, with performance metrics summarized and reviewed on a monthly basis by our management.

        We have met increases in global demand through internal expansion, acquisitions and joint ventures, as well as by investment in new or significantly expanded existing production facilities in the United States, Europe and Asia. Since 1997, we have made investments in a Carbopol® acrylic thickener and latex facility in Antwerp, Belgium, a TempRite® CPVC compounding facility in Oevel, Belgium, an Estane® TPU plant expansion in Avon Lake, Ohio, an acrylic plant expansion in Gastonia, North Carolina, a benzoic acid plant expansion in Kalama, Washington and a static control polymers plant in Malaysia.

        Our headquarters and primary research facility is located in Brecksville, Ohio. Our chemical manufacturing facilities are listed below.

LOCATION	OWNED/LEASED	SIZE
Henry, Illinois	Owned	100,000 sq.ft.
Calvert City, Kentucky	Owned	75,000 sq.ft.
Louisville, Kentucky	Owned	232,000 sq.ft.
Lawrence, Massachusetts	Owned	160,000 sq.ft.
Leominster, Massachusetts	Owned	59,000 sq.ft.
Pedricktown, New Jersey	Owned	40,000 sq.ft.
Charlotte, North Carolina	Owned	270,000 sq.ft.
Gastonia, North Carolina	Owned	116,000 sq.ft.
Akron, Ohio	Owned	236,000 sq.ft.
Avon Lake, Ohio	Owned	240,000 sq.ft.
Brecksville, Ohio	Owned	380,000 sq.ft.
Chagrin Falls, Ohio	Owned	49,000 sq.ft.
Cincinnati, Ohio	Leased	450,000 sq.ft.
Twinsburg, Ohio(1)	Leased	18,800 sq.ft.
Kalama, Washington	Owned	550,000 sq.ft.
Antwerp, Belgium	Owned	81,000 sq.ft.
Oevel, Belgium	Owned	215,000 sq.ft.
Raubling, Germany	Leased/Owned	134,500 sq.ft.
Chennai, India	Leased	114,000 sq.ft.
Vadadora, India	Jointly Owned	294,000 sq.ft.
Senawang, Malaysia	Owned	38,000 sq.ft.
Delfzijl, The Netherlands	Leased	50,000 sq.ft.
Wenzhou, PRC	Leased	53,000 sq.ft.
Pohang, South Korea	Leased/Owned	49,000 sq.ft.
Barcelona, Spain	Owned	76,000 sq.ft.
Barnsley, United Kingdom	Owned	50,000 sq.ft.
Shepton Mallet, United Kingdom(2)	Leased	13,000 sq.ft.

(1)
Operations will cease in the third quarter of 2002.
(2)
Operations will cease by the end of 2002.

Employees

        As of June 30, 2002, we have approximately 2,800 employees worldwide, with approximately 1,860 in North America, 600 in Europe and 340 in the Asia/Pacific region. Many of our employees are highly trained and key plant managers possess an average of over 15 years of experience.

        Six of the United States sites are organized by labor unions with collective bargaining agreements varying from three to five years. Approximately 480 employees are covered by these contracts, with four agreements expiring between 2003 and 2004. Production employees in Europe generally fall under national master agreements for all chemical companies that are reviewed and modified as of March 1 of each year.

        We observe local customs and legislation in labor relations (including staff councils, where required) and, where applicable, in negotiating collective bargaining agreements.

Health, Safety and Environmental Matters

        Our operations, like those of other companies engaged in similar businesses, are subject to extensive environmental laws and regulations by foreign, federal, state, and local authorities, including those pertaining to air emissions, wastewater discharges, occupational safety and health, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use, storage, release and disposal of hazardous substances. We have incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations and to obtain and maintain all necessary permits. In our effort to comply with these environmental laws and regulations, we maintain a disciplined environmental and occupational safety and health compliance program. We conduct internal and external regulatory audits at our plants to identify and categorize potential environmental exposures as well as to ensure compliance with applicable environmental, health and safety laws and regulations. In addition, we are committed to the implementation of the American Chemistry Council's Responsible Care® principles and to the continuous improvement of our health, safety and environmental performance.

        We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Based on information presently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us. The operation of manufacturing plants entails risks in these areas, however, and we may incur material costs or liabilities in the future which could adversely effect us. Potentially material expenditures could be required in the future. For example, we may be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered contamination or other conditions or information that require a response.

        Under certain environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws, we may be jointly and severally liable for the costs of environmental contamination at current or former facilities and at off-site locations at which we have disposed of hazardous waste. As a result, we may be subject to liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. As discussed below, Goodrich has agreed to indemnify us with respect to the majority of environmental liabilities relating to these contaminated sites.

        As of December 31, 2000, environmental accruals totaled $47.6 millon. We reduced our environmental accrual by $23.7 million on February 28, 2001 from $46.9 million as of February 28, 2001. We did so because, under the acquisition agreement, Goodrich retained and did not sell to us seven parcels of real property for which there was an environmental accrual. As reflected in the environmental accrual as of December 31, 2000, these sites, and various other environmental obligations retained by Goodrich, represented $24.3 million of the accrual. Under the acquisition agreement, Goodrich also has agreed to indemnify us against, or has retained, certain environmental liabilities for which our financial statements as of June 30, 2002 included reserves of $23.6 million. We estimate Goodrich's share of such currently identified liabilities under the indemnity to be approximately $12.5 million. In addition to Goodrich's indemnity, several other indemnities from third parties such as past owners relate to specific environmental liabilities. Goodrich's share of such liabilities may increase to the extent such third parties fail to honor their indemnity obligations through 2011. Accordingly, the current portion of the environmental obligations of $2.9 million is recorded in accrued expenses and $3.2 million is recorded in accounts receivable. Approximately $20.7 million is included in non-current liabilities and $9.3 million is included in other non-current assets, reflecting the recovery due from Goodrich.

        Although we believe that our environmental reserves are adequate, given the uncertainties involved in estimating environmental costs, it is possible that the amount of expenses which will be required relating to remedial actions and compliance with applicable environmental laws and regulations will exceed the amounts reflected in our reserves or that Goodrich (or any of other third party indemnitors) will not fulfill its indemnity obligations. Accordingly, currently identified environmental liabilities may not be adequately covered and additional environmental liabilities may arise in the future that could have a material adverse effect on our financial position, results of operations, or cash flows.

Product Liability

        Goodrich has agreed to indemnify us for all liabilities (including product liability claims and product recalls) arising in connection with product lines no longer manufactured or sold by us. In addition, Goodrich has agreed to indemnify us against all product liability, product warranty and product defect claims made prior to the 10th anniversary of the closing of the acquisition, relating to products manufactured, sold or delivered by Goodrich prior to the closing of the acquisition and involving damages of at least $2.0 million. However, Goodrich may not fulfill its indemnity obligations.

Legal Proceedings

        We are engaged in legal proceedings arising in the ordinary course of business. We believe that the ultimate outcome of these proceedings will not have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information with respect to each member of our Board of Directors and each of our executive officers.

Name	Age	Position
H. William Lichtenberger	66	Chairman of the Board and Director
Steven J. Demetriou	44	Director, Chief Executive Officer and President
T. J. Dermot Dunphy	70	Director
John L. Garcia	46	Director
Brian R. Hoesterey	34	Director
William J. Lovejoy	35	Director
Vincent A. Sarni	74	Director
Susan C. Schnabel	40	Director
Christopher R. Clegg	45	Senior Vice President, General Counsel and Secretary
Sarah R. Coffin	50	Senior Vice President and General Manager, Performance Coatings Global Business Unit
Michael D. Friday	51	Senior Vice President and Chief Financial Officer
William B. Sedlacek	47	Senior Vice President and General Manager, Personal Care and Pharmaceuticals Global Business Unit
Kumar Shah	53	Senior Vice President, Corporate and Business Development
Sean M. Stack	35	Vice President and Treasurer

        H. William Lichtenberger has been our Chairman of the Board of Directors since March 2001. In November 2000, Mr. Lichtenberger retired from Praxair, Inc., which was spun off from Union Carbide Corporation in 1992. He served as Chairman of the Board of Praxair from 1992 until his retirement in 2000 and as Chief Executive Officer of Praxair from 1992 until March 2000. Mr. Lichtenberger is currently a director of Arch Chemicals, Inc. and Ingersoll-Rand Company. Mr. Lichtenberger is a former President, Chief Operating Officer and director of Union Carbide. He holds a bachelor of arts and a bachelor of science in chemical engineering from the University of Iowa. Mr. Lichtenberger holds a master's degree in business administration from the State University of New York, Buffalo.

        Steven J. Demetriou has been our Chief Executive Officer and President since March 2001 and has served on our Board of Directors since March 2001. Prior to joining us, Mr. Demetriou served as an Executive Vice President of IMC Global Inc. and President of IMC Crop Nutrients. Mr. Demetriou joined IMC Global Inc. in June 1999 as a Senior Vice President and President of the IMC Phosphates business unit. From December 1997 to June 1999, Mr. Demetriou served as Vice President, Global Specialty Resins and President, Cytec Asia-Pacific of Cytec Industries, Inc., a manufacturer of specialty materials. Prior to working for Cytec, Mr. Demetriou worked for Exxon Chemical Company for 16 years and held various leadership positions during that time. Mr. Demetriou serves on the Board of Directors of Commonwealth Industries, Inc. Mr. Demetriou holds a bachelor of science in chemical engineering from Tufts University.

        T. J. Dermot Dunphy has served on our Board of Directors since March 2001. Mr. Dunphy has been the Chairman of Kildare Enterprises, LLC, a private equity management and investment firm since December 2001. Prior to joining Kildare, Mr. Dunphy worked for Sealed Air Corporation, a manufacturer and marketer of proprietary protective products and systems. In 1971, Mr. Dunphy was elected President and Chief Executive Officer of Sealed Air, and in 1996, he was elected Chairman and Chief Executive Officer of the corporation. From 1971 until he retired in 2000, Sealed Air's annual sales grew from approximately $5 million to approximately $3 billion. Mr. Dunphy was also President of Custom-Made Packaging, Inc. and worked for Westinghouse Electric Corporation as Manager of Services for the corporation's air-conditioning division. Mr. Dunphy is currently a director of Sealed Air Corporation and FleetBoston Financial Corporation and was formerly a director of Public Service Enterprise Group, Rockaway Corporation and Loctite Corporation. Mr. Dunphy graduated from Oxford University and holds a master's degree in business administration from Harvard Business School.

        John L. Garcia has served on our Board of Directors since March 2001. Mr. Garcia has been a Managing Director of AEA Investors Inc. and is currently head of the firm's chemical practice. From 1994 to 1999, Mr. Garcia was a Managing Director with Credit Suisse First Boston Corporation, where he served as Global Head of the Chemicals Investment Banking Group and Head of the European Acquisition and Leveraged Finance and Financial Sponsor Groups. His previous experience was at ARCO Chemicals, in research, strategic planning and commercial development roles. Mr. Garcia is currently a director of Acetex Corporation and Sovereign Specialty Chemicals, Inc. and is on the advisory board of Internet Capital Group. Mr. Garcia is a graduate of the University of Kent in England and holds a master's degree and Ph.D. in organic chemistry from Princeton University. He also holds a master's degree in business administration from The Wharton School of the University of Pennsylvania.

        Brian R. Hoesterey has served on our Board of Directors since March 2001. Mr. Hoesterey has been a Director of AEA Investors Inc. since July 1999. Prior to joining AEA, he was an Associate with BT Capital Partners, the private equity investment vehicle of Bankers Trust, from 1998 to 1999. Mr. Hoesterey worked for McKinsey & Co. as an Engagement Manager from 1995 to 1997 and the investment banking division of Morgan Stanley & Co. Incorporated in both New York and Hong Kong from 1989 to 1993. He is currently an officer of Sovereign Specialty Chemicals, Inc. Mr. Hoesterey obtained a bachelor of business administration degree from Texas Christian University and holds a master's degree in business administration from Harvard Business School.

        William J. Lovejoy has served on our Board of Directors since March 2001. Mr. Lovejoy has been a Managing Director of DB Capital Partners, Inc., the private equity arm of Deutsche Bank AG since May 2001. Prior to joining DB Capital, he was a Principal of Lazard Capital Partners, the private equity investing affiliate of Lazard Frères & Co. LLC, from May 1999. Before joining Lazard, Mr. Lovejoy was a director of Castle Harlan, Inc., a private equity investment firm from December 1999. Prior to entering the merchant banking industry, Mr. Lovejoy was a management consultant with The Boston Consulting Group, Inc. Mr. Lovejoy obtained a bachelor of science degree in engineering from the University of Michigan and holds a master's degree in business administration from Harvard Business School.

        Vincent A. Sarni has served on our Board of Directors since March 2001. Mr. Sarni retired from PPG Industries, Inc. in August 1993, concluding a 25-year career with the company, and is currently an independent consultant. He served as Chairman of the Board and Chief Executive Officer of PPG from 1984 until his retirement in 1993. Mr. Sarni is currently a director of Mueller Group, Inc. He is a former director of Amtrol, Inc., Brockway, Inc., Hershey Foods Corp., Honeywell, Inc., LTV Corporation, Mellon Bank, and PNC Financial Corp. Mr. Sarni is also a former Chairman of the Pittsburgh Pirates. Mr. Sarni holds a bachelor of science from the University of Rhode Island. He completed graduate studies in marketing at New York University Graduate School of Business and the advanced management program of Harvard Business School.

        Susan C. Schnabel has served on our Board of Directors since March 2001. Ms. Schnabel has been a Managing Director in the Private Equity group of Credit Suisse First Boston since December 2000. In 1990, she joined Donaldson, Lufkin & Jenrette, Inc. and became a Managing Director in 1996. In 1997, Ms. Schnabel left DLJ to serve as Chief Financial Officer of PETsMART, a high-growth specialty retailer of pet products and supplies. She rejoined DLJ in her present capacity in 1998. Ms. Schnabel serves on the Board of Directors of DeCrane Aircraft Holdings, Inc., Environmental Systems Products Holdings, Shoppers Drug Mart, and Target Media Partners. Ms. Schnabel received a bachelor of science in chemical engineering from Cornell University and holds a master's degree in business administration from Harvard Business School.

        Christopher R. Clegg is our Senior Vice President, General Counsel and Secretary and has served in that capacity since March 2001. Mr. Clegg had served as Vice President-Legal for the Performance Materials Segment of Goodrich since 1999. Before assuming that position, Mr. Clegg served as Senior Corporate Counsel for Goodrich Aerospace since May 1991. Prior to joining Goodrich, Mr. Clegg was a corporate lawyer in private practice with the law firms of Squire, Sanders & Dempsey in Cleveland, Ohio from March 1988 to May 1991. and Perkins Coie in Seattle, Washington. Mr. Clegg holds a bachelor's degree in political science from the University of California at Berkeley, a master's degree in International Studies from the Johns Hopkins University School of Advanced International Studies and a law degree from the Georgetown University Law Center.

        Sarah R. Coffin is our Senior Vice President and General Manager, Performance Coatings Global Business Unit and has served in that capacity since March 2001. Ms. Coffin had served as Group President of the Performance Coatings Group for the Performance Materials Segment of Goodrich since July 1999. Ms. Coffin joined Goodrich in 1998 with responsibility for the Specialty Materials Group. Prior to joining Goodrich, Ms. Coffin was Vice President-Specialty Group for H.B. Fuller in St. Paul, Minnesota. Ms. Coffin spent 17 years with Borg Warner Chemicals and G.E. Plastics before joining H.B. Fuller. Ms. Coffin serves on the Board of Directors of SPX Corporation. Ms. Coffin earned a bachelor's degree in zoology from DePauw University and a master's degree in business administration in marketing from Indiana University.

        Michael D. Friday is our Senior Vice President and Chief Financial Officer and has served in that capacity since March 2001. Mr. Friday had served as Vice President-Finance, Business Development and Information Technology of the Performance Materials Segment of Goodrich since March 1997. Prior to joining Goodrich, Mr. Friday spent three years at Rubbermaid Incorporated as Vice President of Finance for the Little Tikes Company, where he had responsibility for information technology, customer service and finance. Prior to joining Rubbermaid, Mr. Friday spent 20 years in the General Electric Company's financial organization. Mr. Friday holds a bachelor of science in business administration from the Rochester Institute of Technology.

        William B. Sedlacek is our Senior Vice President and General Manager, Personal Care and Pharmaceuticals Global Business Unit and has served in that capacity since March 2001. Mr. Sedlacek had served as Group President of the Consumer Specialties Group for the Performance Materials Segment of Goodrich since 1998. Mr. Sedlacek joined Goodrich in 1977 as a product engineer in that company's international business unit. In 1988, Mr. Sedlacek moved to Brussels, Belgium, as business manager for the hydrophilics business in Europe. In 1992, Mr. Sedlacek returned to the United States as General Manager of the Hycar® Reactive Liquid Polymers business unit. Mr. Sedlacek was named Vice President and General Manager of the consumer specialties business unit in 1995 and promoted to Group President in 1998. Mr. Sedlacek earned a bachelor's degree in chemistry and zoology from Miami University and a master's degree in business administration from Miami University.

        Kumar Shah is our Senior Vice President, Corporate and Business Development and has served in that capacity since March 2001. Prior to joining us, Mr. Shah was an independent consultant from July 2000 to May 2001. Mr. Shah served as Senior Vice President-Corporate Development of International Specialty Products Inc., a specialty chemicals firm, from March 1999 to April 2000. From 1993 to February 1999, Mr. Shah served as Vice President-Corporate Development, Investor Relations of Cytec Industries, Inc., a manufacturer of specialty materials. Mr. Shah holds a bachelor's degree in chemical engineering from the Indian Institute of Technology, a master's degree in polymer science from the Polytechnic Institute of Brooklyn and a master's degree in business administration from New York University.

        Sean M. Stack is our Vice President and Treasurer and has served in that capacity since March 2001. Prior to joining us, Mr. Stack served as Vice President and Treasurer for Specialty Foods Corporation from May 1996 to December 2000. Specialty Foods filed for bankruptcy in September 2000 and emerged from bankruptcy in December 2000. Mr. Stack joined Specialty Foods as Assistant Treasurer in 1996. Prior to that he was a Vice President at ABN AMRO Bank in commercial and investment banking. Mr. Stack holds a bachelor's degree in business administration from the University of Notre Dame and a master's degree in management from Northwestern University's J.L. Kellogg Graduate School of Management.

Board Committee Membership

        Our Board of Directors has two standing committees: a compensation committee and an audit committee. The compensation committee is comprised of Messrs. Lichtenberger, Dunphy and Garcia. The audit committee is comprised of Messrs. Sarni, Hoesterey and Lovejoy and Ms. Schnabel. Currently, Mr. Garcia is a Managing Director and Mr. Hoesterey is a Director of AEA. Mr. Lovejoy is currently a Managing Director of DB Capital Partners, Inc. Ms. Schnabel is currently a Managing Director in the Private Equity group of Credit Suisse First Boston. For a more detailed discussion of relationships among our stockholders, AEA, DB Capital Partners, Inc., Credit Suisse First Boston Corporation and us, see "Certain Relationships and Related Transactions."

Director Compensation

        Members of our Board of Directors are reimbursed for traveling costs and other out-of-pocket expenses incurred in attending board and committee meetings. Messrs. Lichtenberger, Sarni and Dunphy each receive an annual fee of $25,000 for their services as directors. Mr. Lichtenberger also received 10,000 options to purchase shares of our common stock. Messrs. Sarni and Dunphy each also received 5,000 options to purchase shares of our common stock. The other members of the Board of Directors do not receive additional compensation for their services on the Board of Directors or its committees.

Compensation Committee Interlocks and Insider Participation

        As of June 30, 2002, the compensation committee of our Board of Directors is comprised of Messrs. Lichtenberger, Dunphy and Garcia. In addition to being a Managing Director of AEA, Mr. Garcia is also Chairman of the Board of Directors of a wholly owned subsidiary of AEA, which is the general partner of each of the partnerships that wholly own PMD Investors I LLC and PMD Investors II LLC. Mr. Garcia is also a limited partner of each of those partnerships. For a more detailed discussion of relationships among PMD, AEA and us see "Certain Relationships and Related Transactions."

Executive Compensation

        The table below summarizes compensation information for our Chief Executive Officer and our four other most highly compensated executive officers during 2001. The table includes compensation paid by us for the period of March 1, 2001 (the date we began operations) through December 31, 2001. The compensation received by certain of these officers during the first two months of 2001 while they were employees of Goodrich is excluded from this table.

Summary Compensation Table

		Annual Compensation (1)
Name	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)(2)	All Other Compensation ($)
Steven J. Demetriou Chief Executive Officer and President	2001	$475,000	$500,000(3)	$157,115	(4)	98,611	$214,400	(5)
Michael D. Friday Senior Vice President and Chief Financial Officer	2001	$203,400	$71,250(6)	$25,620	(7)	30,000	$3,476	(8)
Sarah R. Coffin Senior Vice President and General Manager, Performance Coatings Global Business Unit	2001	$242,916	$59,055(6)	$38,455	(7)	10,000	$6,330	(9)
William B. Sedlacek Senior Vice President and General Manager, Personal Care and Pharmaceuticals Global Business Unit	2001	$198,920	$78,224(6)	$51,732	(7)	10,000	$5,555	(10)
Christopher R. Clegg Senior Vice President, General Counsel and Secretary	2001	$179,167	$62,700(6)	$22,157	(7)	10,000	$52,118	(11)

(1)
We began operations on March 1, 2001. Salary amounts reflect compensation paid for fiscal year 2001. Messrs. Friday, Clegg and Sedlacek and Ms. Coffin were employed by us as of March 1, 2001. Mr. Demetriou began employment with us on March 15, 2001.
(2)
Our Board of Directors approved the grant of options on May 3, 2001 as follows: Mr. Demetriou, 98,611; Mr. Friday, 30,000; Mr. Clegg, 10,000; Ms. Coffin, 10,000; and Mr. Sedlacek, 10,000.
(3)
Pursuant to his employment agreement, Mr. Demetriou received an annual bonus of $500,000 for the achievement of working capital targets and other personal management objectives.
(4)
Includes reimbursements of $73,000 for expenses relating to Mr. Demetriou's temporary housing and living expenses associated with relocation.
(5)
Includes a one-time signing bonus of $200,000 to compensate for amounts forfeited in connection with termination from prior employer and reflects premiums paid for excess liability and life insurance policies for Mr. Demetriou.
(6)
Messrs. Friday, Clegg and Sedlacek and Ms. Coffin received a bonus for fiscal year 2001 under Noveon, Inc.'s Management Incentive Plan.
(7)
Includes automobile allowance reimbursements of $18,000 for Ms. Coffin and Mr. Sedlacek, $16,950 for Mr. Clegg and $16,500 for Mr. Friday.
(8)
Reflects matching contributions under Noveon, Inc.'s 401(k) plan for the 2001 plan year.
(9)
Reflects premiums paid for a life insurance policy for Ms. Coffin.
(10)
Reflects premiums paid in the amount of $4,903 for a life insurance policy for Mr. Sedlacek and our matching contributions in the amount of $652 under our 401(k) plan for the 2001 plan year.
(11)
Reflects a one-time special recognition payment of $50,000 and matching contribution under Noveon, Inc.'s 401(k) plan for the 2001 plan year.

Stock Options

        The following table sets forth information concerning options to purchase shares of our common stock with respect to the executives listed in the Summary Compensation Table as of December 31, 2001.

Option Grants in Fiscal Year 2001

	Individual Grants(1)
					Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term(2)
	Number Of Securities Underlying Options Granted (#)	% Of Total Options Granted To Employees In Fiscal Year(3)
Name			Exercise Price ($/Share)(4)	Expiration Date
					5% ($)	10% ($)
Steven J. Demetriou	98,611	33.65%	128.57	2011	3,395,177	12,861,833
Michael D. Friday	30,000	10.24%	128.57	2011	1,032,900	3,912,900
Sarah R. Coffin	10,000	3.41%	128.57	2011	344,300	1,304,300
William B. Sedlacek	10,000	3.41%	128.57	2011	344,300	1,304,300
Christopher R. Clegg	10,000	3.41%	128.57	2011	344,300	1,304,300

(1)
Our Board of Directors approved the grant of options on May 3, 2001 as follows: Mr. Demetriou, 98,611; Mr. Friday, 30,000; Ms. Coffin, 10,000; Mr. Sedlacek, 10,000; and Mr. Clegg, 10,000. We have entered into stock option agreements with the named executive officers.

(2)
Values are based on assumed rates of annual compounded appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed rates of appreciation are established by the SEC and do not represent our estimate or projection of future stock price.

(3)
Pursuant to our Amended and Restated Stock Option Plan, an aggregate of 394,444 shares of our common stock were reserved for options to be granted to our key employees, consultants and directors. As of August 31, 2002, we had granted options to purchase 318,411 shares of our common stock, which includes 20,000 shares of common stock for options granted to certain of our directors.

(4)
Pursuant to the terms of our Amended and Restated Stock Option Plan, unless the applicable stock option agreement provides otherwise, 20% of the shares subject to an option vest on each of the first five anniversaries of the grant date, subject to continued employment with us. In the event of certain change of control transactions involving us, 50% of the unvested options become fully exercisable. Any remaining unvested options become fully exercisable upon the earlier of the first anniversary of the change of control, if the optionee is employed by us, or the date the optionee is involuntarily terminated. It is expected that options will generally expire on the tenth anniversary of the date of grant.

        The following table sets forth the information concerning the value of options for shares of our common stock held by each of the executives listed in the Summary Compensation Table as of December 31, 2001.

Aggregate Option Exercises and Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options Exercisable/Unexercisable(1)	Value of Unexercised In-the-Money Options ($) Exercisable/ Unexercisable(2)
Steven J. Demetriou	0	0	0/98,611	0/0
Michael D. Friday	0	0	0/30,000	0/0
Sarah R. Coffin	0	0	0/10,000	0/0
William B. Sedlacek	0	0	0/10,000	0/0
Christopher R. Clegg	0	0	0/10,000	0/0

(1)
As of August 31, 2002, the following number of options have become exercisable: Mr. Demetriou, 19,722; Mr. Friday, 6,000; Ms. Coffin, 2,000; Mr. Sedlacek, 2,000; and Mr. Clegg, 2,000.

(2)
There is no public trading market for shares of our common stock. Accordingly, these values of exercisable and unexercisable in-the-money options as of December 31, 2001 are based on the fair market value of our common stock on May 3, 2001, of $100 per share, as determined by our Board of Directors, and the $128.57 exercise price per share.

Employment Agreement and Equity Plans

Employment Agreements

        We have entered into an agreement with Steven J. Demetriou providing for his employment as our Chief Executive Officer for a three-year term beginning on March 15, 2001. Mr. Demetriou's minimum annual salary is $600,000. He received a signing bonus of $200,000. Mr. Demetriou is eligible for an annual performance-based bonus under the 2002 Management Incentive Plan based primarily on attainment of Noveon, Inc.'s actual adjusted EBITDA and working capital targets. Upon attainment of 100% of our 2002 Management Incentive Plan target, Mr. Demetriou's bonus will equal 80% of his base salary. For 2001, he received a guaranteed bonus of $300,000. Mr. Demetriou was also eligible for a bonus of $200,000 for the 2001 fiscal year based upon the attainment of working capital targets and the achievement of personal management objectives agreed upon by Mr. Demetriou and our compensation committee. Mr. Demetriou is guaranteed a minimum bonus of $100,000 for the fiscal year ending December 31, 2002 if he is employed by us at the end of that fiscal year.

        Mr. Demetriou purchased from us 10,000 shares of our common stock at a per share purchase price of $100 in exchange for a full recourse note of $1.0 million with a term of 10 years and an interest rate of 7% per annum. For a description of this note, see "Certain Relationships and Related Transactions."

        If Mr. Demetriou's employment is terminated without cause, which includes any failure by us to extend the term of employment for successive one-year periods, or if Mr. Demetriou terminates his employment with good reason, we are required to pay or provide Mr. Demetriou (1) any unpaid portion of his annual salary and paid vacation earned through the date of termination, (2) an amount equal to Mr. Demetriou's annual salary at the time of termination for the remainder of the term of employment, provided that the amount is at least equal to three times Mr. Demetriou's annual salary at the time of termination, and (3) employee benefits for the remainder of the term, but in no event for less than two years.

        If we terminate Mr. Demetriou's employment as a result of a change in control, we are required to pay or provide Mr. Demetriou (1) any unpaid portion of his annual salary and paid vacation earned through the date of termination, (2) an amount equal to Mr. Demetriou's annual salary for a period of three years, provided that Mr. Demetriou will not receive that amount if the value of his vested stock options on the date of the change in control exceeds the total value of three years of his annual salary, and (3) employee benefits for a period of two years.

        Mr. Demetriou is entitled to a gross-up payment in the event he is subject to a federal excise tax resulting from payments or benefits received in connection with a change in control. Mr. Demetriou has the right to terminate his employment at any time on 30 days' notice. Mr. Demetriou is subject to non-competition, non-solicitation and non-disclosure covenants. The non-competition covenant does not apply if Mr. Demetriou's employment is terminated by us without cause, by him with good reason, as a result of a change in control, or if we fail to extend his term of employment.

Amended and Restated Stock Option Plan

        The following paragraphs summarize the principal features of the stock option plan. The stock option plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

        In 2001, we adopted our Amended and Restated Stock Option Plan to provide for the grant of nonqualified stock options to our key employees, consultants and directors and our subsidiaries and affiliates. The maximum number of shares of our common stock that may be issued upon the exercise of options that may be awarded under the stock option plan is 394,444. If any options terminate or expire unexercised, the shares subject to such unexercised options will again be available for grant.

        The stock option plan is administered by a committee of our Board of Directors. Generally, the committee interprets and implements the stock option plan, grants options, exercises all powers, authority, and discretion of the board under the stock option plan, and determines the terms and conditions of option agreements, including vesting provisions, exercise price, and termination date of options.

        Each option is evidenced by an agreement between an optionee and us containing such terms as the committee determines. Unless determined otherwise by the committee, 20% of the shares subject to the option vest on each of the first five anniversaries of the grant date subject to continued employment. The committee may accelerate the vesting of options at any time. Unless determined otherwise by the committee, the option price is not less than the fair market value of the underlying shares on the grant date. Generally, unless otherwise set forth in an agreement or as determined by the committee, vested options terminate 45 days after termination of employment (180 days in the event of termination by reason of death or disability).

        In the event of a transaction that constitutes a change in control of us, as described in the stock option plan, unless otherwise set forth in an agreement or as determined by the committee, 50% of the unvested options held by each optionee become fully exercisable. Any remaining unvested options held by an optionee will become fully exercisable upon the earlier of the first anniversary of the change in control transaction, if the optionee is then employed by our company, or the date the optionee's employment is involuntarily terminated if such date is between the date of the transaction and the first anniversary of the transaction, as described in the stock option plan. In the event of specified transactions that result in holders of our common stock receiving payments or securities in respect of, or in exchange for, our common stock that do not result in a change in control of us, as described in the stock option plan, unless otherwise set forth in an option agreement or as determined by the committee, options remain subject to the terms of the stock option plan and the applicable option agreement, and thereafter, upon exercise, optionees will be entitled to receive in respect of any option the same per share consideration received by holders of our common stock in connection with the transaction.

        In the event of either of the above-described transactions, we may cancel any options unexercised as of the transaction date upon substitution of equivalent options or a payment from us to the holders of options of the difference between the fair market value of the underlying stock and the option exercise price. Options will in no event entitle the holder of the option to ordinary cash dividends payable upon our common stock issuable upon exercise of the options.

        The stock option plan provides that the aggregate number of shares subject to the stock option plan and any option, the purchase price to be paid upon exercise of an option and the amount to be received in connection with the exercise of any option will be automatically adjusted to reflect any stock splits, reverse stock splits or dividends paid in the form of our common stock. Such amounts and prices will be equitably adjusted as determined by the committee for any other increase or decrease in the number of issued shares of our common stock resulting from the subdivision or combination of shares or other capital adjustments, the payment of any other stock dividend or other extraordinary dividend, any other increase or decrease in the number of such shares of our common stock or any substantial sale of our assets.

        Our Board of Directors may amend, alter, or terminate the stock option plan. Any board action may not adversely alter outstanding options without the consent of the optionee. The stock option plan will terminate 10 years from its effective date, but all outstanding options will remain effective until satisfied or terminated under the terms of the stock option plan.

Pension Plan

        Our Board of Directors adopted a tax qualified defined benefit retirement plan that will provide pension benefits to our U.S. salaried employees. The amount of an employee's pension will depend on a number of factors including final average earnings (FAE) for the highest 48 consecutive months of an employee's earnings and years of credited service. The table below sets forth the estimated normal annual retirement benefits payable to eligible employees under the retirement plan in the specified compensation levels and with the specified years of benefit service.

        The benefit formula under the retirement plan will generally provide an annual pension of 1.15% of FAE (subject to certain limitations imposed by the Internal Revenue Code) times all years of pension credit, plus 0.45% of FAE in excess of "covered compensation" times years of pension credit up to 35 years. Certain eligible employees will be given pension credit for past service with Goodrich and the benefits provided to certain employees under the retirement plan will be offset by benefits payable from Goodrich's defined benefit pension plan for salaried employees. The numbers listed below do not reflect this offset. Benefits will not be subject to any deduction for Social Security.

	Years of Benefit Service
Final Average Earnings
	10	15	20	25	30	35	40
$100,000	$14,225	$21,338	$28,450	$35,563	$42,675	$49,788	$55,538
$125,000	$18,225	$27,338	$36,450	$45,563	$54,675	$63,788	$70,975
$150,000	$22,225	$33,338	$44,450	$55,563	$66,675	$77,788	$86,413
$200,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$250,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$300,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$350,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$400,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$450,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$500,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$600,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$700,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$800,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$900,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288
$1,000,000	$30,225	$45,338	$60,450	$75,563	$90,675	$105,788	$117,288

        Earnings include salary and certain incentive payments, including annual cash bonuses, but exclude any awards under any long term incentive plans and our matching contributions under our 401(k) plan.

        The pension amounts shown above reflect an assumed Internal Revenue Code limitation on FAE taken into account under the benefit formula of $200,000 and covered compensation of $37,212. The table also assumes retirement at age 65 and the benefit being paid in the form of a five year certain and continuous annuity with no survivor benefits.

        As of December 31, 2001, Mr. Demetriou had 0.8 years of credited service; Mr. Clegg had 10.6 years of credited service and his pension benefit will be subject to an estimated offset under the Goodrich Pension Plan of $22,900; Ms. Coffin had 3.5 years of credited service and her pension benefit will be subject to the same offset, estimated to be $6,400; Mr. Sedlacek had 25 years of credited service and his pension benefit will be subject to the same offset, estimated to be $56,700; and Mr. Friday had 4.8 years of credited service and his pension benefit will be subject to the same offset, estimated to be $9,400.

Employee Stock Purchase Plan

        In July 2001, we adopted our Employee Stock Purchase Plan, which was amended and restated in April 2002. The Amended and Restated Employee Stock Purchase Plan provides our employees the opportunity to purchase shares of our common stock. The maximum number of shares of our common stock to be offered under the employee stock purchase plan is 100,000.

        The employee stock purchase plan is administered by the compensation committee of our Board of Directors. Generally, the compensation committee construes and interprets the employee stock purchase plan, prescribes, amends and rescinds rules and regulations relating to the administration of the plan, and makes all other determinations necessary or advisable for the administration of the employee stock purchase plan, including who participates in the employee stock purchase plan, the number of shares of our common stock sold to each participant and the price at which shares are sold under the plan. The minimum amount of stock which may be purchased under the plan is $2,500.

        Each participant who purchases stock pursuant to the plan must enter into a subscription agreement with us. The agreements generally place certain transfer and resale restrictions and limitations on the stock purchased pursuant to the plan.

2002 Management Incentive Plan

        On January 21, 2002, Noveon, Inc. adopted the 2002 Management Incentive Plan to more closely align compensation of key management employees with Noveon, Inc.'s performance.

        Noveon, Inc.'s 2002 Management Incentive Plan is administered by the compensation committee of its Board of Directors. Participants are selected and approved annually by the President and Chief Executive Officer. Incentive awards under the plan take the form of cash payments made to participants based primarily on attainment of Noveon, Inc.'s actual EBITDA and working capital targets and are calculated based on the base salary, position and location of each participant. Any awards under the plan are entirely discretionary.

2001 Special Deferred Compensation Plan

        Noveon, Inc. adopted the 2001 Special Deferred Compensation Plan to provide a select group of senior managers of the Performance Materials Segment of Goodrich who became employees of Noveon, Inc. the ability to defer the receipt of compensation for periods provided in the plan.

        Certain eligible employees elected to participate in the plan by executing assignment and election agreements. The election agreement states the amount of the compensation to be deferred and the date and manner in which it shall be paid to the participant. Noveon, Inc. has established a deferral account representing each participant's deferred compensation. Account balances are deemed to be invested among certain investment choices selected by each participant. The account balances are adjusted at least quarterly to reflect the actual performance of the selected investment allocation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

        The following is a summary of the material terms of the stockholders agreement among us, PMD, DLJ Merchant Banking and DB Capital dated as of November 28, 2000, as amended, and entered into with respect to our shares of common stock. As of June 30, 2002, PMD owns approximately 43% of the shares of our common stock, DLJ Merchant Banking and its related parties own approximately 42% and DB Capital owns approximately 14%.

        The stockholders agreement provides PMD, DLJ Merchant Banking and DB Capital with various corporate governance rights so long as specific stock ownership levels are maintained. PMD and DLJ Merchant Banking each have the right to designate three members to our Board of Directors, and to jointly designate one additional director. DB Capital has the right to designate one director. The agreement also provides that our chief executive officer will serve as a director. After the consummation of this offering, each of PMD and DLJ Merchant Banking have agreed that at least one director that it is entitled to designate will be independent.

        After this offering, a significant number of board actions will require the approval of a majority of our directors, which majority must include at least one director designated by each of PMD and DLJ Merchant Banking so long as, in each case, PMD or DLJ Merchant Banking, respectively owns at least 15% of our common stock. Such board actions include, among other things:

    •
    amending our certificate of incorporation or by-laws;

    •
    paying any dividend;

    •
    entering into any merger or similar agreement;

    •
    selling or acquiring any assets in excess of $50 million other than in the ordinary course of business;

    •
    incurring any indebtedness in excess of $50 million other than in the ordinary course of business;

    •
    issuing any securities except pursuant to an approved option or similar plan;

    •
    entering into transactions between us and any of PMD, DLJ Merchant Banking and DB Capital, with limited exceptions; and

    •
    causing our liquidation, dissolution or voluntary bankruptcy.

        The stockholders agreement also provides PMD, DLJ Merchant Banking and DB Capital with demand registration rights. PMD and DLJ Merchant Banking may exercise those rights, subject to certain restrictions, after the completion of this offering. DB Capital may exercise its demand registration rights, subject to certain restrictions, 30 months from the date of this offering.

        If any of PMD, DLJ Merchant Banking or DB Capital, together with their affiliates (as defined in the stockholders agreement), cease to hold at least 5% of our common stock, such stockholder will lose its special voting rights and its right to designate directors. In addition, such stockholders will also lose these rights upon the earlier of February 28, 2011 or the date following the completion of this offering on which such stockholders collectively cease to own at least 25% of our common stock.

        Pursuant to the stockholders agreement, AEA, Credit Suisse First Boston Corporation, or CSFB, and Deutsche Bank Securities Inc. received advisory services fees of $8.75 million, $5.5 million and $1.75 million, respectively, from Noveon, Inc., upon consummation of our acquisition of the Performance Materials Segment of Goodrich in February 2001. Advisory service fees were determined by agreement among us, the arrangers of our credit facilities, AEA, DLJ Merchant Banking, DB Capital, CSFB and Deutsche Bank Securities Inc.

Management Agreements

        Pursuant to the stockholders agreement, we entered into management agreements with each of AEA, DLJ Merchant Banking and DB Capital. Under the management agreements, we pay AEA, DLJ Merchant Banking and DB Capital annual fees of $1.9 million, $1.1 million and $0.5 million, respectively, plus reasonable out-of-pocket expenses as compensation for the appointed directors, various advisory and consulting services and for monitoring and management costs, as applicable. Since we commenced operations on March 1, 2001, we have paid $3.1 million, $1.3 million and $0.9 million to AEA, DLJ Merchant Banking and DB Capital, respectively, pursuant to these management agreements. Management fees were determined by agreement among us, the arrangers of our credit facilities, AEA, DLJ Merchant Banking and DB Capital. In addition, we agreed to indemnify AEA, DLJ Merchant Banking and DB Capital and their respective affiliates for liabilities arising from their actions under the management agreements.

        Pursuant to the stockholders agreement, we entered into an advisory services agreement, dated as of February 5, 2001, with CSFB. Under the advisory services agreement, we pay CSFB an annual fee of $0.5 million plus reasonable out-of-pocket expenses as compensation for strategic and financial planning advisory services. Since we commenced operations on March 1, 2001, we have paid $0.1 million to CSFB pursuant to the advisory services agreement. The annual fee was determined by agreement among us, the arrangers of our credit facilities, AEA, DLJ Merchant Banking, DB Capital and CSFB. In addition, we agreed to indemnify CSFB and its respective affiliates for liabilities arising from their actions under the advisory services agreement.

        The fee provisions of each of the management agreements and the advisory services agreement terminate, with respect to each of AEA, DLJ Merchant Banking and DB Capital, upon the earlier of the third anniversary of the completion of this offering and the date on which either of AEA or DLJ Merchant Banking, respectively, ceases to own at least 15% of our common stock or DB Capital ceases to own at least 5% of our common stock.

Note Receivable

        Our Chief Executive Officer and President purchased 10,000 shares of our common stock that he paid for with the issuance of a $1.0 million note. The note carries interest at 7% per year and has a term of ten years. As of June 30, 2002, the total amount outstanding on the note, including interest, was $1.0 million. The principal amount of the note, together with accrued interest, is payable upon the earliest of:

    •
    the expiration of the ten-year term of the note;

    •
    30 days after Mr. Demetriou's employment is terminated for any reason, other than a termination without "cause" (as defined in his employment agreement); and

    •
    a "change in control" of our Company (as defined in his employment agreement) or the receipt of proceeds by Mr. Demetriou from the sale of shares of our common stock (provided that Mr. Demetriou will only be obligated to repay that amount of the note that is equal to the amount of proceeds received from each such sale of shares until all amounts due under the note are repaid in full), and, in either case, a termination of Mr. Demetriou's employment by us without cause or by Mr. Demetriou with good reason.

Tax Sharing Agreement

        We and Noveon, Inc. are parties to a tax sharing agreement pursuant to which we file a consolidated federal income tax return with Noveon, Inc. and its domestic affiliated subsidiaries, and the federal income tax liability of Noveon, Inc. and its domestic affiliated subsidiaries is included in our consolidated federal income tax liability. Under the tax sharing agreement, Noveon, Inc. and those subsidiaries will make periodic tax payments to us which generally are determined as though we and Noveon, Inc. file separate returns. Under applicable tax law, which provides that each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group, we could be held liable for the taxes of Noveon, Inc. and those subsidiaries even if they fail to make the payments required under the tax sharing agreement.

Management Stockholders Agreement

        We and AEA, DLJ Merchant Banking and DB Capital entered into a management stockholders agreement on October 31, 2001 with our executive officers who hold shares of our common stock. The agreement restricts the transfer of shares held by these executive officers except in certain circumstances. These transfer restrictions expire on the earlier of a sale of our company or the second anniversary of this offering. Under this agreement we have the right to repurchase the shares of common stock if the executive officer is no longer employed by us.

Credit Facilities

        Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, and Deutsche Bank Securities Inc., an affiliate of DB Capital Partners, are joint lead arrangers and joint book managers under our credit facilities. Deutsche Bank Trust Company Americas, an affiliate of DB Capital, is administrative agent and a lender and Credit Suisse First Boston is syndication agent and a lender under our credit facilities and they receive fees customary for performing these services and interest on such indebtedness.

Senior Subordinated Notes

        On February 28, 2001, Credit Suisse First Boston Corporation, an affiliate of DLJ Merchant Banking, and Deutsche Bank Securities Inc., an affiliate of DB Capital, were initial purchasers of $275,000,000 aggregate principal amount of our senior subordinated notes, which they purchased at an aggregate purchase price, net of underwriting fees, of $266,750,000.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of June 30, 2002, regarding the beneficial ownership of our common stock immediately prior to the consummation of this offering and as adjusted to reflect the sale of the shares of common stock pursuant to this offering. The table includes:

  •
  each person who is known by us to be the beneficial owner of more than 5% of the outstanding common stock,

  •
  each of our directors,

  •
  each executive officer named in the summary compensation table, and

  •
  all directors and executive officers as a group.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless indicated below, the address for each individual listed below is in care of our company.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering
			Number of Shares Offered
Name
	Number	Percent		Number	Percent
DLJ Merchant Banking Partners III, L.P. and related owners(2)(3)	1,500,000	41.7%
PMD Investors II LLC(4)	1,361,215	37.8%
DB Capital Partners, Inc. and related owners(5)(6)	500,000	13.9%
PMD Investors I LLC(7)	188,785	5.2%
Steven J. Demetriou(8)	29,722	*
H. William Lichtenberger(9)(10)	7,000	*
T. J. Dermot Dunphy(11)	8,000	*
John L. Garcia(9)	—	*
Brian R. Hoesterey(9)	—	*
William J. Lovejoy(12)	—	*
Vincent A. Sarni(13)	1,500	*
Susan C. Schnabel(14)	—	*
Christopher R. Clegg	3,000	*
Sarah R. Coffin	4,000	*
Michael D. Friday	7,250	*
William B. Sedlacek	4,500	*
Kumar Shah	4,500	*
Sean M. Stack	1,800	*
All Directors and Executive Officers as a Group (14 persons)	71,272	2.0%

*
Represents beneficial ownership of less than one percent.

(1)
As used in this table, each person or entity with the power to vote or direct the disposition of shares is deemed to be a beneficial owner. Ownership includes the following number of options that become exercisable within 60 days of August 31, 2002: Mr. Demetriou, 19,722; Mr. Lichtenberger, 2,000; Mr. Dunphy, 1,000; Mr. Sarni, 1,000; Mr. Clegg, 2,000; Ms. Coffin, 2,000; Mr. Friday, 6,000; Mr. Sedlacek, 2,000; Mr. Shah, 3,000; and Mr. Stack, 800. The percentage ownerships are calculated by totalling outstanding shares of common stock and vested options that become exercisable within 60 days of June 30, 2002.

(2)
Consists of shares held by DLJ Merchant Banking Partners III, L.P.; DLJMB Funding III, Inc.; DLJ ESC II, L.P.; DLJ Offshore Partners III, C.V.; DLJ Offshore Partners III-1, C.V.; DLJ Offshore Partners III-2, C.V.; DLJ MB PartnersIII GmbH & Co. KG and Millennium Partners II, L.P. Investment and voting decisions on behalf of the partnerships are generally controlled by DLJ Merchant Banking III, Inc. and DLJ Merchant Banking III, L.P., as general partners or adviser and managing limited partner of the partnerships. The general partner of DLJ Merchant Banking III, L.P. is DLJ Merchant Banking III, Inc., an affiliate of Credit Suisse First Boston Corporation. Most major decisions regarding investments by the partnerships and DLJMB Funding III, Inc. are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. Certain matters may also require the approval of an advisory committee comprised of limited partners that are not affiliated with DLJ Merchant Banking III, Inc.

(3)
The address for DLJ Merchant Banking Partners III, L.P. and related owners is c/o DLJ Merchant Banking, Eleven Madison Avenue, 16th Floor, New York, New York 10010.

(4)
These shares may be deemed to be beneficially owned by AEA. The managing member of PMD Investors II LLC is PMD Investors II LP. The general partner of PMD Investors II LP is AEA PMD Investors Inc., or AEA PMD. John L. Garcia is a Director and Chairman of the Board of AEA PMD. Brian R. Hoesterey is a Director, President and Treasurer of AEA PMD. AEA disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The address for AEA and PMD Investors II LLC is c/o AEA Investors Inc., Park Avenue Tower, 65 East 55th Street, New York, New York 10022.

(5)
Consists of shares held by DB Capital/PMD Investors LLC, an indirect wholly owned subsidiary of DB Capital Partners, Inc. DB Capital Partners, Inc.'s position is held by the Corporate Investments division of Deutsche Bank AG, which is under the overall direction of senior management of Deutsche Bank AG. All major decisions regarding investments held by Deutsche Bank AG are governed by its internal guidelines, which typically require the approval of more than one individual, including the senior officers of DB Capital Partners, Inc., in order to take any action with respect thereto.

(6)
The address for DB Capital/PMD Investors LLC and DB Capital Partners, Inc. is c/o DB Capital Partners, Inc., 31 West 52nd Street, 26th Floor, New York, New York 10019.

(7)
These shares may be deemed to be beneficially owned by AEA. The managing member of PMD Investors I LLC is PMD Investors I LP. The general partner of PMD Investors I LP is AEA PMD. John L. Garcia is a Director and Chairman of the Board of AEA PMD. Brian R. Hoesterey is a Director, President and Treasurer of AEA PMD. AEA disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The address for AEA and PMD Investors I LLC is c/o AEA Investors Inc., Park Avenue Tower, 65 East 55th Street, New York, New York 10022.

(8)
Pursuant to an employment agreement, Mr. Demetriou purchased 10,000 shares of common stock of Noveon International, Inc.

(9)
Does not include shares beneficially owned by AEA, PMD Investors I LLC and PMD Investors II LLC. Mr. Lichtenberger is a limited partner in PMD Investors I LP, the partnership that owns PMD Investors I LLC. Messrs. Garcia, Hoesterey and Lichtenberger serve on our Board of Directors as designees of PMD. Messrs. Garcia and Hoesterey are limited partners in PMD Investors I LP, the partnership that owns PMD Investors I LLC, and in PMD Investors II LP, the partnership that owns PMD Investors II LLC, and are officers and directors of PMD Investors Inc., the general partner of PMD Investors I LP and PMD Investors II LP. Mr. Garcia and Mr. Hoesterey are also officers of AEA.

(10)
Includes 5,000 shares held by H. William Lichtenberger Flint™ Trust, dated July 20, 2001, which may be deemed to be beneficially owned by Mr. Lichtenberger.

(11)
Mr. Dunphy serves on our Board of Directors as a designee of DLJ Merchant Banking.

(12)
Does not include shares beneficially owned by DB Capital Partners, Inc. Mr. Lovejoy is an officer of DB Capital Partners, Inc. Mr. Lovejoy disclaims beneficial ownership of the shares owned by DB Capital Partners, Inc. except to the extent of his pecuniary interest therein. The address for DB Capital Partners, Inc. is 31 West 52nd Street, 26th Floor, New York, New York 10019. Mr. Lovejoy serves on our Board of Directors as a designee of DB Capital.

(13)
Includes 500 shares held by Ms. Sandra P. Sarni, Vincent A. Sarni's wife, which may be deemed to be beneficially owned by Mr. Sarni. Mr. Sarni serves on our Board of Directors as a designee of DLJ Merchant Banking.

(14)
Does not include shares beneficially owned by DLJ Merchant Banking Partners III, L.P. and related owners. Ms. Schnabel is a managing director in the Private Equity Group of Credit Suisse First Boston, the indirect parent of DLJ Merchant Banking Partners III, L.P. and related owners. Ms. Schnabel denies beneficial ownership of these shares. Ms. Schnabel serves on our Board of Directors as a designee of DLJ Merchant Banking.

DESCRIPTION OF OUR INDEBTEDNESS

Credit Facilities

        The following is a summary of some of the material terms of Noveon, Inc.'s credit facilities, with the lenders thereto and with Deutsche Bank Securities Inc., an affiliate of DB Capital, and Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, each as a joint lead arranger and a joint book manager, Deutsche Bank Trust Company Americas, an affiliate of DB Capital, as administrative agent and a lender and Credit Suisse First Boston as syndication agent and a lender.

Structure

        The credit facilities provided for aggregate borrowings of the dollar equivalent of $760.0 million measured as of the closing of our acquisition of the Performance Materials Segment of Goodrich and consist of:

  •
  a six-year domestic revolving facility in the amount of $125,000,000, a portion of which is denominated in multicurrencies;
  •
  a six-year Term A dollar facility in the original amount of $75,000,000 and a six-year Term A Euro facility in the original amount of €54,555,000; and
  •
  a seven and one-half year Term B dollar facility in the original amount of $480,000,000 and a seven and one-half year Term B Euro facility in the original amount of €32,733,000.

        The domestic revolving facility provides for a letter of credit subfacility, drawings under which will reduce the amount available under the domestic revolving facility. Both Term Loan A and Term Loan B are subject to amortization of principal.

Availability and Use of Proceeds

        Borrowings under the Term Loan A and Term Loan B facilities were used to finance our purchase of the Performance Materials Segment of Goodrich. Borrowings under the revolving credit facilities may be used to provide for working capital and for general corporate purposes. Availability under the revolving credit facilities is subject to various conditions precedent customary for syndicated loans.

Interest

        Borrowings under the credit facilities bear interest at a rate equal, at our option, to either:

  •
  the reserve adjusted eurocurrency rate plus an applicable borrowing margin; or
  •
  the base rate plus an applicable borrowing margin.

        The reserve adjusted eurocurrency rate is the average of the offered quotation in the interbank Eurodollar market for U.S. dollar amounts approximately equal to the outstanding principal amount of our eurocurrency rate loans. The base rate is the greater of (1) the prime rate or (2) the federal funds rate plus 50 basis points.

        Interest periods for eurocurrency rate loans are one, two, three or six months, subject to availability. Interest on eurocurrency rate loans is payable at the end of the applicable interest period, except for six-month interest periods in which case interest is payable every three months. Interest on base rate loans is payable quarterly in arrears. Upon an event of default, all loans will bear an additional 2.0% of interest for as long as the event of default is continuing.

Mandatory and Voluntary Prepayments

        Under the terms of the credit facilities, we are required to make mandatory prepayments with respect to a portion of those proceeds received in connection with asset sales, equity or debt issuances or with 75% of excess cash flow in the event our ratio of total debt to EBITDA is greater than or equal to 3.25x or 50% of excess cash flow in the event our ratio of total debt to EBITDA is less than 3.25x. Additionally, we may prepay the base rate loans at any time without premium or penalty. We may prepay eurocurrency rate loans without premium or penalty only at the end of the applicable interest period. If we prepay eurocurrency rate loans at any other time, we will incur breakage costs.

Fees

        The credit facilities require us to pay customary commitment, letter of credit and other fees.

Security and Guarantees

        Noveon, Inc.'s obligations under the credit facilities are:

  •
  secured by a first priority security interest in all of our assets, which consist solely of 100% of the capital stock of Noveon, Inc., substantially all of Noveon, Inc.'s assets and the assets of its domestic subsidiaries, as defined in the credit agreement, 100% of the capital stock of its direct and indirect restricted domestic subsidiaries and 65% of the capital stock of its first tier foreign subsidiaries; and
  •
  guaranteed by us and each of the direct and indirect material domestic subsidiaries of Noveon, Inc.

Covenants and Conditions

        The credit facilities contain customary covenants that restrict Noveon, Inc.'s and its restricted subsidiaries' ability to:

  •
  incur liens, except specified liens, including liens incurred in the ordinary course of business, liens on property we acquire, and other liens of up to $5.0 million;
  •
  incur additional indebtedness, except specified indebtedness, including indebtedness of our foreign subsidiaries for working capital purposes of up to $25.0 million, unsecured indebtedness of up to $20.0 million, other indebtedness of up to $5.0 million, and other unsecured subordinated indebtedness;
  •
  sell assets, except specified asset sales, including asset sales in the ordinary course of business and other asset sales so long as 80% of the sales price from such asset sales is paid in cash and the total amount of such asset sales does not exceed 15% of our total assets;
  •
  enter into any business combination, except certain business combinations of our subsidiaries that do not constitute an event of default under the credit facilities;
  •
  pay dividends and make other restricted payments, except certain payments, including payments to purchase up to $7.0 million of our common stock per fiscal year from our employees whose employment has terminated;
  •
  issue stock, unless there is no event of default under the credit facilities, the administrative agent under the credit facilities consents to the issuance and the proceeds from the issuance are applied as provided in the credit facilities;
  •
  enter into sale and leaseback transactions, except sale and leaseback transactions in an aggregate amount of up to $5.0 million;
  •
  make loans and investments, except certain loans and investments, including loans and investments made in the ordinary course of business and other investments of up to $5.0 million;
  •
  enter into new lines of business;
  •
  make accounting changes, unless any change is required by generally accepted accounting principles, the change is disclosed to the lenders under the credit facilities and prior financial statements that are affected by the change are restated as required; and
  •
  engage in various transactions with affiliates, unless such transactions are on terms as favorable as could be obtained in an arm's-length transaction and in the ordinary course of business.

        In addition, the credit facilities require Noveon, Inc. to comply with specified financial covenants including maintenance of net worth, limitations on capital expenditures, minimum interest coverage ratios, maximum leverage ratios and a minimum EBITDA, as defined in the credit agreement. The net worth covenant requires that Noveon, Inc.'s net worth on the last day of any fiscal quarter exceed 80% of its consolidated net worth on February 28, 2001 plus 50% of its net income since December 31, 2000. The capital expenditures covenant generally prohibits Noveon, Inc. from spending more than $75.0 million per fiscal year on capital expenditures. The capital expenditures covenant permits Noveon, Inc. to carry forward any unused capital expenditures amount from one fiscal year to the next fiscal year. The capital expenditures covenant also permits Noveon, Inc. to make additional capital expenditures in an aggregate amount of up to $20.0 million. The interest coverage ratio requires that, as of the last day of each fiscal quarter, Noveon, Inc.'s ratio of EBITDA, as defined in the credit facilities, to its interest expense, exceed 1.95 to 1.0 through March 31, 2003. The interest coverage ratio increases on June 30 of each year thereafter. The maximum leverage ratio requires that, as of the last day of each fiscal quarter, Noveon, Inc.'s ratio of its indebtedness minus its cash and cash equivalents to EBITDA, as defined in the credit facilities, not exceed 4.75 to 1.0 through March 31, 2003. The maximum leverage ratio decreases on June 30 of each year thereafter. The minimum EBITDA covenant requires that, as of the last day of each fiscal quarter, Noveon, Inc.'s EBITDA, as defined in the credit facilities, for the four preceding fiscal quarters exceed $185.0 million through March 31, 2003. The minimum EBITDA increases on June 30 of each year thereafter. The minimum EBITDA is also subject to adjustment for various acquisitions and dispositions.

Events of Default

        The credit facilities contain customary events of default, including:

  •
  failure to pay principal, interest or fees;
  •
  failure to meet covenants after customary cure periods;
  •
  representations and warranties false in any material respect when made;
  •
  cross-default to various other indebtedness;
  •
  change of ownership or control;
  •
  ERISA matters;
  •
  actual or asserted invalidity of loan documentation or security interest;
  •
  material judgment defaults; and
  •
  bankruptcy or insolvency.

Senior Subordinated Notes

        Noveon, Inc. issued $275.0 million of senior subordinated notes that mature on February 28, 2011. Interest on the senior subordinated notes accrues at 11% per year. Interest payments on the senior subordinated notes occur on March 15 and September 15 of each year. The senior subordinated notes are jointly and severally guaranteed on an unsecured, senior subordinated basis by all of Noveon, Inc.'s existing and future domestic restricted subsidiaries, as defined in the indenture governing the senior subordinated notes. Noveon, Inc. may redeem any of the senior subordinated notes at any time on or after March 15, 2006 at redemption prices described in the indenture governing the senior subordinated notes. On or before March 15, 2004, Noveon, Inc. may also redeem up to 35% of the principal amount of the senior subordinated notes at a redemption price of 111%, under certain circumstances. In addition, upon a change of control, as defined in the indenture governing the senior subordinated notes, Noveon, Inc. will have the option, at any time prior to March 15, 2006, to redeem all of the senior subordinated notes at a redemption price equal to 100% of their principal amount plus a "make-whole" price. If a change of control occurs and Noveon, Inc. does not exercise its option to redeem the senior subordinated notes, it will be required to make an offer to purchase the senior subordinated notes. The purchase price will equal 101% of the principal amount of the senior subordinated notes on the date of purchase.

        The senior subordinated notes contain customary covenants that restrict Noveon, Inc. and its restricted subsidiaries' ability to:

  •
  incur additional indebtedness, except specified indebtedness, including indebtedness under our credit facilities, existing indebtedness, permitted indebtedness and indebtedness incurred by a foreign subsidiary;
  •
  incur liens, except specified liens, including liens that secure obligations that are not senior to the senior subordinated notes;
  •
  enter into sale and leaseback transactions, except specified sale and leaseback transactions, including sale and leaseback transactions having a fair market value at least equal to the value of the property that is the subject of the sale and leaseback transaction;
  •
  pay dividends and make other equity distributions, except for dividends or equity distributions payable in capital stock or dividends or distributions payable to Noveon, Inc. or any of its subsidiaries;
  •
  purchase or redeem capital stock, except for the purchase of capital stock owned by Noveon, Inc. or any of its subsidiaries and the redemption of the senior subordinated notes;
  •
  make investments, except specified investments, including investments in Noveon, Inc. or any of its subsidiaries, investments in cash and cash equivalents, investments in prepaid expenses and loans made to employees in the ordinary course of business and not in excess of $5.0 million and investments in a subsidiary of Noveon, Inc.;
  •
  sell assets, except specified sales of assets, including sales of assets in which the consideration received is at least equal to the fair market value of the asset, sales in which 75% of the consideration received is in cash and sales of assets, the proceeds of which will be used to pay off certain other indebtedness;
  •
  engage in transactions with affiliates, unless those transactions are on terms as favorable as could be obtained in an arm's-length transaction and in the ordinary course of business; or
  •
  effect a consolidation or merger, unless Noveon, Inc. is the surviving entity, the surviving entity assumes the obligations of Noveon, Inc. under the senior subordinated notes or if the merger or consolidation does not result in an event of default under the indenture governing the senior subordinated notes.

Seller Note

        In connection with our acquisition of the Performance Materials Segment of Goodrich, on February 28, 2001 we issued to Goodrich a seller note in the principal amount of $172.0 million. As of June 30, 2002, the outstanding balance of the seller note was $189.1 million plus $8.2 million in accrued interest. The seller note bears an initial interest rate of 13% payable semi-annually in cash or additional notes at our option, and increases to 15% after February 28, 2006; however, if interest on the seller note is paid in cash after February 28, 2006, the interest rate remains 13%. The seller note matures on August 31, 2011. The terms of the seller note allow us to repay a portion of the note at a specified discount. If requested by us or the initial purchasers of the senior subordinated notes, the holder of the seller note will not sell or distribute the seller note until February 2003 in any transaction (unless sold or distributed to an entity in which Goodrich has a controlling interest) which either requires registration under the Securities Act, relies on an exemption provided by Rule 144A or Rule 144 and is a sale or distribution to a qualified institutional buyer. The restrictive covenants in the terms of the seller note are not more restrictive than those in the terms of our senior subordinated notes. We intend to use substantially all of our net proceeds from this offering to repay the seller note.

DESCRIPTION OF CAPITAL STOCK

Overview

        We intend to amend our certificate of incorporation and by-laws prior to the completion of this offering. The forms of our certificate of incorporation and by-laws will be filed as exhibits to the registration statement of which this prospectus is a part. The following summarizes all of the material terms and provisions of our capital stock upon the closing of this offering. The summary is not complete, and you should read the forms of our certificate of incorporation and by-laws.

        Upon the closing of this offering, our authorized capital stock will consist of          shares, $0.01 par value per share, of common stock. The shares of our common stock sold in this offering are fully paid and non-assessable.

Common Stock

        Each share of our common stock will be identical in all respects and will entitle its holder to the same rights and privileges enjoyed by all other holders of shares of common stock and will subject them to the same qualifications, limitations and restrictions to which all other holders of common stock will be subject.

Voting Rights

        Holders of our common stock will be entitled to one vote per share on all matters to be voted on by our stockholders. Holders of common stock will not have cumulative rights, so that holders of a plurality of the shares of common stock present at a meeting at which a quorum is present will be able to elect all of our directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock will constitute a quorum.

Dividends

        Holders of our common stock will be entitled to receive ratably such dividends, if any, as are declared by our Board of Directors out of funds legally available for the declaration of dividends, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding.

Liquidation

        Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding.

Other Provisions

        The holders of our common stock will have no preemptive or other subscription rights to purchase common stock, and there will be no redemptive rights or sinking fund provisions.

Limitation on Directors' Liabilities

        Our amended and restated certificate of incorporation will limit the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

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  for any transaction from which the director derived an improper personal benefit.

Anti-takeover Effects of Delaware Law Provisions

        Section 203 of the Delaware General Corporation Law contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult.

Section 203 of the Delaware General Corporation Law

        We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

  •
  our Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

  •
  the business combination is approved by our Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144 Securities

        Upon the consummation of this offering, we will have            shares of common stock outstanding. Of these shares, only the                        shares of common stock sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates". The                        shares of common stock held by PMD, DLJ Merchant Banking and DB Capital, our directors and executive officers and other existing stockholders after this offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after this offering, or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-up Arrangements

        Our executive officers, other senior management, directors and the holders of substantially all of our outstanding common stock will enter into the lock-up agreements described in "Underwriting."

        We entered into a management stockholders agreement with our executive officers and other senior management who hold shares of our common stock. The agreement restricts the transfer of shares held by these executive officers and other senior management except in certain circumstances. These transfer restrictions expire on the earlier of a sale of our company or the second anniversary of this offering. Under this agreement we have the right to repurchase the shares of common stock if the executive officer is no longer employed by us.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;

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  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  —
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  —
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S.

trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

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  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

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  is a U.S. person;

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  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

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  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year;

  —
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

  —
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers and representatives of the underwriters, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
UBS Warburg LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us and an aggregate of            additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting Discounts and Commissions paid by selling stockholders
Expenses payable by the selling stockholders

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        Under Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules, Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc., two of the underwriters, are considered to be our affiliates. This offering therefore is being conducted in accordance with the applicable provisions of

Rule 2720. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any compensation for acting as the qualified independent underwriter.

        Because Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are considered to be our affiliates, it is unlikely that they will be permitted under the rules of The New York Stock Exchange to solicit, or make recommendations regarding, the purchase or sale of our common stock. This could affect the liquidity of, the trading markets for, or investor interest in, our common stock, which could adversely affect the price at which it trades.

        We will agree that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the three book-running managers for a period of 180 days after the date of this prospectus.

        Our officers, other senior management, directors and the holders of substantially all of our outstanding common stock will agree not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the three book-running managers for a period of 180 days after the date of this prospectus. Upon a request to release any shares of our common stock subject to a lock-up, the three book-running managers would consider, among other factors, the particular circumstances surrounding the request, including but not limited to, the number of shares requested to be released, the possible impact on the market for our common stock, the reasons for the request and whether the holder of our common stock requesting the release is an officer, director or an affiliate of ours. The three book-running managers would not consider as a factor the positions, if any, of their respective affiliates in our common stock.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on The New York Stock Exchange under the symbol "NOV."

        In connection with the listing of the common stock on The New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of             beneficial owners.

        In connection with our acquisition of the Performance Materials Segment of Goodrich, DLJMB Funding III, Inc., an affiliate of Credit Suisse First Boston Corporation, and DB Capital, an affiliate of Deutsche Bank Securities Inc., contributed $150.0 million and $50.0 million of cash, respectively, as equity to us. DLJ Merchant Banking and DB Capital currently own 42% and 14%, respectively, of our shares of common stock. Following the consummation of this offering, DLJ Merchant Banking and certain related entities, all of which

are affiliates of Credit Suisse First Boston Corporation, will own    % of our common stock and DB Capital and certain affiliates, all of which are affiliates of Deutsche Bank Securities Inc., will own    % of our common stock. Pursuant to the terms of the stockholders agreement among us, PMD, DLJ Merchant Banking and DB Capital, PMD and DLJ Merchant Banking each have the right to designate three members to our Board of Directors, and to jointly designate one additional director. DB Capital has the right to designate one director. One additional director serves as our chief executive officer. Each of PMD and DLJ Merchant Banking has agreed that, after the completion of this offering, at least one director that it is entitled to designate will be independent. After the consummation of this offering, a significant number of board actions require the approval of a majority of our directors, which majority must include at least one director designated by each of PMD and DLJ Merchant Banking so long as, in each case, PMD or DLJ Merchant Banking owns at least 15% of our common stock.

        Subject to certain restrictions, the stockholders agreement also provides PMD, DLJ Merchant Banking and DB Capital with demand registration rights. See "Certain Relationships and Related Transaction—The Stockholders Agreement."

        Pursuant to the stockholders agreement, we entered into management agreements with DLJ Merchant Banking and DB Capital. Under the management agreements, we pay DLJ Merchant Banking and DB Capital an annual fee of $1.1 million and $0.5 million, respectively, plus reasonable out-of-pocket expenses as compensation for the appointed directors, various advisory and consulting services and for monitoring and management costs, as applicable. In addition, we agreed to indemnify DLJ Merchant Banking and DB Capital and their respective affiliates for liabilities arising from their actions under the management agreements. The management agreements will remain in effect for as long as the stockholders agreement is in effect.

        Also pursuant to the stockholders agreement, we entered into an advisory services agreement with Credit Suisse First Boston Corporation. Under the advisory services agreement, we pay them an annual fee of $0.5 million plus reasonable out-of-pocket expenses as compensation for strategic and financial planning advisory services. In addition, we agreed to indemnify Credit Suisse First Boston Corporation and its respective affiliates for liabilities arising from their actions under the advisory services agreement.

        Affiliates of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are lenders, joint arrangers and agents under our credit facilities and receive fees customary for performing these services and interest on such indebtedness. See "Description of Our Indebtedness." In addition, a portion of the net proceeds from this offering may be used to repay indebtedness under our credit facilities. Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. were initial purchasers of our senior subordinated notes and received customary commissions in connection therewith. Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. received advisory services fees of $5.5 million and $1.75 million, respectively, from Noveon, Inc., upon consummation of our acquisition of the Performance Materials Segment of Goodrich. See "Certain Relationships and Related Transactions."

        Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective affiliates and other underwriters or their affiliates may in the future engage in financial advisory, commercial banking and investment banking services with us for which they will receive customary compensation.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

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  market conditions for initial public offerings;

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  the history of and prospects for our business, our past and present operations;

  •
  the history and prospects for the industry in which we compete;

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  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market of securities of companies in businesses similar to ours; and

  •
  the general condition of the securities markets.

        There can be no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the several underwriters of this offering and may also be made available on websites maintained by other underwriters or selling group members, if any, participating in this offering. Other than the prospectus in electronic format, the information on the websites is not part of this prospectus. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Latham & Watkins, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to AEA Investors Inc. and its affiliates. Fried, Frank, Harris, Shriver & Jacobson, on behalf of its partners, is a limited partner in PMD Investors I LP, which indirectly owns an interest in our common stock.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Noveon International, Inc. at December 31, 2001 and for the period of ten months ended December 31, 2001, and the consolidated financial statements of BFGoodrich Performance Materials (a segment of The BFGoodrich Company) for the period of two months ended February 28, 2001 and at December 31, 2000 and for the years ended December 31, 2000 and 1999, as set forth in their reports. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations under the Securities Act which includes amendments, exhibits, schedules and supplements for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following this offering, our future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        After this offering, we will be subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

        We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different information you should not rely on it as being authorized by us or any of the underwriters. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date. We will amend or supplement this prospectus as required by law.

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED
STATEMENTS OF OPERATIONS

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months Ended December 31, 2001	P-3
Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2001	P-4
Notes to Unaudited Pro Forma Consolidated Statement of Operations	P-5

NOVEON INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

        The following unaudited pro forma consolidated statements of operations and related notes of Noveon International, Inc. (the "Company") have been prepared to give effect to the acquisition of the Performance Materials Segment of Goodrich on February 28, 2001 as if it occurred at January 1, 2001.

        The pro forma consolidated statements of operations for the twelve months ended December 31, 2001 is derived from the audited consolidated financial statements of the Performance Materials Segment of Goodrich for the two months ended February 28, 2001 and the audited consolidated financial statements of Noveon International, Inc. for the ten months ended December 31, 2001, included elsewhere in this prospectus. The pro forma consolidated statement of operations for the six months ended June 30, 2001 is derived from the audited consolidated financial statements of the Performance Materials Segment of Goodrich for the two months ended February 28, 2001 and the unaudited consolidated financial statements of Noveon International, Inc. for the four months ended June 30, 2001, included elsewhere in this prospectus. The audited and unaudited consolidated financial statements, referred to above, used to prepare the pro forma consolidated statements of operations have been prepared in accordance with accounting principles generally accepted in the United States. The pro forma consolidated statements of operations should be read in conjunction with the audited and unaudited consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus. These unaudited pro forma consolidated statements of operations and related notes are provided for informational purposes only and do not purport to be indicative of the results which would have actually been obtained had the acquisition of the Performance Materials Segment of Goodrich occurred on January 1, 2001. The Performance Materials Segment of Goodrich's historical net income and cash flows as a wholly owned operation of Goodrich are not necessarily indicative of the net income and cash flows this business might have realized as an independent entity.

NOVEON INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS

For the Twelve Months Ended December 31, 2001
(dollars in millions, except share information)

	Performance Materials Segment Actual Two Months Ended February 28, 2001	Pre-Transaction Adjustments(a)	Pro Forma Pre-Transaction	Transaction Adjustments		Pro Forma Two Months Ended February 28, 2001	Noveon International, Inc. Actual Ten Months Ended December 31, 2001	Pro Forma Twelve Months Ended December 31, 2001
Sales	$187.0	$(1.1)	$185.9	$—		$185.9	$876.4	$1,062.3
Cost of sales	137.3	(1.3)		0.8	(b)
		—	136.0	0.6	(c)	137.4	628.1	765.5

Gross profit	49.7	0.2	49.9	(1.4)		48.5	248.3	296.8
Selling and administrative expenses	35.2	(0.4)		(1.0	)(b)
		—		0.8	(d)
		—	34.8	0.6	(e)	35.2	160.5	195.7
Amortization expense	4.0	—	4.0	(4.0	)(f)		26.5
		—		5.3	(f)	5.3		31.8
Consolidation costs	—	—	—	—		—	3.1	3.1

Operating income	10.5	0.6	11.1	(3.1)		8.0	58.2	66.2
Interest income (expense)—net	0.6	(0.6)	—	(17.2	)(g)
		—	—	(1.1	)(h)	(18.3)	(92.6)	(110.9)
Other income (expense)—net	(1.5)	—	(1.5)	—		(1.5)	(0.7)	(2.2)

Income (loss) before income taxes	9.6	—	9.6	(21.4)		(11.8)	(35.1)	(46.9)
Income tax (expense)—benefit	(4.0)	—	(4.0)	3.1	(i)	(0.9)	(4.6)	(5.5)

Net income (loss)	$5.6	$—	$5.6	$(18.3)		$(12.7)	$(39.7)	$(52.4)

Earnings per common share:
Basic								$(14.74)

Diluted								$(14.74)

Weighted-average shares outstanding:
Basic								3,554,416

Diluted								3,554,416

Other information:
Adjusted EBITDA(k)	$24.9	$0.6	$25.5	$(0.6)		$24.9	$150.6	$175.5
Depreciation and amortization expense	14.4	—	14.4	1.9		16.3	83.0	99.3

The accompanying notes are an integral part of this unaudited pro forma consolidated statement of operations.

NOVEON INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2001
(dollars in millions, except share information)

	Performance Materials Segment Actual Two Months Ended February 28, 2001	Pre-Transaction Adjustments(a)	Pro Forma Pre-Transaction	Transaction Adjustments		Pro Forma Two Months Ended February 28, 2001	Noveon International, Inc. Actual Four Months Ended June 30, 2001	Pro Forma Six Months Ended June 30, 2001
Sales	$187.0	$(1.1)	$185.9	$—		$185.9	$366.9	$552.8
Cost of sales	137.3	(1.3)		0.8	(b)
		—	136.0	0.6	(c)	137.4	268.4	405.8

Gross profit	49.7	0.2	49.9	(1.4)		48.5	98.5	147.0
Selling and administrative expenses	35.2	(0.4)		(1.0	)(b)
		—		0.8	(d)
		—	34.8	0.6	(e)	35.2	64.7	99.9
Amortization expense	4.0	—	4.0	(4.0	)(f)
		—		5.3	(f)	5.3	11.0	16.3
Consolidation costs	—	—	—	—		—	0.7	0.7

Operating income	10.5	0.6	11.1	(3.1)		8.0	22.1	30.1
Interest income (expense)—net	0.6	(0.6)	—	(16.9	)(g)
		—	—	(1.1	)(h)	(18.0)	(40.4)	(58.4)
Other income (expense)—net	(1.5)	—	(1.5)	—		(1.5)	(1.7)	(3.2)

Income (loss) before income taxes	9.6	—	9.6	(21.1)		(11.5)	(20.0)	(31.5)
Income tax (expense)—benefit	(4.0)	—	(4.0)	(5.7	)(j)	(9.7)	7.4	(2.3)

Net income (loss)	$5.6	$—	$5.6	$(26.8)		$(21.2)	$(12.6)	$(33.8)

Earnings per common share:
Basic								$(9.52)

Diluted								$(9.52)

Weighted-average shares outstanding:
Basic								3,550,000

Diluted								3,550,000

Other information:
Adjusted EBITDA(k)	$24.9	$0.6	$25.5	$(0.6)		$24.9	$61.5	$86.4
Depreciation and amortization expense	14.4	—	14.4	1.9		16.3	35.7	52.0

The accompanying notes are an integral part of this unaudited pro forma consolidated statement of operations.

NOVEON INTERNATIONAL, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF
OPERATIONS

(a)
Represents the exclusion of the results of the textiles dyes and drug delivery system businesses of the Performance Materials Segment of Goodrich which we did not acquire.

(b)
Reflects the difference between the costs of our employee benefit plans and the costs reflected in the historical financial information. As per the purchase agreement, Goodrich retained certain of the assets and liabilities relating to postretirement benefit obligations and pension plan assets/liabilities of the Performance Materials Segment of Goodrich retirees and those eligible to retire as of December 31, 2002. The pro forma expense reduction/increase has been allocated to costs of sales and selling and administrative expenses.

(c)
Represents the incremental depreciation on the write-up of property, plant and equipment.

(d)
Reflects the other estimated additional selling and administrative expenses which would have been incurred if we had been operating on a stand-alone basis.

(e)
Reflects the aggregate annual management fees of $4.0 million paid to affiliates of AEA, DLJ Merchant Banking and DB Capital for management services to be provided to the Company.

(f)
Represents the elimination of historical goodwill and other intangible asset amortization and the recording of amortization for goodwill and identifiable intangible assets acquired. Beginning in 2002 goodwill is no longer amortized, as required by the provisions of Statement of Financial Accounting Standards No. 142. Pro forma annualized goodwill amortization expense in 2001 would have been approximately $18.0 million.

(g)
Reflects the incremental interest expenses incurred as a result of the new credit facilities, the senior subordinated notes and the seller note.

(h)
Represents the amortization of debt issuance costs incurred in connection with the acquisition. The amortization period ranges from six through ten years based on the life of the debt.

(i)
Represents the income tax effects of pre-tax pro forma adjustments and the related financing structure.

(j)
Represents the income tax effects of pre-tax pro forma adjustments and the related financing structure. After giving effect to the pre-tax pro forma adjustments for the six months ended June 30, 2001, domestic operating losses would have exceeded our planned income for the remainder of 2001 and, in accordance with SFAS No. 109, "Accounting for Income Taxes," a valuation allowance would have been established for those domestic losses at June 30, 2001.

(k)
Adjusted EBITDA is defined as income from continuing operations before interest, taxes, depreciation and amortization, non-cash cost of sales impact of inventory write-up from purchase accounting, other income and expense, management fees and consolidation costs. Adjusted EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include adjusted EBITDA data because we understand such data are used by investors to determine our historical ability to service our indebtedness. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP) as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, it should be noted that companies calculate adjusted EBITDA differently and therefore adjusted EBITDA as presented for us may not be comparable to adjusted EBITDA reported by other companies. Differences exist between the various agreements governing our indebtedness with respect to the definition of adjusted EBITDA or comparable terms.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Auditors	F-2
Consolidated Financial Statements
Consolidated Statement of Operations for the ten months ended December 31, 2001, the two months ended February 28, 2001 and for the years ended December 31, 2000 and 1999	F-5
Consolidated Balance Sheet as of December 31, 2001 and 2000	F-6
Consolidated Statement of Cash Flows for the ten months ended December 31, 2001, the two months ended February 28, 2001 and for the years ended December 31, 2000 and 1999	F-7
Consolidated Statement of Stockholders' Equity for the ten months ended December 31, 2001 and the Consolidated Statement of BFGoodrich Investment for the two months ended February 28, 2001 and for the years ended December 31, 2000 and 1999	F-8
Notes to Consolidated Financial Statements	F-9
Condensed Consolidated Statement of Operations for the three months ended June 30, 2002 (unaudited) and June 30, 2001 (unaudited)	F-47
Condensed Consolidated Statement of Operations for the six months ended June 30, 2002 (unaudited), the four months ended June 30, 2001 (unaudited), and the two months ended February 28, 2001	F-48
Condensed Consolidated Balance Sheet as of June 30, 2002 (unaudited)	F-49
Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2002 (unaudited), the four months ended June 30, 2001 (unaudited), and the two months ended February 28, 2001	F-50
Notes to Condensed Consolidated Financial Statements (unaudited)	F-51

Report of Independent Auditors

Board of Directors of
Noveon International, Inc.

We have audited the accompanying consolidated balance sheet of Noveon International, Inc., formerly known as Noveon Holdings, Inc., as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the ten months ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noveon International, Inc. at December 31, 2001, and the consolidated results of their operations and their cash flows for the ten months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 26, 2002

Report of Independent Auditors

Board of Directors of
Noveon International, Inc.

We have audited the accompanying consolidated statements of operations, BFGoodrich investment and cash flows of BFGoodrich Performance Materials (as defined in Note A) (a segment of The BFGoodrich Company) for the two months ended February 28, 2001. These financial statements are the responsibility of the management of Noveon International, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of BFGoodrich Performance Materials for the two months ended February 28, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
September 5, 2002

Report of Independent Auditors

Board of Directors of
The BFGoodrich Company

We have audited the accompanying consolidated balance sheet of BFGoodrich Performance Materials (as defined in Note A) (a segment of The BFGoodrich Company) as of December 31, 2000, and the related consolidated statements of operations, BFGoodrich investment, and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the management of The BFGoodrich Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFGoodrich Performance Materials (as defined in Note A) at December 31, 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Charlotte, North Carolina
February 12, 2001, except for the information
    related to the years ended December 31, 2000
    and 1999 included in Note V, as to which the
    date is May 23, 2001

NOVEON INTERNATIONAL, INC.

and

BFGOODRICH PERFORMANCE MATERIALS

(The Predecessor Company and a Segment of The BFGoodrich Company)

CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in millions, except per share amounts)

	BFGoodrich Performance Materials			Noveon International, Inc.
	Year Ended December 31,		Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	1999	2000
Sales	$1,217.7	$1,167.7	$187.0	$ 876.4
Cost of sales	832.2	819.5	137.3	628.1

Gross profit	385.5	348.2	49.7	248.3
Selling and administrative expenses	218.2	201.1	35.2	160.5
Amortization expense	24.6	24.4	4.0	26.5
Consolidation costs	37.3	40.5	—	3.1

Operating income	105.4	82.2	10.5	58.2
Interest income (expense)—net	0.5	4.4	0.6	(92.6)
Other income (expense)—net	(1.5)	(0.4)	(1.5)	(0.7)

Income (loss) before income taxes	104.4	86.2	9.6	(35.1)
Income tax expense	(42.3)	(35.9)	(4.0)	(4.6)

Net income (loss)	$62.1	$50.3	$ 5.6	$ (39.7)

Basic (loss) per common share				$(11.17)

Diluted (loss) per common share				$(11.17)

See notes to consolidated financial statements.

NOVEON INTERNATIONAL, INC.
and
BFGOODRICH PERFORMANCE MATERIALS

(The Predecessor Company and a Segment of The BFGoodrich Company)

CONSOLIDATED BALANCE SHEET
(dollars in millions, except share amounts)

	BFGoodrich Performance Materials December 31, 2000	Noveon International, Inc. December 31, 2001
Current assets
Cash and cash equivalents	$15.7	$124.0
Accounts and notes receivable, less allowances for doubtful receivables ($6.9 and $8.7 at December 31, 2000 and 2001, respectively)	181.6	133.8
Inventories	167.4	140.2
Deferred income taxes	16.0	—
Prepaid expenses and other current assets	4.8	4.5

Total current assets	385.5	402.5
Property, plant and equipment—net	563.2	672.5
Prepaid pension	25.7	—
Goodwill—net	307.0	346.9
Identifiable intangible assets—net	58.9	192.0
Other assets	18.9	50.9

Total assets	$1,359.2	$1,664.8

Current liabilities
Short-term bank debt	$29.1	$1.3
Accounts payable	120.6	97.1
Accrued expenses	77.9	81.1
Income taxes payable	37.1	1.0
Current maturities of long-term debt	0.9	23.2

Total current liabilities	265.6	203.7
Long-term debt	—	1,059.4
Postretirement benefits other than pensions	68.5	5.3
Accrued pensions	5.7	32.8
Deferred income taxes	65.2	24.6
Accrued environmental	38.3	20.7
Other non-current liabilities	5.5	9.2
BFGoodrich investment or stockholders' equity
BFGoodrich investment	910.4	—
Common stock ($.01 par value, 4,100,000 shares authorized, 3,600,365 shares issued and outstanding at December 31, 2001)	—	—
Paid in capital	—	360.0
Other	—	(1.0)
Retained deficit	—	(39.7)
Accumulated other comprehensive loss	—	(10.2)

Total BFGoodrich investment or stockholders' equity	910.4	309.1

Total liabilities and BFGoodrich investment or stockholders' equity	$1,359.2	$1,664.8

See notes to consolidated financial statements.

NOVEON INTERNATIONAL, INC.
and
BFGOODRICH PERFORMANCE MATERIALS

(The Predecessor Company and a Segment of The BFGoodrich Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in millions)

	BFGoodrich Performance Materials
				Noveon International, Inc.
	Year Ended December 31,
			Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	1999	2000
Operating activities
Net income (loss)	$62.1	$50.3	$5.6	$(39.7)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Consolidation costs:
Expenses	37.3	40.5	—	3.1
Payments	(28.8)	(4.9)	(2.0)	(11.8)
Depreciation and amortization	86.9	86.7	14.4	83.0
Deferred income taxes	10.2	(1.2)	(5.2)	0.4
Debt issuance cost amortization in interest expense	—	—	—	6.8
Interest on seller note not paid in cash	—	—	—	19.1
Change in assets and liabilities, net of effects of acquisitions and dispositions of businesses:
Receivables	(12.1)	(1.5)	(7.2)	45.9
Inventories	(3.9)	(2.8)	(3.1)	35.8
Other current assets	0.7	1.9	(0.1)	0.9
Accounts payable	18.5	(1.0)	(16.8)	(4.0)
Accrued expenses	(2.9)	1.5	5.7	12.4
Income taxes payable	(18.0)	5.2	(27.9)	—
Other non-current assets and liabilities	6.1	6.2	5.0	2.0

Net cash provided (used) by operating activities	156.1	180.9	(31.6)	153.9
Investing activities
Purchases of property, plant and equipment	(79.6)	(64.0)	(7.6)	(28.5)
Proceeds from sale of property and business	1.9	0.3	—	0.9
Payments made in connection with acquisitions, net of cash acquired	(19.6)	(11.6)	—	(1,191.1)

Net cash (used) by investing activities	(97.3)	(75.3)	(7.6)	(1,218.7)
Financing activities
Decrease in short-term debt	(21.4)	(11.3)	(3.7)	(25.8)
Proceeds from issuance of long-term debt	—	—	—	910.0
Repayment of long-term debt	(4.7)	(0.3)	—	(8.5)
Proceeds from sale of receivables, net	0.2	(1.9)	0.5	(1.9)
Debt issuance costs	—	—	—	(44.4)
Equity contribution from stockholders	—	—	—	355.0
Issuance of common stock to employees	—	—	—	4.0
Transfers (to)/from BFGoodrich	(28.5)	(86.7)	40.7	—

Net cash (used) provided by financing activities	(54.4)	(100.2)	37.5	1,188.4
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(0.3)	—	0.4

Net increase (decrease) in cash and cash equivalents	4.0	5.1	(1.7)	124.0
Cash and cash equivalents at beginning of period	6.6	10.6	15.7	—

Cash and cash equivalents at end of period	$10.6	$15.7	$14.0	$124.0

Non-Cash transactions
Issuance of seller note	$—	$—	$—	$172.0
Issuance of notes payable for interest payable	—	—	—	11.2
Assets contributed to joint venture	—	17.9	—	—

See notes to consolidated financial statements.

NOVEON INTERNATIONAL, INC.
and
BFGOODRICH PERFORMANCE MATERIALS

(The Predecessor Company and a Segment of The BFGoodrich Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND BFGOODRICH INVESTMENT
(dollars in millions)

	BFGoodrich Performance Materials
	Year Ended December 31,		Two Months Ended February 28,
	1999	2000	2001
BFGoodrich investment
Beginning of period	$938.1	$950.9	$910.4
Net income	62.1	50.3	5.6
Cumulative translation adjustment	(20.8)	(4.1)	2.6

Comprehensive income	41.3	46.2	8.2
Net transfers (to)/from BFGoodrich	(28.5)	(86.7)	40.7

End of period	$950.9	$910.4	$959.3

	Common Stock	Paid In Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Other	Total
Stockholders' equity—Noveon International, Inc.
Opening balance at March 1, 2001	$—	$—	$—	$—	$—	$—
Equity contribution from stockholders	—	355.0	—	—	—	355.0
Issuance of common stock to employees	—	5.0	—	—	(1.0)	4.0
Comprehensive loss:
Net loss	—	—	(39.7)	—	—	(39.7)
Net change in fair value of cash flow hedges	—	—	—	(5.7)	—	(5.7)
Cumulative translation adjustment	—	—	—	(4.5)	—	(4.5)

Total comprehensive loss	—	—	—	—	—	(49.9)

Balance at December 31, 2001	$—	$360.0	$(39.7)	$(10.2)	$(1.0)	$309.1

See notes to consolidated financial statements.

NOVEON INTERNATIONAL, INC.

Period of Ten Months ended December 31, 2001
and
BFGOODRICH PERFORMANCE MATERIALS
(The Predecessor Company and a Segment of The BFGoodrich Company)

Period of Two Months Ended February 28, 2001
and Years Ended December 31, 2000 and 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.    Organization and Acquisition

        Noveon International, Inc. (the "Company"), formerly known as Noveon Holdings, Inc., owns 100% of the common stock of Noveon, Inc. (the "Subsidiary"). The Company and Subsidiary commenced operations on March 1, 2001 through the acquisition on February 28, 2001 of certain assets and common stock of certain subsidiaries of BFGoodrich Performance Materials (the "Predecessor Company" or "Performance Materials"), an operating segment of The BFGoodrich Company ("Goodrich" or "BFGoodrich"), now known as Goodrich Corporation.

        The Company was organized for the purpose of owning all of the common stock of the Subsidiary and was capitalized through an equity contribution of $355.0 million from affiliates of its equity sponsors, AEA Investors Inc. (AEA), DLJ Merchant Banking Partners III, L.P. and affiliates (DLJMB) and DB Capital Partners, Inc. (DB). The Company has no independent operations or investments other than its investment in the Subsidiary. The Company has made an equity contribution of $527.0 million to the Subsidiary comprised of $355.0 million in cash and $172.0 million from the seller note that the Company issued to Goodrich in connection with the Subsidiary's acquisition of the Predecessor Company. The Company will be dependent on the cash flows of the Subsidiary to repay the seller note upon maturity in 2011.

        The consolidated balance sheet of the Company as of December 31, 2001 reflects the acquisition of the Predecessor Company under the purchase method of accounting. The purchase price before fees and expenses, totaling $20.4 million, was $1,372.0 million and consisted of cash of $1,167.1 million, assumption of debt and liabilities of $32.9 million, net of cash acquired, and a $172.0 million seller note issued to Goodrich.

        Under the terms of the Agreement for Sale and Purchase of Assets between BFGoodrich and the Subsidiary (the "Agreement"), the finalization of the purchase price is subject to the determination of a working capital adjustment which will be determined subsequent to December 31, 2001. Goodrich has computed a $25.0 million working capital adjustment that is equal to the upward adjustment limit. Under the terms of the Agreement, the Subsidiary is disputing Goodrich's working capital adjustment. The parties have not been able to settle their differences, and the disputed matters will be forwarded to an independent third party for resolution. The decision by the third party will be final and binding on all parties. Any amounts finally determined to be due to Goodrich as a working capital adjustment in the Agreement will be paid through borrowings under the revolving credit facility or with cash. Any amounts received by the Subsidiary as a result of a downward adjustment to the purchase price may be used to reduce debt under the credit facilities unless these amounts are invested in cash or net working capital. The adjustment to purchase price for the working capital adjustment will be reflected in the financial statements upon the resolution of the working capital dispute.

        The purchase of the Predecessor Company from Goodrich (the "Acquisition") by the Subsidiary was financed through term loan borrowings under the Subsidiary's credit facilities, proceeds from the offering of senior subordinated notes, and the $527.0 million equity contribution from the Company, comprised of $355.0 million in cash and $172.0 million from the seller note issued to Goodrich. The proceeds from the new credit facilities included $125.0 million on the six-year Term Loan A facility and $510.0 million on the seven and one-half year Term Loan B facility. The proceeds from the 11% Senior Subordinated Notes due 2011 were $275.0 million.

        The assets acquired and liabilities assumed of the Predecessor Company have been recorded at estimated fair values. Appraisals of long-lived assets and identifiable intangible assets were completed in the fourth quarter of 2001. In addition, the valuations of the Subsidiary's projected pension and other post-employment benefit obligations have been completed and are reflected in the allocation of purchase price. The deferred income taxes provided in the purchase price allocation are attributed to the tax effects of differences between the assigned values and the tax basis of assets acquired (except for certain goodwill which is non-deductible for tax purposes) and liabilities assumed.

        As of the Acquisition date, management began to assess a plan to consolidate and/or exit activities of the business and reduce the number of personnel at the Subsidiary. Management has completed this assessment and finalized the components of the plan, including exiting certain non-core product lines and investments and undertaking efficiency and productivity initiatives at selected locations. The assets have been adjusted to the estimated fair values through purchase accounting. Included in the purchase price allocation is a $12.9 million accrual for termination benefits and exit costs related to the components of the plan.

        The following unaudited pro forma data summarize the results of operations for the years ended December 31, 2000 and 2001 as if the Company had been acquired as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the Acquisition. Adjustments to interest expense, goodwill amortization and income taxes related to the Acquisition are reflected in the pro forma data. In addition, the results of textile dyes, which were not part of the Acquisition, are excluded from the pro forma results. These pro forma amounts do not purport to be indicative of the results that would have actually been attained if the Acquisition had occurred as of the beginning of the periods presented or that may be attained in the future.

	2000	2001
	(in millions)
Net sales	$1,152.0	$1,062.3
Operating income	92.1	66.2
Net loss	(19.2)	(52.4)

B.    Basis of Presentation

        The consolidated financial statements of the Predecessor Company present the consolidated results of operations and financial condition as it operated as the Performance Materials segment of Goodrich, including certain adjustments and allocations, prior to the Acquisition.

        The BFGoodrich investment represents Goodrich's equity investment in Performance Materials. Interest expense associated with Goodrich's general corporate debt was not charged to Performance Materials and has not been allocated to Performance Materials. Performance Materials received funding for its operations from

Goodrich as deemed necessary. All transfers to and from Goodrich have been reported in the BFGoodrich investment account.

        During the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 Performance Materials was allocated $0.8 million, $6.1 million and $9.8 million in costs from Goodrich, respectively. Certain costs, such as employee benefits, legal and executive compensation, are specifically attributed to Performance Materials. These costs amounted to $0.5 million, $3.2 million and $6.6 million for the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999, respectively. Certain costs, such as the corporate aircraft, tax, accounting, and other corporate shared services, are allocated to Performance Materials primarily based on estimates of the time spent on Performance Materials matters. These costs amounted to $0.3 million, $2.9 million and $3.2 million for the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999, respectively. Performance Materials also participated in certain benefit plans of Goodrich, the cost of which is allocated to Performance Materials and is included in the accompanying financial statements but is not reflected in the amounts above. Management of the Predecessor Company believes these allocations are reasonable.

        The results for the Predecessor Company are not necessarily comparable to those of the Company because of the exclusion of certain businesses from the Acquisition and changes in organizational structure, recorded asset values, cost structure and capitalization of the Company resulting from the Acquisition.

C.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements reflect the accounts of the Company, the Subsidiary and its majority-owned subsidiaries. Investments in 20%-owned to 50%-owned affiliates are accounted for using the equity method. Equity in earnings (losses) from these businesses is included in other income (expense)—net. Intercompany accounts and transactions are eliminated.

Cash Equivalents

        Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

Inventories

        Inventories are stated at the lower of cost or market. The elements of inventory cost include raw materials and labor and manufacturing overhead costs attributed to the production process. Certain domestic inventories are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

Long-Lived Assets

        Property, plant and equipment of the Predecessor Company and that purchased subsequent to the Acquisition, including amounts recorded under capital leases, are recorded at cost. Appraisals of fair value were obtained for property, plant and equipment acquired in the Acquisition. Depreciation and amortization is computed principally using the straight-line method over the following estimated useful lives: buildings and improvements, 15 to 40 years; machinery and equipment, 5 to 15 years. Repairs and maintenance costs are expensed as incurred.

        Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include principally patents and other technology agreements and trademarks. Appraisals of fair value were obtained for identifiable intangibles acquired in the Acquisition. The appraised value of identifiable intangibles acquired totaled $201.8 million, and included approximately $156.9 million of identifiable intangibles for technology. They are amortized using the straight-line method over estimated useful lives of primarily 15 years.

        Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and was amortized by the straight-line method over 20 years through December 31, 2001.

        Impairment of long-lived assets and related goodwill is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the estimate of undiscounted cash flows over the assets remaining estimated useful life are less than the assets carrying value. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

Debt Issuance Costs

        Costs incurred with the issuance of the Subsidiary's new credit facilities and senior subordinated notes, totaling $44.4 million, have been capitalized in other assets in the consolidated balance sheet and are being amortized using the interest method over the life of the related agreements ranging in periods of six through ten years.

Revenue and Income Recognition

        Revenue from the sale of products is recognized at the point of passage of title, which is at the time of shipment or consumption by the customer for inventory on consignment. The Company requires that the following four criteria are met before revenue is realized and earned: (1) persuasive evidence of a revenue arrangement exists; (2) delivery of product has occurred or services have been rendered; (3) price to the customer is fixed and determinable; and (4) collectibility is reasonably assured.

Freight-out Costs

        The Company includes costs of shipping and handling in cost of goods sold in the statement of operations.

Financial Instruments

        Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, accounts payable and debt. Because of their short maturity, the carrying value of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of the Subsidiary's new credit facilities and the 11% senior subordinated notes is based on quoted market prices. Fair value of the seller notes have been estimated based on its characteristics compared to similar, actively-traded financial instruments.

        The fair value of foreign currency forward contracts and interest rate swap agreements is based on quoted market prices.

Derivative and Hedging Activities

        Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative transaction adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

        The Subsidiary has entered into interest rate swap agreements (cash flow hedges) to limit its exposure to interest rate fluctuations on $180.0 million of the outstanding principal of the Subsidiary's Term Loans for the next four years. These agreements require the Subsidiary to pay a fixed rate of interest while receiving a variable rate and expire in 2005. At December 31, 2001, the fair value of these swap arrangements, included in other non-current liabilities, totaled approximately $5.7 million. The offsetting impact of this hedge transaction is included in accumulated other comprehensive loss, net of the related tax benefit.

        The Subsidiary enters into currency forward exchange contracts, totaling $10.5 million at December 31, 2001, to hedge certain firm commitments denominated in foreign currencies. The purpose of the Subsidiary's foreign currency hedging activities is to protect the Subsidiary from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. The fair value of these contracts at December 31, 2001 was not material to the Subsidiary's results of operations, cash flow or financial position.

        The Subsidiary has foreign denominated floating rate debt to protect the value of its investments in its foreign subsidiaries in Europe. Realized and unrealized gains and losses from these hedges are not included in the income statement, but are shown in the cumulative translation adjustment account included in other comprehensive loss. During the ten months ended December 31, 2001, the Subsidiary recognized $2.1 million of net gains included in the cumulative translation adjustment related to the foreign denominated floating rate debt.

Stock-Based Compensation

        The Company and the Predecessor Company account for stock-based employee compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Earnings Per Common Share

        Basic earnings per common share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The weighted-average number of common shares outstanding for computing basic EPS was 3,555,267 for the ten months ended December 31, 2001. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no dilutive securities or contracts in 2001. No adjustments were made to reported net income in the computation of EPS. There is no applicable EPS calculation for the periods in which the Company was owned by Goodrich.

Income Taxes

        The provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method.

        Historically, the Predecessor Company's operations have been included in the consolidated income tax returns filed by Goodrich. Income tax expense in the Predecessor Company's consolidated statement of operations is calculated on a separate tax return basis as if the Company had operated as a stand-alone entity.

Research and Development Expense

        The Subsidiary performs research and development under Subsidiary-funded programs for commercial products. Total research and development expenditures for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 were $18.2 million, $4.3 million, $32.9 million and $43.2 million, respectively.

Reclassifications

        Certain amounts in prior financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Standards

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses the topic of financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Based on the provisions of SFAS No. 141, all business combinations are to be accounted for using only one method, the purchase method. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

        The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," in July 2001. The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 in the first quarter of 2002, as required.

        After giving effect to the elimination of goodwill amortization, as required by the provisions of SFAS No. 142, net income (loss) would have been as follows (in millions, except share information):

	BFGoodrich Performance Materials
				Noveon International, Inc.
	Years Ended December 31
			Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	1999	2000
Reported net income (loss)	$62.1	$50.3	$5.6	$(39.7)
Goodwill amortization	20.4	19.2	3.0	15.3

Pro forma net income (loss)	$82.5	$69.5	$8.6	$(24.4)

        On a pro forma basis, basic (loss) per share would have been $(6.86) for the ten months ended December 31, 2001.

        During 2002, the Company will perform the first of the required impairment tests of goodwill and intangible assets deemed to have indefinite lives as of January 1, 2002. The Company has not yet determined what the effect of these tests will be on the financial position and results of operations of the Company.

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," that requires the recognition of the fair value of the liability for closure and removal costs associated with the resulting legal obligations upon retirement or removal of any tangible long-lived assets be recognized in the period in which it is incurred. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. The Company is required to adopt this Statement January 1, 2003, the effect of which has not yet been determined.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Statement retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used," provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (i.e., abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." The Company adopted this Statement effective January 1, 2002. The effect of adoption is not material to the Company's consolidated financial condition or results of operations.

D.    Acquisitions

        The following acquisitions by the Company and Predecessor Company were recorded using the purchase method of accounting. Their results of operations have been included in the Company's results since their respective dates of acquisition.

        During 2001, the Subsidiary acquired certain intellectual property and tangible assets as an addition to the Company's TempRite® product family within the Specialty Materials Segment for $3.6 million.

        During 2000, Performance Materials acquired intellectual property related to certain dyes and a personal care business, for consideration of $11.6 million, of which $10.2 million represented goodwill and other intangible assets.

        During 1999, Performance Materials acquired a textile coatings business, for consideration of $19.6 million, of which $14.4 million represented goodwill.

E.    Restructuring and Consolidation Costs

        In conjunction with the Subsidiary's plan to restructure and streamline its operations in order to increase efficiency and productivity, reduce costs and support the Subsidiary's global growth strategy, the Subsidiary restructured its colorants business in Cincinnati, Ohio and discontinued its flush pigments and colorformers product lines in June 2001 and reduced headcount at other facilities. Through the Cincinnati restructuring and other restructuring efforts, the Subsidiary is eliminating approximately 480 positions. Approximately 68% of the affected employees have left their positions as of December 31, 2001. The restructuring accrual included in the purchase price allocation is summarized below:

	Acquisition Date Balance Sheet Liability	Provision	Activity	Balance December 31, 2001
	(in millions)
Personnel related costs	$11.6	$—	$(5.6)	$6.0
Facility closure costs	1.3	—	(0.6)	0.7
Relocation and restructuring expense	—	1.2	(1.2)	—

	$12.9	$1.2	$(7.4)	$6.7

        During the year ended December 31, 1999, Performance Materials incurred $32.4 million of personnel related costs associated with employee termination payments resulting from realignment of the headquarters and the Advanced Technology Group of Performance Materials, as well as from reductions at certain Performance Materials operating locations (approximately 280 positions). Performance Materials also incurred $4.9 million of asset write-down and facility closure costs, which include a $2.9 million non-cash charge related to the write-down of the Predecessor Company's investment in a research and development joint venture and $2.0 million related to realignment activities. Consolidation accruals at December 31, 1999, as well as activity during the year, consisted of:

	Balance January 1, 1999	Provision	Activity	Balance December 31, 1999
	(in millions)
Personnel related costs	$—	$32.4	$(26.8)	$5.6
Asset write-down and facility closure costs	—	4.9	(4.2)	0.7

	$—	$37.3	$(31.0)	$6.3

        Performance Materials recorded net consolidation costs of $40.5 million in 2000 consisting of $4.2 million in personnel-related costs (offset by a $0.7 million credit representing a revision of prior estimates) and $37.0 million in asset write-downs and facility closure costs. Personnel-related costs include $3.7 million of severance related to the textile restructuring associated with Goodrich's divestiture of Performance Materials and $0.5 million for other workforce reductions.

        Asset write-down and facility closure costs of $37.0 million are for restructuring activities associated with Goodrich's divestiture of Performance Materials and relate to the closure or sale of facilities serving the textile market. The $41.0 million in activity during 2000 includes reserve reductions of $4.9 million related to cash payments and $36.1 million in asset write-downs associated with restructuring activities performed in connection with Goodrich's divestiture of Performance Materials ($4.6 million of inventory, $18.3 million of goodwill and $13.2 million of property, plant and equipment).

        Consolidation accruals relating to pre-Acquisition restructuring plans at December 31, 2000 and February 28, 2001 for the Predecessor Company and December 31, 2001 for the Subsidiary, as well as activity during the periods consisted of:

	Balance January 1, 2000	Provision	Activity	Balance December 31, 2000
	(in millions)
Personnel related costs	$5.6	$3.5	$(4.4)	$4.7
Asset write-down and facility closure costs	0.7	37.0	(36.6)	1.1

	$6.3	$40.5	$(41.0)	$5.8

	Balance January 1, 2001	Provision	Activity	Balance February 28, 2001
	(in millions)
Personnel related costs	$4.7	$—	$(2.0)	$2.7
Asset write-down and facility closure costs	1.1	—	(1.1)	—

	$5.8	$—	$(3.1)	$2.7

	Balance March 1, 2001	Provision	Activity	Balance December 31, 2001
	(in millions)
Personnel related costs	$2.7	$—	$(2.5)	$0.2
Asset write-down and facility closure costs	—	0.8	(0.8)	—
Relocation and restructuring expense	—	1.1	(1.1)	—

	$2.7	$1.9	$(4.4)	$0.2

F.    Accounts Receivable

        The Subsidiary has an agreement to sell certain Spanish Peseta denominated trade accounts receivable, up to a maximum of approximately $5.5 million. At December 31, 2001 and 2000, $2.1 million and $3.5 million of receivables were sold under this agreement and reflected as a reduction of accounts receivable. The receivables were sold at a discount, which was included in interest expense.

        The following table summaries the activity in allowances for accounts receivable:

	Balance Beginning of Period	Charged to Costs and Expense	Deductions(1)	Balance at End of Period
	(in millions)
Year ended December 31, 1999	$3.7	$4.5	$0.9	$7.3
Year ended December 31, 2000	7.3	1.8	2.2	6.9
Two Months Ended February 28, 2001	6.9	—	0.4	6.5
Ten Months Ended December 31, 2001	6.5	3.4	1.2	8.7

(1)
Write-offs of doubtful accounts, net of recoveries.

G.    Inventories

        Inventories consisted of the following:

	2000	2001
	(in millions)
Finished products	$138.7	$107.5
In process	2.2	2.5
Raw materials	48.3	30.2
LIFO reserve	(21.8)	—

Total	$167.4	$140.2

        Approximately 57% and 60% of inventory was valued by the LIFO method in 2001 and 2000, respectively. At December 31, 2001, LIFO inventory approximated replacement cost.

H.    Property, Plant and Equipment—Net

        Property, plant and equipment—net consisted of the following:

	2000	2001
	(in millions)
Land	$12.7	$36.4
Buildings and improvements	227.6	129.8
Machinery and equipment	744.1	536.1
Construction in progress	54.9	25.7

	1,039.3	728.0
Less allowances for depreciation	(476.1)	(55.5)

Total	$563.2	$672.5

        Amounts charged to expense for depreciation were $56.5 million, $10.4 million, $62.3 million and $62.3 million for the ten months ended December 31, 2001, the two months ended February 28, 2001, and the years ended December 31, 2000 and 1999, respectively.

I.    Goodwill and Identifiable Intangible Assets

        Accumulated amortization of goodwill was $15.3 million and $59.1 million at December 31, 2001 and 2000, respectively.

        Accumulated amortization of identifiable intangible assets was $11.2 million and $16.0 million at December 31, 2001 and 2000, respectively.

        Amounts charged to expense for amortization of goodwill and identifiable intangible assets was $26.5 million, $4.0 million, $24.4 million and $24.6 million for the ten months ended December 31, 2001, the two months ended February 28, 2001, and the years ended December 31, 2000 and 1999, respectively.

J.    Accrued Expenses

        Accrued expenses consisted of the following:

	2000	2001
	(in millions)
Wages, vacations, pensions and other employment costs	$31.5	$24.4
Taxes, other than federal and foreign taxes on income	6.4	7.0
Accrued interest	0.2	18.8
Accrued environmental liabilities	9.3	3.0
Consolidation costs	5.8	6.9
Other	24.7	21.0

Total	$77.9	$81.1

K.    Financing Arrangements

Short-term Bank Debt

        At December 31, 2001 and 2000, the Subsidiary had $1.3 million and $29.1 million of short-term bank debt outstanding under various foreign facilities. Weighted-average interest rates on short-term borrowings were 10.0%, 5.4%, 5.1%, and 3.1% for the ten months ended December 31, 2001, the two months ended February 28, 2001, and the years ended December 31, 2000 and 1999, respectively.

Long-term Debt

        In connection with the Acquisition, the Subsidiary entered into new credit facilities and issued subordinated notes and the Company issued a seller note.

        The credit facilities include (1) a six-year Term Loan A facility in the amount of $125.0 million, (2) a seven and one-half year Term Loan B facility in the amount of $510.0 million and (3) a six-year revolving credit facility in the amount of $125.0 million. A portion of the revolving credit facility is made available in various foreign currencies. Portions of Term Loan A and Term Loan B were made available in Euros. While borrowings under Term Loans A and B were used to finance the Acquisition, borrowings under the revolving credit facility may be used for working capital and for general corporate purposes.

        Borrowings under the new credit facilities bear interest in an amount equal, at the Subsidiary's option, to either (1) the reserve adjusted Eurocurrency rate plus an applicable borrowing margin or (2) the base rate plus an applicable borrowing margin. The reserve adjusted Eurocurrency rate is the average of the offered quotation in the interbank Eurodollar market for U.S. dollar deposits, approximately equal to the outstanding principal amount of the Subsidiary's Eurocurrency rate loans. The base rate is the greater of (1) the prime rate or (2) the federal funds rate plus 50 basis points. The applicable borrowing margins for Eurocurrency and base rate loans are based upon the most recent leverage ratio submitted by the Subsidiary to the Administrative Agent. The applicable borrowing margins for Eurocurrency rate loans at December 31, 2001 are 3.25% for the revolving loan facility and Term Loan A and 3.75% for Term Loan B. The applicable borrowing margins for the base rate loans at December 31, 2001 are 2.25% for the revolving loan facility and Term Loan A and 2.75% for Term Loan B. Interest periods for Eurocurrency rate loans are one, two, three or six months, subject to availability. Interest on Eurocurrency rate loans is payable at the end of the applicable interest period, except for six month interest periods in which case interest is payable every three months. Interest on base rate loans is payable quarterly in arrears. Upon an event of default, all loans will bear an additional 2.0% of interest for as long as the event of default is continuing. At December 31, 2001, the average interest rates for Term Loans A and B were 5.81% and 5.89%, respectively, exclusive of the effects of the swap agreements disclosed in Note C. At December 31, 2001, the average interest rate for Term Loan B was 7.10%, inclusive of the effects of the swap agreements disclosed in Note C.

        The new credit facilities are secured by a first priority security interest in substantially all of the Subsidiary's assets and the assets of its domestic subsidiaries. The credit facilities do require prepayments of portions of principal for certain asset dispositions, other equity or debt issuances and excess cash positions. The new credit facilities require the Subsidiary to pay commitment fees of 0.5% on the unused portion of the revolving line of credit.

        At December 31, 2001, the Subsidiary has no amounts outstanding on the revolving credit facility and $120.9 million is available for borrowing, net of $4.1 million on outstanding letters of credit.

        The new credit facilities contain covenants related to net worth requirements, capital expenditures, interest coverage, leverage and EBITDA levels and provide for events of default. The Subsidiary was in compliance with all covenants at December 31, 2001.

        The $275.0 million senior subordinated notes mature on February 28, 2011 and interest accrues at 11% per year. Interest payments on the notes occur on March 15 and September 15 of each year. The notes contain a covenant related to interest coverage and provide for events of default. The Subsidiary was in compliance with its covenant at December 31, 2001.

        The original $172.0 million seller note issued to Goodrich matures in 2011 and bears interest at an initial rate of 13% payable semi-annually in cash or additional notes at the option of the Company. Subsequent to March 2006, the rate will increase to 15% if interest is paid through the issuance of additional notes. As of December 31, 2001, $11.2 million of accrued interest has been converted to additional notes payable in lieu of cash payments of interest. The seller note allows the Company to repay up to $75.0 million of the note at a specified discount prior to March 1, 2003.

        Maturities of these long-term financing arrangements are as follows:

	Term Loan A	Term Loan B	Subordinated Notes	Seller Note	Total
	(in millions)
2002	$17.8	$5.4	$—	$—	$23.2
2003	17.8	5.4	—	—	23.2
2004	22.3	5.4	—	—	27.7
2005	25.2	5.4	—	—	30.6
2006	27.7	5.4	—	—	33.1
Thereafter	7.1	479.5	275.0	183.2	944.8

	$117.9	$506.5	$275.0	$183.2	$1,082.6

L.    Lease Commitments

        Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2001:

(in millions)
2002	$4.3
2003	3.4
2004	1.5
2005	0.6
2006	0.3
Thereafter	0.2

Total minimum payments	$10.3

        Net rent expense was $8.2 million, $2.0 million, $12.1 million, and $11.6 million for the ten months ended December 31, 2001, the two months ended February 28, 2001, and the years ended December 31, 2000 and 1999, respectively.

M.    Pensions and Postretirement Benefits

        As an operating segment of Goodrich, Performance Materials did not have its own pension and postretirement benefit plans. Employees of Performance Materials were eligible to participate in Goodrich's salary and wage pension plans, non-qualified plans and postretirement benefit plans.

        As part of the terms of the Acquisition, Goodrich retained the pension benefit obligations for all retirees and the vested portion of the pension obligations for active employees for service prior to the Acquisition, as well as the plan assets of the domestic pension plans. Furthermore, Goodrich retained the postretirement benefit obligations of retirees and those eligible to retire through December 31, 2002. The Subsidiary has recorded the pension and postretirement benefit obligations for active employees covered by collective bargaining agreements that remained with the Subsidiary after the Acquisition.

        Salaried employees' benefit payments are generally determined using a formula that is based on an employees' compensation and length of service. Hourly employees' benefit payments are generally determined using stated amounts for each year of service.

        Employees also participate in unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

        Goodrich's qualified pension plans were fully funded on an accumulated benefit obligation basis at December 31, 2000. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate.

        Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) of the Predecessor Company were recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

        The following table summarizes information regarding the Subsidiary's defined benefit pension plans and defined benefit postretirement plans as of December 31, 2001 and Performance Material's allocation of Goodrich's defined benefit pension plans and defined benefit postretirement plans as of December 31, 2000, and the amounts recorded in the consolidated balance sheet at these dates. In describing the period changes in the table, the period of January 1, 2000 through December 31, 2000 was used to describe the effect of activity for 2000 and the period of March 1, 2001 through December 31, 2001 was used to describe the effect of activity for 2001. As of December 31, 2000, certain amounts could be specifically identified with Performance Materials, while other amounts could not be specifically identified with Performance Materials and are allocated, generally based on fair value of assets or the projected benefit obligation.

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	(in millions)
Change in projected benefit obligations:
Projected benefit obligation at beginning of period	$204.5	$35.5	$71.9	$4.8
Service cost	5.2	3.0	0.5	0.2
Interest cost	15.8	2.3	5.6	0.3
Amendments	(0.5)	0.2	—	—
Actuarial losses	1.8	1.7	3.4	0.1
Acquisitions and other	10.9	(1.5)	—	—
Benefits paid	(12.7)	(0.2)	(7.4)	—

Projected benefit obligation at end of period	$225.0	$41.0	$74.0	$5.4

Change in plan assets:
Fair value of plan assets at beginning of period	$222.1	$5.3	$—	$—
Actual return on plan assets	8.5	0.4	—	—
Acquisitions and other	6.7	—	—	—
Company contributions	1.0	0.8	7.4	—
Benefits paid	(12.7)	(0.2)	(7.4)	—

Fair value of plan assets at end of period	$225.6	$6.3	$—	$—

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	(in millions)
Funded status (underfunded):
Funded status	$0.6	$(34.7)	$(74.0)	$(5.4)
Unrecognized net actuarial loss (gain)	1.3	1.7	(1.0)	0.1
Unrecognized prior service cost	14.0	0.2	(0.9)	—
Unrecognized net transition obligation	3.6	—	—	—

Prepaid (accrued) benefit cost	$19.5	$(32.8)	$(75.9)	$(5.3)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$25.7	$—	$—	$—
Accrued benefit liability	(6.2)	(32.8)	(75.9)	(5.3)

Net amount recognized	$19.5	$(32.8)	$(75.9)	$(5.3)

Weighted-Average Assumptions as of December 31:
Discount rate	7.75%	7.50%	7.75%	7.50%
Expected return on plan assets	9.25%	8.50%	—	—
Rate of compensation increase	4.00%	4.00%	—	—

        For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 6.0% for 2006 and remain at that level thereafter. The components of net periodic benefit cost are reflected below for the ten months ended December 31, 2001 and the years ended December 31, 2000 and 1999.

	Pension Benefits			Other Benefits
	1999	2000	2001	1999	2000	2001
	(in millions)
Components of net periodic benefit cost:
Service cost	$5.2	$5.2	$3.0	$0.8	$0.5	$0.2
Interest cost	15.7	15.8	2.3	4.7	5.6	0.3
Expected return on plan assets	(20.4)	(21.4)	(0.3)	—	—	—
Amortization of prior service cost	1.2	1.1	—	(0.1)	(0.1)	—
Amortization of transition obligation	0.6	1.0	—	—	—
Recognized net actuarial (gain) loss	0.1	0.2	—	0.9	0.7	—

Total net periodic benefit cost	$2.4	$1.9	$5.0	$6.3	$6.7	$0.5

Net periodic benefit costs for pension benefits and other benefits were $0.2 million and $1.0 million, respectively, for the two months ended February 28, 2001.

        The table below quantifies the impact of a one percentage point change in the assumed health care cost trend rate.

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in millions)
Effect on total of service and interest cost components in 2001	$0.1	$(0.1)
Effect on postretirement benefit obligation as of December 31, 2001	$0.6	$(0.4)

        The Subsidiary's employees also participate in voluntary retirement savings plans for salaried and wage employees. Under provisions of these plans, eligible employees can receive varying matching contributions on up to the first 6% of their eligible earnings. Expense for defined contribution plans totaled $4.8 million, $1.1 million, $6.5 million and $6.7 million for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999, respectively.

N.    Income Taxes

        Income (loss) before income taxes for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 as shown in the consolidated statement of operations consists of the following:

	1999	2000	Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	(in millions)
Domestic	$93.7	$60.7	$5.7	$(44.3)
Foreign	10.7	25.5	3.9	9.2

Total	$104.4	$86.2	$9.6	$(35.1)

        A summary of income tax (expense) benefit for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 in the consolidated statement of operations is as follows:

	1999	2000	Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	(in millions)
Current:
Federal	$(22.8)	$(25.6)	$(7.4)	$—
Foreign	(4.6)	(8.5)	(1.6)	(4.2)
State	(4.7)	(3.0)	(.2)	—

	(32.1)	(37.1)	(9.2)	(4.2)
Deferred:
Federal	(10.2)	1.2	5.2	—
Foreign	—	—	—	(0.4)

	(10.2)	1.2	5.2	(0.4)

Total	$(42.3)	$(35.9)	$(4.0)	$(4.6)

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2001, the Company had domestic net operating loss carryforwards and credits of $32.4 million which expire in the year 2021. Additionally, the Company had foreign net operating loss carryforwards and credits of $23.7 million at December 31, 2001 of which $7.3 million expires in years 2005 through 2010, and

$16.4 million which have an indefinite carryforward period. The significant components of deferred income tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	2000	2001
	(in millions)
Deferred income tax assets:
Pension accruals	$0.4	$11.2
Accrual for postretirement benefits other than pensions	24.0	1.9
Other nondeductible accruals	12.5	16.7
Reserve for environmental liabilities	16.6	10.0
Inventory	4.8	—
Net operating loss carryovers and credits	—	19.3
Interest	—	5.9
Other	—	5.8

Total deferred income tax assets	58.3	70.8
Less valuation allowance	—	(41.5)

Net deferred income tax assets	58.3	29.3
Deferred income tax liabilities:
Property, plant and equipment	(86.0)	(41.8)
Intangible amortization	(21.5)	(0.8)
Inventory	—	(9.5)
Other	—	(1.8)

Total deferred income tax liabilities	(107.5)	(53.9)

Net deferred income taxes	$(49.2)	$(24.6)

        Management has determined, based on the Company's and Subsidiary's new capital structure and lack of prior earnings history based on this new structure, that it is uncertain that future taxable income of the Company will be sufficient enough to recognize certain of these net deferred tax assets. As a result, a valuation allowance of $41.5 million at December 31, 2001 has been established. This valuation allowance relates to net domestic deferred tax assets established in purchase accounting, acquired foreign net deferred tax assets associated with net operating losses and credits and deferred tax assets resulting from current year domestic and foreign tax net operating losses and credits. Any reversal of the valuation allowance that was established in purchase accounting would reduce goodwill. In the current year, a tax benefit of $0.7 million was allocated to goodwill.

        In determining the adequacy of the $41.5 million valuation allowance, management assessed the Company's profitability by taking into account the present and anticipated amounts of domestic and international earnings, as well as the anticipated taxable income as a result of the reversal of future taxable temporary differences. Therefore, management believes that sufficient book and taxable income will be generated to realize the benefit of the remaining net deferred tax assets of $29.3 million.

        The effective income tax rate for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 varied from the statutory federal income tax rate as follows:

	Percent of Pretax Income
	1999	2000	Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
Statutory federal income tax rate	35.0%	35.0%	35.0%	(35.0)%
State and local taxes, net of federal benefit	3.0	2.3	1.6	(4.0)
Amortization of nondeductible goodwill	4.6	4.8	8.7	4.3
Tax exempt income from foreign sales	(1.0)	(2.1)	(3.1)	(1.6)
Foreign partnership losses	(2.2)	(2.0)	(7.4)	(6.0)
Differences in rates on consolidated foreign subsidiaries	0.8	(0.5)	2.2	(2.3)
Other items	0.3	4.1	4.7	3.1
Valuation allowance	—	—	—	54.6

Effective income tax rate	40.5%	41.6%	41.7%	13.1%

        The Company has not provided for U.S. income and foreign withholding taxes on $15.0 million of foreign subsidiaries' undistributed earnings as of December 31, 2001, because such earnings are intended to be reinvested indefinitely. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company. The additional taxes that would result had such earnings actually been repatriated are not practically determinable.

O.    Fair Values of Financial Instruments

        The estimated fair value of the Company's and Subsidiary's financial instruments at December 31, 2001 is provided in the following table.

	Carrying Amount	Fair Value
	(in millions)
Term Loan A	$117.9	$117.2
Term Loan B	506.5	506.5
Subordinated notes	275.0	292.9
Seller notes	183.2	143.8

        Off-balance sheet derivative financial instruments at December 31, 2000 were as follows:

	Contract/ Notional Amount	Fair Value
	(in millions)
Interest rate swaps	$20.5	$(0.2)
Foreign currency forward contracts	5.7	—

P.    Comprehensive Income (Loss)

        Total comprehensive income (loss) for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999 consisted of the following:

	BFGoodrich Performance Materials			Noveon International, Inc.
	Years Ended December 31
			Two Months Ended February 28 2001	Ten Months Ended December 31 2001
	1999	2000
	(in millions)
Net income (loss)	$62.1	$50.3	$5.6	$(39.7)
Net change in fair value of cash flow hedges	—	—	—	(5.7)
Cumulative translation adjustment	(20.8)	(4.1)	2.6	(4.5)

Total comprehensive income (loss)	$41.3	$46.2	$8.2	$(49.9)

        Accumulated other comprehensive loss of $20.4 million in 2000 and $16.3 million in 1999 represents unrealized translation adjustments and is included in the BFGoodrich Investment.

Q.    Business Segment Information

        The Company's operations are classified into three reportable business segments: Consumer Specialties, Specialty Materials and Performance Coatings.

        The Consumer Specialties Segment is a major global producer of synthetic thickeners, film formers, pharmaceutical actives and intermediates, benzoate preservatives, synthetic food dyes and natural colorants. The Company markets products from the Consumer Specialties Segment to the following primary end-use industries: personal care, pharmaceuticals, and food and beverage. The Consumer Specialties Segment products are sold to customers worldwide. These customers include major manufacturers of cosmetics, personal care products, household products, soft drinks and food products.

        The Specialty Materials Segment, formerly known as Polymer Solutions, is the largest global supplier of chlorinated Polyvinyl chloride ("CPVC"), thermoplastic polyurethane ("TPU") and reactive liquid polymers ("RLP") and is a leading North American producer of rubber and lubricant antioxidants and rubber accelerators. The Company markets Specialty Materials Segment products through the primary product categories of specialty plastics and polymer additives. The Specialty Materials Segment products are sold to a diverse customer base comprised of major manufacturers in the construction, automotive, telecommunications, electronics, recreation and aerospace industries.

        The Performance Coatings Segment is a leading global producer of high-performance polymers for specialty paper, graphic arts, architectural and industrial coatings and textile applications. The Company markets the Performance Coatings Segment through the primary product categories of performance polymers and coatings and textile performance chemicals. The Performance Coatings Segment services major companies in the specialty paper, graphic arts, paints and coatings, and textile industries.

        Segment operating income is total segment revenue reduced by operating expenses identifiable with that business segment. Consolidation costs are presented separately and corporate costs include general corporate administrative expenses that are not specifically identifiable with just one of the reportable business segments.

        During 2001, the composition of certain business segments was changed to reflect management's current method of analyzing the business. Further, general corporate administrative expenses are no longer associated with individual business segments as they are not considered in the evaluation of, or specifically identifiable with, the business segments. All prior periods have been restated to reflect these changes.

        The Company conducts business on a global basis with manufacturing and sales undertaken in various locations throughout the world. The Company's products are principally sold to customers in North America and Europe. Sales are attributed to geographic areas based on the country to which the product was shipped.

        As a result of the Company's evaluation of SFAS No. 142, certain segment allocations for amortization expense and intangible assets have been reclassified between the reporting segments. The effects of this reclassification on operating income, depreciation and amortization expense, and total assets are reflected in the following table summarizing business segment information:

	BFGoodrich Performance Materials			Noveon International, Inc.
	Years Ended December 31
			Two Months Ended February 28 2001	Ten Months Ended December 31 2001
	1999	2000
	(in millions)
Sales:
Consumer Specialties	$287.3	$283.3	$45.2	$238.8
Specialty Materials	438.5	426.7	73.1	324.4
Performance Coatings	491.9	457.7	68.7	313.2

Total sales	$1,217.7	$1,167.7	$187.0	$876.4

Operating income:
Consumer Specialties	$39.6	$40.2	$2.1	$30.5
Specialty Materials	105.4	98.3	16.9	52.3
Performance Coatings	70.5	52.5	3.2	34.8
Corporate costs	(72.8)	(68.3)	(11.7)	(56.3)
Consolidation costs	(37.3)	(40.5)	—	(3.1)

Total operating income	$105.4	$82.2	$10.5	$58.2

	BFGoodrich Performance Materials			Noveon International, Inc.
	Years Ended December 31		Two Months Ended February 28 2001	Ten Months Ended December 31 2001
	1999	2000
	(in millions)
Capital expenditures:
Consumer Specialties	$26.3	$24.5	$1.9	$10.9
Specialty Materials	18.0	12.9	1.7	7.0
Performance Coatings	30.5	19.7	2.6	7.0
Corporate	4.8	6.9	1.4	3.6

Total capital expenditures	$79.6	$64.0	$7.6	$28.5

Depreciation and amortization expense:
Consumer Specialties	$23.5	$25.0	$4.4	$21.4
Specialty Materials	25.5	22.7	3.8	32.0
Performance Coatings	26.3	29.0	4.5	20.8
Corporate	11.6	10.0	1.7	8.8

Total depreciation and amortization	$86.9	$86.7	$14.4	$83.0

Net sales:
United States	$801.8	$804.6	$122.6	$566.0
Europe	223.7	180.0	35.7	158.4
Other foreign	192.2	183.1	28.7	152.0

Total	$1,217.7	$1,167.7	$187.0	$876.4

Assets:
Consumer Specialties	$453.9	$500.7		$516.1
Specialty Materials	397.6	379.4		657.3
Performance Coatings	579.1	479.1		487.4
Noveon International, Inc.	—	—		4.0

Total assets	$1,430.6	$1,359.2		$1,664.8

Property:
United States	$484.3	$450.0		$511.6
Europe	109.9	104.3		149.3
Other foreign	6.6	8.9		11.6

Total	$600.8	$563.2		$672.5

R.    Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information related to acquisitions accounted for under the purchase method for the ten months ended December 31, 2001, the two months ended February 28, 2001 and the years ended December 31, 2000 and 1999:

	1999	2000	Two Months Ended February 28, 2001	Ten Months Ended December 31, 2001
	(in millions)
Estimated fair value of tangible assets acquired	$5.2	$1.4	$—	$1,091.8
Liabilities assumed	—	—	—	(294.4)
Goodwill and identifiable intangible assets acquired	14.4	10.2	—	565.7
Less: Seller Note issued by the Company	—	—	—	(172.0)

Net cash paid, including fees and expenses	$19.6	$11.6	$—	$1,191.1

Interest paid (net of amount capitalized)	$3.3	$3.6	$0.7	$57.0

Income taxes paid	$—	$—	$—	$4.8

S.    Stock Options

Stock Option Plan of Noveon International, Inc.

        Certain eligible employees of the Subsidiary participate in the Company's Stock Option Plan (the "Plan"). Options granted by the Company vest on each of the first five anniversaries of the grant date at 20% per year subject to continued employment. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100% of market value, as determined by the Board of Directors of the Company, on the date of grant.

        Pro forma information regarding net income is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method described within that statement. The fair value for these options was estimated using the Black-Scholes pricing method with the following weighted-average assumptions: (1) a risk-free interest rate of 5.8%; (2) a dividend yield of 0.0%; (3) an expected volatility percentage of 37.2%; and (4) an expected life of the options of 7.0 years. The option pricing method requires the input of highly subjective assumptions that can materially affect the fair value estimate. The weighted-average fair value of stock options granted by the Company during 2001 was $42.24.

        For purposes of the pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma SFAS 123 net loss and net loss per share would have been as follows for the ten months ended December 31, 2001:

(in millions, except per share amounts)	Net Loss	Basic Loss Per Common Share	Diluted Loss Per Common Share
As reported	$(39.7)	$(11.17)	$(11.17)
Pro forma	(40.7)	(11.45)	(11.45)

        The effects of applying SFAS No. 123 may not be representative of the effects on reportable net income (loss) in future years.

        The Company's stock option activity is as follows for the ten months ended December 31, 2001:

	Options	Weighted Average Exercise Price
	(Options in thousands)
Outstanding at March 1, 2001:	—	$—
Granted	323.0	128.57
Exercised	—	—
Forfeited	(10.0)	128.57

Outstanding at December 31, 2001	313.0	$128.57

        No options were exercisable at December 31, 2001.

Goodrich's Stock Option Plan

        As an operating segment of Goodrich, Performance Materials had no employee stock option plan; however, certain eligible employees of Performance Materials participated in BFGoodrich's Stock Option Plan (the "Plan"). Generally, options granted by Goodrich were exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100% of market value (as defined) on the date of grant.

        Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if Goodrich had accounted for its employee stock options under the fair value method described within that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	1999	2000
Risk-free interest rate (%)	6.7	5.0
Dividend yield (%)	3.5	3.4
Volatility factor (%)	36.0	37.5
Weighted average expected life of the options (years)	7.0	7.0

        The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted by Goodrich during 2000 and 1999 were $8.65 and $12.13, respectively.

        Goodrich disclosed pro forma expense of $5.3 million and $12.3 million in 2000 and 1999, respectively. These amounts related primarily to stock options. At December 31, 2000 and 1999, employees of Performance Materials had 1,245,442 and 931,093 stock options outstanding, respectively; which represented approximately 14.6% and 11.9%, respectively, of total outstanding options of Goodrich. Using the ratio of options held by Performance Materials' employees to total options outstanding for Goodrich, the Company's pro forma SFAS 123 net income would have been $0.8 million and $1.5 million lower than that reported in 2000 and 1999, respectively.

        The Stock Option Plan of BFGoodrich also provides that shares of common stock may be awarded as phantom performance shares to certain key executives having a critical impact on long-term performance.

        Dividends are earned on phantom shares and are reinvested in additional phantom shares. Under this plan, compensation expense is recorded based on the extent performance objectives are expected to be met. During 2000 and 1999, Goodrich issued 172,400 and 83,253 phantom performance shares to employees of Performance Materials, respectively. During 2000 and 1999, 10,800 and 3,024 performance shares, respectively, were forfeited by employees of Performance Materials. In 2000 and 1999, $(0.1) million and $0.9 million, respectively, were charged to (income) expense for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 2000 and 1999 would have been $23.12 and $35.66 per share, respectively.

        In 2000, a final pro rata payout (approximately 33,000 shares for employees of Performance Materials) of the 1998 and 1999 performance share awards was made in connection with the Company's adoption of new performance measures. In 1999, a partial payout (approximately 23,000 shares for employees of Performance Materials) of the 1998 performance share awards was made under change in control provisions as a result of Goodrich's merger with Coltec Industries Inc.

T.    Related Party Transactions

        In connection with the Acquisition, AEA and affiliates of Credit Suisse First Boston Corporation ("CSFB") and DB, the initial purchases of the notes, provided acquisition advisory services. At the closing, AEA and an affiliate of CSFB and an affiliate of DB received $8.8 million, $5.5 million and $1.7 million, respectively, for these services. In addition, direct expenses of $1.3 million, $0.5 million and $0.1 million, respectively, were reimbursed to them. All of these amounts have been considered in the purchase price allocation.

        Affiliates of CSFB and DB were each arrangers and agents of the new credit facilities and received customary fees in connection with these credit facilities. CSFB is an affiliate of DLJMB. DLJMB and DB are stockholders of the Company.

        CSFB and DB are each initial purchasers of the notes and received fees in connection with their initial purchase.

        Total debt financing fees in connection with the Acquisition paid to affiliates of CSFB and DB were $10.4 million and $19.6 million, respectively.

        The Subsidiary entered into management agreements with each of AEA and affiliates of DLJMB and DB. Under the management agreements, the Subsidiary will pay AEA, DLJMB and DB an annual fee of $1.9 million, $1.1 million and $0.5 million, respectively, plus reasonable out-of-pocket expenses as compensation for the appointed directors, various advisory and consulting services and for monitoring and management costs, as applicable. In addition, the Subsidiary agreed to indemnify AEA, DLJMB and DB and their respective affiliates for liabilities arising from their actions under the management agreements. The management agreements will remain in effect for as long as the stockholders agreement is in effect.

        The Subsidiary entered into an advisory services agreement, dated as of February 5, 2001, with CSFB. Under the advisory services agreement, the Subsidiary will pay CSFB an annual fee of $0.5 million plus reasonable out-of-pocket expenses as compensation for strategic and financial planning advisory services. In addition, the Subsidiary agreed to indemnify CSFB and its respective affiliates for liabilities arising from their actions under the advisory services agreement.

        For the ten months ended December 31, 2001, the Subsidiary recognized management fee expense of $3.3 million.

        The Company sponsors an employee stock purchase plan which provides for certain employees of the Company to purchase shares of the Company's common stock at a purchase price determined by the board of directors. During the ten months ended December 31, 2001, employees purchased approximately 50,000 shares for an aggregate price of $5.0 million equal to the fair value of the shares as determined by the board of directors. The Company's CEO purchased $1.0 million of common stock under the plan in exchange for a full recourse note. The note carries interest at 7% and is due on November 30, 2011. The note is included as a separate component of stockholders' equity on the consolidated balance sheet at December 31, 2001.

U.    Commitments and Contingencies

        The Company and its subsidiaries have numerous purchase commitments for materials, supplies and energy incident to the ordinary course of business.

Contingencies

        General—There are pending or threatened against the Company or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and product liability claims, should not have a material effect on the Company's consolidated financial position, results of operations, or cash flows. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

        Environmental—The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (EPA), or similar state agencies, in connection with several sites.

        The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current laws and regulations will not have a material adverse effect on its capital expenditures, earnings, competitive position, or cash flows.

        The Company's environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

        At December 31, 2001, the Company had recorded total liabilities of $23.7 million, to cover future environmental expenditures. Goodrich has indemnified the Company for environmental liabilities estimated to be $12.5 million. Accordingly, the current portion of the environmental obligation of $3.0 million is recorded in accrued expenses and $3.2 million is recorded in accounts receivable. Approximately $20.7 million is included in non-current liabilities and $9.3 million is included in other non-current assets, reflecting the recovery due from Goodrich. At December 31, 2000, the Predecessor Company had recorded in accrued expenses and in other non-current liabilities a total of $47.6 million to cover future environmental expenditures. These amounts are recorded on an undiscounted basis.

        The following table summarizes the activity in the environmental liability from December 31, 2000 to December 31, 2001 (dollars in millions):

Balance at December 31, 2000	$47.6
Payments from January 1, 2001 to February 28, 2001	(0.7)

Balance at February 28, 2001 before transfer of liabilities to Goodrich in closing	46.9
Environmental liabilities of sites retained by Goodrich	(23.7)

Total environmental liability at March 1, 2001	23.2
Payments from March 1, 2001 to December 31, 2001	(0.2)
Revisions of enviromental liabilities recorded in the opening balance sheet	0.7
Balance at December 31, 2001	$23.7

        The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not have a material adverse effect on the Company's results of operations, financial position or cash flows in a given period.

V.    Guarantor and Non-Guarantor Subsidiary Information

        The Company as presented herein represents the Subsidiary, Noveon, Inc. (or the Predecessor Company for periods prior to March 1, 2001), exclusive of its guarantor subsidiaries and its non-guarantor subsidiaries. The financial position, results of operations and cash flows of Noveon International, Inc. are not included in the guarantor and non-guarantor subsidiary information.

        The Company's domestic subsidiaries, all of which are directly or indirectly wholly-owned, are the only guarantors of the 11% Senior Subordinated Notes. The guarantees are full, unconditional and joint and several. Separate financial statements of these guarantor subsidiaries are not presented as management has determined that they would not be material to investors.

        The Company's foreign subsidiaries are not guarantors of the 11% Senior Subordinated Notes. Summarized consolidating financial information for the Company, the guarantor subsidiaries, and the non-guarantor, foreign subsidiaries is as follows:

	Ten Months Ended December 31, 2001
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$536.4	$150.1	$265.8	$(75.9)	$876.4
Cost of sales	362.8	136.9	204.3	(75.9)	628.1

Gross profit	173.6	13.2	61.5	—	248.3
Selling and administrative expenses	109.7	9.2	41.6	—	160.5
Amortization expense	10.6	7.6	8.3	—	26.5
Consolidation costs	3.1	—	—	—	3.1

Operating income	50.2	(3.6)	11.6	—	58.2
Interest income (expense)—net	(73.4)	1.6	(1.7)	—	(73.5)
Other income (expense)—net	(0.1)	0.1	(0.7)	—	(0.7)

Income (loss) before income taxes	(23.3)	(1.9)	9.2	—	(16.0)
Income tax (expense) benefit	—	—	(4.6)	—	(4.6)

Net income (loss)	$(23.3)	$(1.9)	$4.6	$—	$(20.6)

	December 31, 2001
Balance Sheet Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Current assets
Cash and cash equivalents	$94.6	$0.3	$25.1	$—	$120.0
Accounts and notes receivable	62.8	20.1	50.9	—	133.8
Inventories	74.5	30.7	35.0	—	140.2
Prepaid expenses and other current assets	1.5	0.8	2.2	—	4.5

Total current assets	233.4	51.9	113.2	—	398.5
Property, plant and equipment, net	416.0	95.6	160.9	—	672.5
Goodwill—net	241.8	—	105.1	—	346.9
Identifiable intangible assets—net	1.5	128.4	62.1	—	192.0
Intercompany receivables	443.7	—	63.5	(507.2)	—
Investment in subsidiaries	252.6	328.9	—	(581.5)	—
Other assets	39.5	10.0	2.4	—	51.9

Total assets	$1,628.5	$614.8	$507.2	$(1,088.7)	$1,661.8

Current liabilities
Short-term bank debt	$—	$—	$1.3	$—	$1.3
Accounts payable	59.3	10.4	27.4	—	97.1
Accrued expenses	60.2	7.9	6.1	—	74.2
Income taxes payable	—	—	1.0	—	1.0
Current maturities of debt	23.2	—	—	—	23.2

Total current liabilities	142.7	18.3	35.8	—	196.8
Long-term debt	876.2	—	—	—	876.2
Postretirement benefits other than pensions	4.6	0.7	—	—	5.3
Accrued pensions	22.1	7.4	3.3	—	32.8
Deferred income taxes	—	—	24.6	—	24.6
Accrued environmental	1.3	19.4	—	—	20.7
Intercompany payables	70.5	339.7	97.0	(507.2)	—
Other non-current liabilities	7.4	—	1.8	—	9.2

Total liabilities	1,124.8	385.5	162.5	(507.2)	1,165.6
Stockholder's equity
Paid in capital	527.0	—	—	—	527.0
Capital stock of subsidiaries	—	231.2	350.3	(581.5)	—
Retained earnings (deficit)	(23.3)	(1.9)	4.6	—	(20.6)
Accumulated other comprehensive loss	—	—	(10.2)	—	(10.2)

Total stockholder's equity	503.7	229.3	344.7	(581.5)	496.2

Total liabilities and stockholder's equity	$1,628.5	$614.8	$507.2	$(1,088.7)	$1,661.8

	Ten Months Ended December 31, 2001
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash provided by operating activities	$112.3	$6.6	$35.0	$—	$153.9
Investing activities:
Purchases of property, plant and equipment	(14.8)	(6.3)	(7.4)	—	(28.5)
Proceeds from sale of property and business	0.9	—	—	—	0.9
Payments made in connection with acquisitions; net of cash acquired	(1,191.1)	—	—	—	(1,191.1)

Net cash used by investing activities	(1,205.0)	(6.3)	(7.4)	—	(1,218.7)
Financing activities:
Decrease in short-term debt	—	—	(25.8)	—	(25.8)
Proceeds from issuance of long-term debt	910.0	—	—	—	910.0
Repayments of long-term debt	(8.5)	—	—	—	(8.5)
Proceeds from sale of receivables, net	—	—	(1.9)	—	(1.9)
Debt issuance costs	(44.4)	—	—	—	(44.4)
Equity contribution from stockholder	355.0	—	—	—	355.0
Intercompany transfers	(24.8)	—	24.8	—	—

Net cash provided (used) by financing activities	1,187.3	—	(2.9)	—	1,184.4
Effect of exchange rate changes on cash and cash equivalents	—	—	0.4	—	0.4

Increase in cash and cash equivalents	94.6	0.3	25.1	—	120.0
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$94.6	$0.3	$25.1	$—	$120.0

	Two Months Ended February 28, 2001
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$120.2	$26.9	$56.7	$(16.8)	$187.0
Cost of sales	85.6	26.0	42.5	(16.8)	137.3

Gross profit	34.6	0.9	14.2	—	49.7
Selling and administrative expenses	25.0	1.7	8.5	—	35.2
Amortization expense	1.2	2.4	0.4	—	4.0

Operating income (loss)	8.4	(3.2)	5.3	—	10.5
Interest income (expense)—net	0.3	0.7	(0.4)	—	0.6
Other (expense)—net	(1.0)	—	(0.5)	—	(1.5)

Income (loss) before income taxes	7.7	(2.5)	4.4	—	9.6
Income tax (expense) benefit	(3.0)	0.6	(1.6)	—	(4.0)

Net income (loss)	$4.7	$(1.9)	$2.8	$—	$5.6

	Two Months Ended February 28, 2001
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash used by operating activities	$(10.7)	$(10.6)	$(10.3)	$—	$(31.6)
Investing activities:
Purchases of property, plant and equipment	(5.2)	(0.7)	(1.7)	—	(7.6)

Net cash used by investing activities	(5.2)	(0.7)	(1.7)	—	(7.6)
Financing activities:
Decrease in short-term debt	—	—	(3.7)	—	(3.7)
Proceeds from sale of receivables, net	—	—	0.5	—	0.5
Transfers from Goodrich	15.9	11.2	13.6	—	40.7

Net cash provided by financing activities	15.9	11.2	10.4	—	37.5

Decrease in cash and cash equivalents	—	(0.1)	(1.6)	—	(1.7)
Cash and cash equivalents at beginning of period	0.1	0.2	15.4	—	15.7

Cash and cash equivalents at end of period	$0.1	$0.1	$13.8	$—	$14.0

	December 31, 2000
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$772.5	$170.3	$331.7	$(106.8)	$1,167.7
Cost of sales	523.6	150.9	250.9	(105.9)	819.5

Gross profit	248.9	19.4	80.8	(0.9)	348.2
Selling and administrative expenses	144.8	9.1	47.2	—	201.1
Amortization expense	8.2	14.5	1.7	—	24.4
Consolidation costs	38.8	—	1.7	—	40.5

Operating income (loss)	57.1	(4.2)	30.2	(0.9)	82.2
Interest income (expense)—net	1.9	3.4	(0.9)	—	4.4
Other income (expense)—net	0.8	—	(1.2)	—	(0.4)

Income (loss) before income taxes	59.8	(0.8)	28.1	(0.9)	86.2
Income tax (expense) benefit	(24.6)	(2.1)	(9.5)	0.3	(35.9)

Net income (loss)	$35.2	$(2.9)	$18.6	$(0.6)	$50.3

	December 31, 2000
Balance Sheet Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Current assets
Cash and cash equivalents	$0.1	$0.2	$15.4	$—	$15.7
Accounts and notes receivable	109.9	15.0	56.7	—	181.6
Inventories	87.8	33.2	50.3	(3.9)	167.4
Deferred income taxes	17.1	(1.1)	—	—	16.0
Prepaid expenses and other current assets	1.0	0.5	3.3	—	4.8

Total current assets	215.9	47.8	125.7	(3.9)	385.5
Property, plant and equipment, net	344.4	105.6	113.2	—	563.2
Prepaid pension	19.3	6.4	—	—	25.7
Goodwill—net	86.8	192.6	27.6	—	307.0
Identifiable intangible assets—net	6.9	50.9	1.1	—	58.9
Intercompany receivables	104.5	87.1	125.9	(317.5)	—
Investment in subsidiaries	511.5	47.8	—	(559.3)	—
Other assets	23.0	0.7	(4.8)	—	18.9

Total assets	$1,312.3	$538.9	$388.7	$(880.7)	$1,359.2

Current liabilities
Short-term bank debt	$—	$0.1	$29.0	$—	$29.1
Accounts payable	75.9	13.0	31.7	—	120.6
Accrued expenses	56.8	13.3	7.8	—	77.9
Income taxes payable	34.5	(6.6)	9.5	(0.3)	37.1
Current maturities of long-term debt	—	—	0.9	—	0.9

Total current liabilities	167.2	19.8	78.9	(0.3)	265.6
Postretirement benefits other than pensions	61.4	7.1	—	—	68.5
Accrued pensions	3.6	1.2	0.9	—	5.7
Deferred income taxes	46.9	18.3	—	—	65.2
Accrued environmental	0.2	38.1	—	—	38.3
Intercompany payables	124.9	60.4	132.2	(317.5)	—
Other non-current liabilities	1.5	0.6	3.4	—	5.5

Total liabilities	405.7	145.5	215.4	(317.8)	448.8
BFGoodrich investment	906.6	1.8	5.6	(3.6)	910.4
Capital stock of subsidiaries	—	391.6	167.7	(559.3)	—

Total liabilities and BFGoodrich investment	$1,312.3	$538.9	$388.7	$(880.7)	$1,359.2

	Year Ended December 31, 2000
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash provided by operating activities	$132.7	$14.6	$33.6	$—	$180.9
Investing activities:
Purchases of property, plant and equipment	(31.9)	(13.7)	(18.4)	—	(64.0)
Proceeds from sale of property and business	0.3	—	—	—	0.3
Payments made in connection with acquisitions, net of cash acquired	(11.6)	—	—	—	(11.6)

Net cash used by investing activities	(43.2)	(13.7)	(18.4)	—	(75.3)
Financing activities:
Decrease in short-term debt	—	—	(11.3)	—	(11.3)
Repayment of long-term debt	—	—	(0.3)	—	(0.3)
Proceeds from sale of receivables, net	—	—	(1.9)	—	(1.9)
Transfers (to)/from Goodrich	(89.8)	(1.0)	4.1	—	(86.7)

Net cash used by financing activities	(89.8)	(1.0)	(9.4)	—	(100.2)
Effect of exchange rate changes on cash and cash equivalents	—	—	(0.3)	—	(0.3)

Net increase (decrease) in cash and cash equivalents	(0.3)	(0.1)	5.5	—	5.1
Cash and cash equivalents at beginning of year	0.4	0.3	9.9	—	10.6

Cash and cash equivalents at end of year	$0.1	$0.2	$15.4	$—	$15.7

	Year Ended December 31, 1999
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$789.7	$191.9	$336.6	$(100.5)	$1,217.7
Cost of sales	514.5	162.0	255.5	(99.8)	832.2

Gross profit	275.2	29.9	81.1	(0.7)	385.5
Selling and administrative expenses	158.2	12.5	47.5	—	218.2
Amortization expense	6.8	15.8	2.0	—	24.6
Consolidation costs	37.3	—	—	—	37.3

Operating income (loss)	72.9	1.6	31.6	(0.7)	105.4
Interest income (expense)—net	1.0	3.6	(4.1)	—	0.5
Other income (expense)—net	—	0.1	(1.6)	—	(1.5)

Income (loss) before income tax	73.9	5.3	25.9	(0.7)	104.4
Income tax (expense) benefit	(28.2)	(4.2)	(10.2)	0.3	(42.3)

Net income (loss)	$45.7	$1.1	$15.7	$(0.4)	$62.1

	Year Ended December 31, 1999
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash provided by operating activities	$85.5	$34.7	$35.9	$—	$156.1
Investing activities:
Purchases of property, plant and equipment	(37.6)	(15.1)	(26.9)	—	(79.6)
Proceeds from sale of property and business	—	—	1.9	—	1.9
Payments made in connection with acquisitions, net of cash acquired	(19.6)	—	—	—	(19.6)

Net cash used by investing activities	(57.2)	(15.1)	(25.0)	—	(97.3)
Financing activities:
Decrease in short-term debt	—	—	(21.4)	—	(21.4)
Repayment of long-term debt	—	—	(4.7)	—	(4.7)
Proceeds from sale of receivables, net	—	—	0.2	—	0.2
Transfers (to)/from Goodrich	(28.0)	(20.2)	19.7	—	(28.5)

Net cash used by financing activities	(28.0)	(20.2)	(6.2)	—	(54.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	(0.4)	—	(0.4)

Net increase (decrease) in cash and cash equivalents	0.3	(0.6)	4.3	—	4.0
Cash and cash equivalents at beginning of year	0.1	0.9	5.6	—	6.6

Cash and cash equivalents at end of year	$0.4	$0.3	$9.9	$—	$10.6

W.    Quarterly Financial Data (Unaudited)

      Summary data relating to the results of operations for each quarter for the twelve months ended December 31, 2001 and the year ended December 31, 2000 follows:

	BFGoodrich Performance Materials	Noveon International, Inc.
	Two Months Ended February 28	One Month Ended March 31	Second Quarter	Third Quarter	Fourth Quarter
		(in millions)
2001
Net sales	$187.0	$95.8	$271.1	$262.4	$247.1
Gross profit	49.7	27.8	70.7	70.8	79.0
Operating income	10.5	9.4	12.7	15.0	21.1
Net income (loss)	5.6	(2.5)	(12.4)	(11.7)	(13.1)
	BFGoodrich Performance Materials
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)
2000
Net sales	$307.7	$298.4	$284.9	$276.7
Gross profit	93.5	89.3	84.2	81.2
Operating income (loss)	35.7	32.6	27.4	(13.5)
Net income (loss)	21.2	15.6	20.8	(7.3)

        The fourth quarter of 2000 includes a $40.5 million charge for consolidation costs.

NOVEON INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in millions, except per share amounts)
(unaudited)

	Three Months Ended June 30,
	2001	2002
Sales	$271.1	$280.9
Cost of sales	200.4	186.3

Gross profit	70.7	94.6
Selling and administrative expenses	48.9	51.3
Amortization expense	8.4	3.3
Consolidation costs	0.7	1.7

Operating income	12.7	38.3
Interest (expense)—net	(28.8)	(25.5)
Other income (expense)—net	(1.0)	1.3

Income (loss) before income taxes	(17.1)	14.1
Income tax (expense) benefit	6.4	(3.4)

Net income (loss)	$(10.7)	$10.7

Basic income (loss) per common share	$(3.01)	$2.97

Diluted income (loss) per common share	$(3.01)	$2.97

Weighted average common shares outstanding:
Basic	3,550,000	3,600,297

Diluted	3,550,000	3,600,297

See notes to condensed consolidated financial statements.

NOVEON INTERNATIONAL, INC.
and
BFGOODRICH PERFORMANCE MATERIALS
(The Predecessor Company and a Segment of The BFGoodrich Company)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in millions, except per share amounts)

	BFGoodrich Performance Materials	Noveon International, Inc.
	Two Months Ended February 28, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
		(unaudited)
Sales	$187.0	$366.9	$540.3
Cost of sales	137.3	268.4	363.4

Gross profit	49.7	98.5	176.9
Selling and administrative expenses	35.2	64.7	100.4
Amortization expense	4.0	11.0	7.0
Consolidation costs	—	0.7	1.8

Operating income	10.5	22.1	67.7
Interest income (expense)—net	0.6	(40.4)	(50.9)
Other income (expense)—net	(1.5)	(1.7)	1.2

Income (loss) before income taxes	9.6	(20.0)	18.0
Income tax (expense) benefit	(4.0)	7.4	(4.9)

Net income (loss)	$5.6	$(12.6)	$13.1

Basic income (loss) per common share		$(3.55)	$3.64

Diluted income (loss) per common share		$(3.55)	$3.64

Weighted average common shares outstanding:
Basic		3,550,000	3,600,331

Diluted		3,550,000	3,600,331

See notes to condensed consolidated financial statements.

NOVEON INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET
(dollars in millions)

	December 31, 2001	June 30, 2002
		(unaudited)
Current assets
Cash and cash equivalents	$124.0	$138.9
Accounts and notes receivable, less allowances for doubtful receivables ($8.7 and $8.9 at December 31, 2001 and June 30, 2002, respectively)	133.8	158.2
Inventories	140.2	135.0
Prepaid expenses and other current assets	4.5	8.0

Total current assets	402.5	440.1
Property, plant and equipment—net	672.5	657.0
Goodwill—net	346.9	369.4
Identifiable intangible assets—net	192.0	186.2
Other assets	50.9	45.9

Total assets	$1,664.8	$1,698.6

Current liabilities
Short-term bank debt	$1.3	$0.2
Accounts payable	97.1	101.4
Accrued expenses	81.1	81.7
Income taxes payable	1.0	4.0
Current maturities of long-term debt	23.2	23.9

Total current liabilities	203.7	211.2
Long-term debt	1,059.4	1,059.5
Postretirement benefits other than pensions	5.3	5.4
Accrued pensions	32.8	35.0
Deferred income taxes	24.6	26.0
Accrued environmental	20.7	20.7
Other non-current liabilities	9.2	12.0
Stockholders' equity
Common stock	—	—
Paid in capital	360.0	360.0
Other	(1.0)	(1.0)
Retained earnings (deficit)	(39.7)	(26.6)
Accumulated other comprehensive loss	(10.2)	(3.6)

Total stockholders' equity	309.1	328.8

Total liabilities and stockholders' equity	$1,664.8	$1,698.6

See notes to condensed consolidated financial statements.

NOVEON INTERNATIONAL, INC.
and
BFGOODRICH PERFORMANCE MATERIALS
(The Predecessor Company and a Segment of The BFGoodrich Company)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in millions)

	BFGoodrich Performance Materials	Noveon International, Inc.
	Two Months Ended February 28, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
		(unaudited)
Operating activities
Net income (loss)	$5.6	$(12.6)	$13.1
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	14.4	35.7	40.1
Deferred income taxes	(5.2)	(10.4)	1.4
Debt issuance cost amortization in interest expense	—	3.8	2.8
Gain on early extinguishment of debt	—	—	(1.2)
Interest on seller note not paid in cash	—	7.5	12.4
Change in assets and liabilities, net of effects of acquisitions and dispositions of businesses	(46.4)	20.6	(5.9)

Net cash provided (used) by operating activities	(31.6)	44.6	62.7
Investing activities
Purchases of property, plant and equipment	(7.6)	(9.9)	(12.2)
Payments made in connection with acquisitions, net of cash acquired	—	(1,187.2)	(20.5)

Net cash (used) by investing activities	(7.6)	(1,197.1)	(32.7)
Financing activities
Decrease in short-term debt	(3.7)	(25.8)	(0.3)
Payments on long-term borrowings	—	—	(11.7)
Proceeds from issuance of long-term debt	—	910.0	—
Proceeds from sale of receivables, net	0.5	—	—
Debt issuance costs	—	(43.7)	—
Equity contribution from stockholders	—	355.0	—
Transfers from Goodrich	40.7	—	—
Payment on seller note	—	—	(4.8)

Net cash provided (used) by financing activities	37.5	1,195.5	(16.8)
Effect of exchange rate changes on cash and cash equivalents	—	(0.4)	1.7

Net increase (decrease) in cash and cash equivalents	(1.7)	42.6	14.9
Cash and cash equivalents at beginning of period	15.7	—	124.0

Cash and cash equivalents at end of period	$14.0	$42.6	$138.9

Non-cash transactions
Issuance of seller note	$—	$172.0	$—

Issuance of notes payable for interest payable	$—	$—	$11.9

See notes to condensed consolidated financial statements.

NOVEON INTERNATIONAL, INC.

Period of three and six months ended June 30, 2002
and three and four months ended June 30, 2001
and
BFGOODRICH PERFORMANCE MATERIALS
(The Predecessor Company and a Segment of The BFGoodrich Company)

Period of two months ended February 28, 2001

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A. Acquisitions

        Noveon International, Inc. (the "Company") owns 100% of Noveon, Inc. (the "Subsidiary"). The Company and Subsidiary commenced operations on March 1, 2001 through the acquisition on February 28, 2001 of certain assets and common stock of certain subsidiaries of the Performance Materials Segment of Goodrich.

        Pursuant to the Agreement for Sale and Purchase of Assets between BFGoodrich and the Company (the "Agreement"), the purchase price was subject to a post-closing working capital adjustment. On June 28, 2002, the Subsidiary entered into an agreement with Goodrich settling the working capital adjustment pursuant to which the Subsidiary paid Goodrich $14.5 million. The settlement payment and the costs associated with the settlement efforts have been reflected as an adjustment to the purchase price in the Company's financial statements and increased the goodwill associated with the acquisition.

        The following unaudited pro forma data summarize the results of operations for the six months ended June 30, 2001 as if the Company had been acquired as of the beginning of the period presented. The pro forma data give effect to actual operating results prior to the acquisition. Adjustments to interest expense, goodwill amortization and income taxes related to the acquisition are reflected in the pro forma data. In addition, the results of textile dyes, which were not part of the acquisition, are excluded from the pro forma results. These pro forma amounts (in millions) do not purport to be indicative of the results that would have actually been attained if the acquisition had occurred as of the beginning of the periods presented or that may be attained in the future.

Net sales	$552.8
Operating income	30.1
Net loss	(33.8)

        In May 2002 the Company's Consumer Specialties Segment purchased certain tangible assets of a Latin American personal care and pharmaceutical distributor. In June 2002 the Company's Performance Coatings Segment purchased certain tangible assets and technology of a coatings business.

B. Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month and six month periods ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

B. Basis of Presentation (Continued)

        The condensed consolidated statement of operations for the two months ended February 28, 2001 reflects the results of the Predecessor Company prior to the acquisition. The results for the Predecessor Company are not necessarily comparable to those of the Company because of the exclusion of certain businesses from the acquisition and changes in organizational structure, recorded asset values, cost structure and capitalization of the Company resulting from the acquisition.

        The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

C. New Accounting Standards

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," that requires the fair value of the liability for closure and removal costs associated with the resulting legal obligations upon retirement or removal of any tangible long-lived assets be recognized in the period in which it is incurred. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. The Company is required to adopt this statement January 1, 2003, the effect of which has not yet been determined.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Statement retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used," provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (i.e., abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." The Company adopted this statement effective January 1, 2002. The effect of adoption had no impact to the Company's consolidated financial condition or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections." In most cases, SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Upon adoption, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of Opinion 30 for such classification should be reclassified to conform with the provisions of SFAS No. 145. SFAS No. 145 also amends SFAS No. 13 to require certain modifications to capital leases to be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). The Company adopted this statement during the second quarter and has recorded a $1.2 million gain on early extinguishment of a portion of its seller notes within other income (expense)-net.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently considering the impact, if any, that this statement will have on the financial statements.

D. Inventories

        The components of inventory consist of the following:

	December 31, 2001	June 30, 2002
	(in millions)
Raw materials	$30.2	$32.6
Work in process	2.5	3.0
Finished products	107.5	99.4

	$140.2	$135.0

        At December 31, 2001 and June 30, 2002, LIFO inventory approximated replacement cost.

E. Goodwill and Other Intangible Assets

        The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," in July 2001. The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." SFAS No. 142 applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 in the Company's first quarter of 2002. During the second quarter of 2002, the Company performed the first of the required impairment tests of goodwill as of January 1, 2002. The Company has determined that no goodwill impairment has occurred.

        After giving effect to the elimination of goodwill amortization, as required by the provisions of SFAS No. 142, net income (loss) for the two months ended February 28, 2001, the three months ended June 30, 2001, and the four months ended June 30, 2001 would have been as follows:

	BFGoodrich Performance Materials	Noveon International, Inc.
	Two Months Ended February 28, 2001	Three Months Ended June 30, 2001	Four Months Ended June 30, 2001
	(dollars in millions)
Reported net income (loss)	$5.6	$(10.7)	$(12.6)
Goodwill amortization	3.0	4.5	6.0
Tax effect on amortization	—	(0.2)	(0.3)

Pro forma net income (loss)	$8.6	$(6.4)	$(6.9)

        Intangible assets that continue to be subject to amortization are comprised of the following at December 31, 2001:

(dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period
Technology	$156.9	$8.7	$148.2	15.0 years
Trademarks	46.3	2.5	43.8	15.0 years

Total	$203.2	$11.2	$192.0	15.0 years

        Intangible assets that continue to be subject to amortization are comprised of the following at June 30, 2002:

(dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period
Technology	$156.9	$14.0	$142.9	15.0 years
Trademarks	46.8	4.3	42.5	15.0 years
Non-compete agreements	0.8	—	0.8	4.3 years

Total	$204.5	$18.3	$186.2	15.0 years

        Amortization expense for the intangible assets subject to amortization was $3.3 million and $7.0 million, respectively, for the three and six months ended June 30, 2002. Amortization expense for the intangible assets subject to amortization was $3.9 million, $1.0 million, and $5.0 million, respectively, for the three months ended June 30, 2001, the two months ended February 28, 2001 and the four months ended June 30, 2001. Amortization expense is estimated to be approximately $14.0 million annually for the next five fiscal years.

        The changes in the carrying amount of goodwill during the six months ended June 30, 2002 are as follows:

(in millions)
Goodwill—net balance at January 1, 2002	$346.9
Finalization of purchase price allocation for acquisitions in 2001	20.0
Effect of acquisitions in 2002	2.5

Goodwill—net balance at June 30, 2002	$369.4

F. Income Taxes

        The provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method. For the four months ended June 30, 2001, the Company recorded a deferred tax benefit related to the losses incurred, as it anticipated that such losses would be offset by income during the remainder of 2001. However, subsequent to the second quarter of 2001, domestic losses continued throughout 2001. Under the provisions of SFAS No. 109, these cumulative losses provide substantial negative evidence regarding the realizability of deferred tax assets. As a result, a tax valuation allowance was recorded later in 2001 to offset the domestic income tax benefits recorded in the first six months of 2001.

        During the three and six months ended June 30, 2002, sufficient income was generated to realize certain of the deferred tax assets. As a result, income tax expense associated with income before income taxes for the three and six months ended June 30, 2002 has been significantly offset by the reversal of certain valuation allowance amounts to the extent of a reduction in cumulative domestic losses. As of June 30, 2002 the Company still has cumulative net operating losses since its inception for its domestic operations, and the Company intends to record tax valuation allowances for the balance of deferred tax assets until sufficient positive evidence (for example, cumulative positive domestic earnings and future taxable income) exists to support the reversal of the tax valuation allowances.

        Income (loss) before income taxes for the six months ended June 30, 2002, the four months ended June 30, 2001 and the two months ended February 28, 2001 as shown in the consolidated statement of operations consists of the following:

	Two Months Ended February 28, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
	(in millions)
Domestic	$5.7	$(31.8)	$2.9
Foreign	3.9	11.8	15.1

Total	$9.6	$(20.0)	$18.0

        A summary of income tax (expense) benefit for the six months ended June 30, 2002, the four months ended June 30, 2001 and the two months ended February 28, 2001 in the consolidated statement of operations is as follows:

	Two Months Ended February 28, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
	(in millions)
Current:
Federal	$(7.4)	$—	$—
Foreign	(1.6)	(2.6)	(3.0)
State	(.2)	—	—

	(9.2)	(2.6)	(3.0)
Deferred:
Federal	5.2	9.4	(0.2)
Foreign	—	(0.8)	(1.7)
State	—	1.4	—

	5.2	10.0	(1.9)

Total	$(4.0)	$7.4	$(4.9)

        The significant components of deferred income tax assets and liabilities at June 30, 2002 and December 31, 2001 are as follows:

	December 31, 2001	June 30, 2002
	(in millions)
Deferred income tax assets:
Pension accruals	$11.2	$11.2
Accrual for postretirement benefits other than pensions	1.9	2.0
Other nondeductible accruals	16.7	16.6
Reserve for environmental liabilities	10.0	10.0
Intangible amortization	—	0.7
Net operating loss carryovers and credits	19.3	24.8
Interest	5.9	9.7
Other	5.8	0.5

Total deferred income tax assets	70.8	75.5
Less valuation allowance	(41.5)	(40.6)
Net deferred income tax assets	29.3	34.9
Deferred income tax liabilities:
Property, plant and equipment	(41.8)	(48.6)
Intangible amortization	(0.8)	—
Inventory	(9.5)	(10.8)
Other	(1.8)	(1.5)

Total deferred income tax liabilities	(53.9)	(60.9)

Net deferred income taxes	$(24.6)	$(26.0)

        Management has determined, based on the Company's and Subsidiary's new capital structure and lack of prior earnings history based on this new structure, that it is uncertain that future taxable income of the Company will be sufficient enough to recognize certain of these net deferred tax assets. As a result, a valuation allowance of $40.6 million at June 30, 2002 has been established. This valuation allowance relates to net domestic deferred tax assets established in purchase accounting, acquired foreign net deferred tax assets associated with net operating losses and credits and deferred tax assets resulting from current year domestic and foreign tax net operating losses and credits. Any reversal of the valuation allowance that was established in purchase accounting would reduce goodwill.

        In determining the adequacy of the $40.6 million valuation allowance, management assessed the Company's profitability taking into account the present and anticipated amounts of domestic and international earnings as well as the anticipated taxable income as a result of the reversal of future taxable temporary differences. Therefore, management believes that sufficient book and taxable income will be generated to realize the benefit of the remaining net deferred tax assets of $34.9 million.

        The effective income tax rate for the six months ended June 30, 2002, the four months ended June 30, 2001 and the two months ended February 28, 2001 varied from the statutory federal income tax rate as follows:

	Percent of Pretax Income
	Two Months Ended February 28, 2001	Four Months Ended June 30, 2001	Six Months Ended June 30, 2002
Statutory federal income tax rate	35.0%	(35.0)%	35.0%
State and local taxes, net of federal benefit	1.6	(4.8)	0.1
Amortization of nondeductible goodwill	8.7	11.0	—
Tax exempt income from foreign sales	(3.1)	(3.4)	(1.2)
Foreign partnership losses	(7.4)	(2.2)	(4.5)
Differences in rates on consolidated foreign subsidiaries	2.2	(3.4)	(4.2)
Interest expense	—	2.5	4.5
Other items	4.7	(1.7)	1.9
Valuation allowance	—	—	(4.4)

Effective income tax rate	41.7%	(37.0)%	27.2%

G. Segment Information

        Consistent with the Company's focus on industries and end-use applications, its operations are organized into three reportable business segments: Consumer Specialties, Specialty Materials and Performance Coatings. In 2002 the Company changed the name of its Polymer Solutions segment to Specialty Materials.

        Segment operating income is total segment revenue reduced by operating expenses identifiable within that business segment. Consolidation costs are presented separately and corporate costs include general corporate administrative expenses that are not specifically identifiable with just one of the reportable business segments.

        As a result of the Company's evaluation of SFAS No. 142, certain segment allocations for amortization expense and intangible assets have been reclassified between the reporting segments. The effects of this reclassification on operating income, depreciation and amortization expense, and total assets are reflected in the following table summarizing business segment information for all periods presented:

	Three Months Ended June 30, 2001%		Three Months Ended June 30, 2002%
		(dollars in millions)
Sales
Consumer Specialties	$74.3	27.4%	$74.8	26.6%
Specialty Materials	97.2	35.9%	105.8	37.7%
Performance Coatings	99.6	36.7%	100.3	35.7%

Total sales	$271.1	100.0%	$280.9	100.0%

Gross profit
Consumer Specialties	$18.2	24.5%	$24.1	32.2%
Specialty Materials	28.9	29.7%	40.2	38.0%
Performance Coatings	23.6	23.7%	30.3	30.2%

Total gross profit	$70.7	26.1%	$94.6	33.7%

Operating income (loss)
Consumer Specialties	$8.0	10.8%	$14.1	18.9%
Specialty Materials	13.0	13.4%	23.5	22.2%
Performance Coatings	10.4	10.4%	18.2	18.1%
Corporate costs	(18.0)	(6.6)%	(15.8)	(5.6)%
Consolidation costs	(0.7)	(0.3)%	(1.7)	(0.6)%

Total operating income	$12.7	4.7%	$38.3	13.6%

	BFGoodrich Performance Materials		Noveon International, Inc.
	Two Months Ended February 28, 2001%		Four Months Ended June 30, 2001%		Six Months Ended June 30, 2002%
	(dollars in millions)
Sales
Consumer Specialties	$45.2	24.2%	$99.4	27.1%	$141.7	26.2%
Specialty Materials	73.1	39.1%	134.1	36.5%	203.9	37.7%
Performance Coatings	68.7	36.7%	133.4	36.4%	194.7	36.1%

Total sales	$187.0	100.0%	$366.9	100.0%	$540.3	100.0%

Gross profit
Consumer Specialties	$10.5	23.2%	$25.5	25.7%	$44.1	31.1%
Specialty Materials	25.6	35.0%	41.6	31.0%	76.2	37.4%
Performance Coatings	13.6	19.8%	31.4	23.5%	56.6	29.1%

Total gross profit	$49.7	26.6%	$98.5	26.8%	$176.9	32.7%

Operating income (loss)
Consumer Specialties	$2.1	4.6%	$12.3	12.4%	$24.7	17.4%
Specialty Materials	16.9	23.1%	21.0	15.7%	44.8	22.0%
Performance Coatings	3.2	4.7%	13.9	10.4%	33.3	17.1%
Corporate costs	(11.7)	(6.3)%	(24.4)	(6.7)%	(33.3)	(6.2)%
Consolidation costs	—	—	(0.7)	(0.2)%	(1.8)	(0.3)%

Total operating income	$10.5	5.6%	$22.1	6.0%	$67.7	12.5%

	December 31, 2001%		June 30, 2002%
	(dollars in millions)
Goodwill—net
Consumer Specialties	$102.3	29.5%	$111.7	30.2%
Specialty Materials	144.7	41.7%	151.4	41.0%
Performance Coatings	99.9	28.8%	106.3	28.8%

Total goodwill—net	$346.9	100.0%	$369.4	100.0%

	December 31, 2001%		June 30, 2002%
	(dollars in millions)
Assets
Consumer Specialties	$516.1	31.0%	$526.2	31.0%
Specialty Materials	657.3	39.5%	674.2	39.7%
Performance Coatings	487.4	29.3%	498.2	29.3%
Noveon International, Inc.	4.0	0.2%	—	—

Total assets	$1,664.8	100.0%	$1,698.6	100.0%

H. Comprehensive Income (Loss)

        Total comprehensive income (loss) consists of the following:

	BFGoodrich Performance Materials	Noveon International, Inc.
	Two Months Ended February 28, 2001	Three Months Ended June 30, 2001	Four Months Ended June 30, 2001	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
	(in millions)
Net income (loss)	$5.6	$(10.7)	$(12.6)	$10.7	$13.1
Net change related to cash flow hedges	—	0.2	0.2	(5.1)	(3.8)
Cumulative translation adjustment	2.6	(1.5)	(4.1)	11.4	10.4

Total comprehensive income (loss)	$8.2	$(12.0)	$(16.5)	$17.0	$19.7

I. Restructuring and Consolidation Costs

        To improve productivity in the electronics industry-related product lines, during the second quarter of 2002 the Company announced the consolidation of its static control manufacturing facilities into Malaysia and the closing of the Twinsburg, Ohio leased facility both of which will occur in the third quarter of 2002. In conjunction with this consolidation, the Company incurred personnel-related charges as well as closure costs related to this leased facility. The restructuring accrual is summarized below:

(in millions)	Balance January 1, 2002	Provision	Activity	Balance June 30, 2002
Personnel related costs	$—	$0.1	$—	$0.1
Facility closure costs	—	1.1	(0.7)	0.4

	$—	$1.2	$(0.7)	$0.5

In order to increase efficiency and productivity, reduce costs and support the Company's global growth strategy, the Company has reduced headcount at facilities throughout its global operations, restructured its colorants business in Cincinnati, Ohio, and discontinued its flush pigments and colorformers product lines in June 2001. Through these restructuring efforts, the Company will be eliminating approximately 480 positions. Approximately 80% of the affected employees have left their positions as of June 30, 2002. The restructuring accrual included in the purchase price allocation is summarized below:

(in millions)	Balance January 1, 2002	Provision	Activity	Balance June 30, 2002
Personnel related costs	$6.0	$—	$(1.8)	$4.2
Facility closure costs	0.7	—	(0.2)	0.5
Relocation and restructuring expense	—	0.5	(0.5)	—

	$6.7	$0.5	$(2.5)	$4.7

        Consolidation accruals relating to pre-acquisition restructuring plans at June 30, 2002 consisted of:

(in millions)	Balance January 1, 2002	Provision	Activity	Balance June 30, 2002
Personnel related costs	$0.2	$—	$(0.2)	$—
Relocation and restructuring expense	—	0.1	(0.1)	—

	$0.2	$0.1	$(0.3)	$—

J. Contingencies

General—There are pending or threatened against the Company or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and product liability claims should not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows. From time to time, the Company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

Environmental—The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (EPA), or similar state agencies, in connection with several sites.

        The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current laws and regulations will not have a material adverse effect on its capital expenditures, earnings, competitive position, or cash flows.

        The Company's environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

        At June 30, 2002, the Company had recorded total liabilities of $23.6 million to cover future environmental expenditures. Goodrich has indemnified the Company for environmental liabilities which the Company estimated to be $12.5 million. Accordingly, the current portion of the environmental obligation of $2.9 million is recorded in accrued expenses and $3.2 million is recorded in accounts receivable. Approximately $20.7 million is included in non-current liabilities and $9.3 million is included in other non-current assets, reflecting the recovery due from Goodrich. These amounts are recorded on an undiscounted basis.

        The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not have a material adverse effect on the Company's results of operations, financial position or cash flows in a given period.

K. Guarantor and Non-Guarantor Subsidiary Information

        The Company as presented herein represents the Subsidiary, Noveon, Inc. (or the Predecessor Company for periods prior to March 1, 2001), exclusive of its guarantor subsidiaries and its non-guarantor subsidiaries. The financial position, results of operations and cash flows of Noveon International, Inc. are not included in the guarantor and non-guarantor subsidiary information.

        The Company's domestic subsidiaries, all of which are directly or indirectly wholly-owned, are the only guarantors of the 11% Senior Subordinated Notes. The guarantees are full, unconditional and joint and several. Separate financial statements of these guarantor subsidiaries are not presented as management has determined that they would not be material to investors.

        The Company's foreign subsidiaries are not guarantors of the 11% Senior Subordinated Notes. Condensed consolidating financial information for the Company, the guarantor subsidiaries, and the non-guarantor, foreign subsidiaries is as follows:

	Three Months ended June 30, 2002
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$177.5	$44.7	$89.0	$(30.3)	$280.9
Cost of sales	114.5	37.5	64.6	(30.3)	186.3

Gross profit	63.0	7.2	24.4	—	94.6
Selling and administrative expenses	35.2	2.7	13.4	—	51.3
Amortization expense	—	2.2	1.1	—	3.3
Consolidation costs	1.7	—	—	—	1.7

Operating income	26.1	2.3	9.9	—	38.3
Interest income (expense)—net	(19.5)	0.4	(0.1)	—	(19.2)
Other income—net	—	0.1	—	—	0.1

Income before income taxes	6.6	2.8	9.8	—	19.2
Income tax expense	—	—	(3.4)	—	(3.4)

Net income	$6.6	$2.8	$6.4	$—	$15.8

	Six Months ended June 30, 2002
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$340.8	$86.1	$167.8	$(54.4)	$540.3
Cost of sales	220.5	73.1	124.2	(54.4)	363.4

Gross profit	120.3	13.0	43.6	—	176.9
Selling and administrative expenses	69.6	5.3	25.5	—	100.4
Amortization expense	0.1	4.7	2.2	—	7.0
Consolidation costs	1.7	—	0.1	—	1.8

Operating income	48.9	3.0	15.8	—	67.7
Interest income (expense)—net	(38.7)	0.7	(0.5)	—	(38.5)
Other income (expense)—net	—	0.2	(0.2)	—	—

Income before income taxes	10.2	3.9	15.1	—	29.2
Income tax expense	(0.1)	(0.1)	(4.7)	—	(4.9)

Net income	$10.1	$3.8	$10.4	$—	$24.3

	June 30, 2002
Balance Sheet Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Current assets
Cash and cash equivalents	$94.9	$0.2	$43.8	$—	$138.9
Accounts and notes receivable	68.4	24.0	65.8	—	158.2
Inventories	65.3	29.4	40.3	—	135.0
Prepaid expenses and other current assets	4.3	1.2	2.5	—	8.0

Total current assets	232.9	54.8	152.4	—	440.1
Property, plant and equipment—net	401.9	94.3	160.8	—	657.0
Goodwill, net	252.1	—	117.3	—	369.4
Identifiable intangible assets—net	2.5	123.9	59.8	—	186.2
Intercompany receivables	313.9	1.9	21.9	(337.7)	—
Investment in subsidiaries	439.2	48.9	—	(488.1)	—
Other assets	36.5	10.0	0.4	—	46.9

Total assets	$1,679.0	$333.8	$512.6	$(825.8)	$1,699.6

Current liabilities
Short-term bank debt	$—	$—	$0.2	$—	$0.2
Accounts payable	60.4	7.0	34.0	—	101.4
Accrued expenses	56.2	8.3	9.0	—	73.5
Income taxes payable	—	—	4.0	—	4.0
Current maturities of debt	23.9	—	—	—	23.9

Total current liabilities	140.5	15.3	47.2	—	203.0
Long-term debt	870.4	—	—	—	870.4
Postretirement benefits other than pensions	4.2	1.2	—	—	5.4
Accrued pensions	24.2	6.8	4.0	—	35.0
Deferred income taxes	—	—	26.0	—	26.0
Accrued environmental	1.3	19.4	—	—	20.7
Intercompany payables	114.6	148.9	74.2	(337.7)	—
Other non-current liabilities	10.0	—	2.0	—	12.0

Total liabilities	1,165.2	191.6	153.4	(337.7)	1,172.5
Stockholder's equity
Capital stock of subsidiaries	—	140.3	347.8	(488.1)	—
Paid in capital	527.0	—	—	—	527.0
Retained earnings (deficit)	(13.2)	1.9	15.0	—	3.7
Accumulated other comprehensive loss	—	—	(3.6)	—	(3.6)

Total stockholder's equity	513.8	142.2	359.2	(488.1)	527.1

Total liabilities and stockholder's equity	$1,679.0	$333.8	$512.6	$(825.8)	$1,699.6

	Six Months Ended June 30, 2002
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash provided by operating activities	$40.0	$2.2	$19.7	$—	$61.9
Investing activities:
Purchases of property, plant and equipment	(7.5)	(2.3)	(2.4)	—	(12.2)
Payments made in connection with acquisitions, net of cash acquired	(20.5)	—	—	—	(20.5)

Net cash used by investing activities	(28.0)	(2.3)	(2.4)	—	(32.7)
Financing activities:
Decrease in short-term debt	—	—	(0.3)	—	(0.3)
Payments on long-term borrowings	(11.7)	—	—	—	(11.7)

Net cash (used) by financing activities	(11.7)	—	(0.3)	—	(12.0)
Effect of exchange rate changes on cash and cash equivalents	—	—	1.7	—	1.7

Increase (decrease) in cash and cash equivalents	0.3	(0.1)	18.7	—	18.9
Cash and cash equivalents at beginning of period	94.6	0.3	25.1	—	120.0

Cash and cash equivalents at end of period	$94.9	$0.2	$43.8	$—	$138.9

	Three Months Ended June 30, 2001
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$165.1	$48.5	$81.2	$(23.7)	$271.1
Cost of sales	119.7	45.2	59.2	(23.7)	200.4

Gross profit	45.4	3.3	22.0	—	70.7
Selling and administrative expenses	35.6	2.6	10.7	—	48.9
Amortization expense	8.4	—	—	—	8.4
Consolidation costs	0.7	—	—	—	0.7

Operating income	0.7	0.7	11.3	—	12.7
Interest income (expense)—net	(23.0)	0.5	(0.7)	—	(23.2)
Other (expense)—net	(0.9)	—	(0.1)	—	(1.0)

Income (loss) before income taxes	(23.2)	1.2	10.5	—	(11.5)
Income tax (expense) benefit	7.3	—	(2.7)	—	4.6

Net income (loss)	$(15.9)	$1.2	$7.8	$—	$(6.9)

	Two Months Ended February 28, 2001
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$120.2	$26.9	$56.7	$(16.8)	$187.0
Cost of sales	85.6	26.0	42.5	(16.8)	137.3

Gross profit	34.6	0.9	14.2	—	49.7
Selling and administrative expenses	25.0	1.7	8.5	—	35.2
Amortization expense	1.2	2.4	0.4	—	4.0

Operating income (loss)	8.4	(3.2)	5.3	—	10.5
Interest income (expense)—net	0.3	0.7	(0.4)	—	0.6
Other (expense)—net	(1.0)	—	(0.5)	—	(1.5)

Income (loss) before income taxes	7.7	(2.5)	4.4	—	9.6
Income tax (expense) benefit	(3.0)	0.6	(1.6)	—	(4.0)

Net income (loss)	$4.7	$(1.9)	$2.8	$—	$5.6

	Four Months Ended June 30, 2001
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Sales	$226.1	$63.3	$110.1	$(32.6)	$366.9
Cost of sales	162.3	59.2	79.5	(32.6)	268.4

Gross profit	63.8	4.1	30.6	—	98.5
Selling and administrative expenses	45.0	4.6	15.1	—	64.7
Amortization expense	11.0	—	—	—	11.0
Consolidation costs	0.7	—	—	—	0.7

Operating income (loss)	7.1	(0.5)	15.5	—	22.1
Interest income (expense)—net	(32.4)	0.7	(1.2)	—	(32.9)
Other (expense)—net	(1.2)	—	(0.5)	—	(1.7)

Income (loss) before income taxes	(26.5)	0.2	13.8	—	(12.5)
Income tax (expense) benefit	8.8	(0.1)	(3.7)	—	5.0

Net income (loss)	$(17.7)	$0.1	$10.1	$—	$(7.5)

	Two Months Ended February 28, 2001
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash (used) by operating activities	$(10.7)	$(10.6)	$(10.3)	$—	$(31.6)
Investing activities:
Purchases of property, plant and equipment	(5.2)	(0.7)	(1.7)	—	(7.6)

Net cash (used) by investing activities	(5.2)	(0.7)	(1.7)	—	(7.6)
Financing activities:
Decrease in short-term debt	—	—	(3.7)	—	(3.7)
Proceeds from sale of receivables, net	—	—	0.5	—	0.5
Transfers from Goodrich	15.9	11.2	13.6	—	40.7

Net cash provided by financing activities	15.9	11.2	10.4	—	37.5

Decrease in cash and cash equivalents	—	(0.1)	(1.6)	—	(1.7)
Cash and cash equivalents at beginning of period	0.1	0.2	15.4	—	15.7

Cash and cash equivalents at end of period	$0.1	$0.1	$13.8	$—	$14.0

	December 31, 2001
Balance Sheet Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Current assets
Cash and cash equivalents	$94.6	$0.3	$25.1	$—	$120.0
Accounts and notes receivable	62.8	20.1	50.9	—	133.8
Inventories	74.5	30.7	35.0	—	140.2
Prepaid expenses and other current assets	1.5	0.8	2.2	—	4.5

Total current assets	233.4	51.9	113.2	—	398.5
Property, plant and equipment, net	416.0	95.6	160.9	—	672.5
Goodwill — net	241.8	—	105.1	—	346.9
Identifiable intangible assets — net	1.5	128.4	62.1	—	192.0
Intercompany receivables	443.7	—	63.5	(507.2)	—
Investment in subsidiaries	252.6	328.9	—	(581.5)	—
Other assets	39.5	10.0	2.4	—	51.9

Total assets	$1,628.5	$614.8	$507.2	$(1,088.7)	$1,661.8

Current liabilities
Short-term bank debt	$—	$—	$$1.3	$—	$$1.3
Accounts payable	59.3	10.4	27.4	—	97.1
Accrued expenses	60.2	7.9	6.1	—	74.2
Income taxes payable	—	—	1.0	—	1.0
Current maturities of debt	23.2	—	—	—	23.2

Total current liabilities	142.7	18.3	35.8	—	196.8
Long-term debt	876.2	—	—	—	876.2
Postretirement benefits other than pensions	4.6	0.7	—	—	5.3
Accrued pensions	22.1	7.4	3.3	—	32.8
Deferred income taxes	—	—	24.6	—	24.6
Accrued environmental	1.3	19.4	—	—	20.7
Intercompany payables	70.5	339.7	97.0	(507.2)	—
Other non-current liabilities	7.4	—	1.8	—	9.2

Total liabilities	1,124.8	385.5	162.5	(507.2)	1,165.6
Stockholder's equity
Capital stock of subsidiaries	—	231.2	350.3	(581.5)	—
Paid in capital	527.0	—	—	—	527.0
Retained earnings (deficit)	(23.3)	(1.9)	4.6	—	(20.6)
Accumulated other comprehensive loss	—	—	(10.2)	—	(10.2)

Total stockholder's equity	503.7	229.3	344.7	(581.5)	496.2

Total liabilities and stockholder's equity	$1,628.5	$614.8	$507.2	$(1,088.7)	$1,661.8

	Four Months Ended June 30, 2001
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
	(in millions)
Net cash provided by operating activities	$27.0	$2.6	$15.0	$—	$44.6
Investing activities:
Purchases of property, plant and equipment	(6.2)	(1.5)	(2.2)	—	(9.9)
Payments made in connection with acquisitions, net of cash acquired	(1,187.2)	—	—	—	(1,187.2)

Net cash (used) by investing activities	(1,193.4)	(1.5)	(2.2)	—	(1,197.1)
Financing activities:
Decrease in short-term debt	—	—	(25.8)	—	(25.8)
Proceeds from issuance of long-term debt	910.0	—	—	—	910.0
Debt issuance costs	(43.7)	—	—	—	(43.7)
Equity contribution from stockholder	355.0	—	—	—	355.0
Intercompany transfers	(24.8)	—	24.8	—	—

Net cash provided (used) by financing activities	1,196.5	—	(1.0)	—	1,195.5
Effect of exchange rate changes on cash and cash equivalents	—	—	(0.4)	—	(0.4)

Increase in cash and cash equivalents	30.1	1.1	11.4	—	42.6
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$30.1	$1.1	$11.4	$—	$42.6

[PICTURES AND DESCRIPTIONS TO COME]

                  Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Credit Suisse First Boston
Deutsche Bank Securities
Merrill Lynch & Co.

Goldman, Sachs & Co.
UBS Warburg

                      , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby (other than underwriting discounts and compensation), all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee, and the New York Stock Exchange listing application fee, are estimated.

Securities and Exchange Commission registration fee	$31,740
National Association of Securities Dealers, Inc. filing fee	30,500
New York Stock Exchange listing application fee	*
Printing and engraving fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Miscellaneous expenses	*

Total	*

*
To be filed by amendment.

        All expenses incurred in connection with the issuance and distribution of the common stock registered hereby (other than underwriting discounts and compensation), including shares of common stock of certain stockholders of the Registrant, will be borne by the Registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Amended and Restated Certificate of Incorporation and Restated By-Laws of the Registrant provide that the directors and officers of the Registrant shall be indemnified by the Registrant to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant.

        Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        AEA, DLJ Merchant Banking and DB Capital indemnify certain of the Registrant's directors, whom they have designated to the Registrant's Board of Directors, or officers from liabilities arising in connection with each such designee's position as a director or officer of the Registrant.

        The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, the Registrant has not sold securities without registration under the Securities Act, except as described below.

        In November 2000, in connection with the Registrant's formation, the Registrant issued 22 shares of common stock to PMD Investors I LLC at $1.00 per share; 22 shares of common stock to PMD Investors II LLC at $1.00 per share; 42 shares of common stock to DLJMB Funding III, Inc. at $1.00 per share; and 14 shares of common stock to DB Capital/PMD Investors LLC at $1.00 per share. All of those shares have been cancelled.

        In February 2001, in connection with the Registrant's initial capitalization, the Registrant issued 1,500,000 shares of common stock to DLJMB Funding III, Inc. for an aggregate purchase price of $150,000,000; 500,000 shares of common stock to DB Capital/PMD Investors LLC for an aggregate purchase price of $50,000,000; 1,361,215 shares of common stock to PMD Investors II LLC for an aggregate purchase price of $136,121,500; and 188,785 shares of common stock to PMD Investors I LLC for an aggregate purchase price of $18,878,500. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only four entities.

        In November 2001, pursuant to the Registrant's Employee Stock Purchase Plan, the Registrant sold 10,000 shares of common stock to Steven J. Demetriou in exchange for a full recourse note of $1.0 million with a term of 10 years and an interest rate of 7% per annum; 5,000 shares of common stock to the H. William Lichtenberger Flint™ Trust dated July 20, 2001 for $500,000; 7,000 shares of common stock to T. J. Dermot Dunphy for $700,000; 2,500 shares of common stock to William B. Sedlacek for 250,000; 2,000 shares of common stock to Sarah R. Coffin for $200,000; 1,500 shares of common stock to Kumar Shah for $150,000; 1,250 shares of common stock to Michael D. Friday for $125,000; 1,000 shares of common stock to Christopher R. Clegg for $100,000; 1,000 shares of common stock to Sean M. Stack for $100,000; 500 shares of common stock to Sandra P. Sarni for $50,000; and 18,615 shares of common stock at $100 per share to 106 employees of the Registrant.

        No other sales of our securities have taken place within the last three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

        The following exhibits are filed with this registration statement.

No.	Description
1.1	Form of Underwriting Agreement, by and among Noveon International, Inc., the selling stockholders named therein and the underwriters named therein.**
2.1	Agreement for Sale and Purchase of Assets, dated as of November 28, 2001, by and between The B.F.Goodrich Company and PMD Group Inc.****
3.1	Amended and Restated Certificate of Incorporation of Noveon International, Inc.**
3.2	Restated By-Laws of Noveon International, Inc.**
4.1	Indenture, dated February 28, 2001, by and between PMD Group Inc., the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee.****
4.2	Forms of 11% Senior Subordinated Notes due 2011 (contained in Exhibit 4.1 as Exhibit A thereto).
4.3	Form of Guarantee (contained in Exhibit 4.1 as Exhibit E thereto).
4.4	Registration Rights Agreement, dated February 28, 2001, by and between PMD Group Inc., the Guarantors, Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown.****

4.5	Form of stock certificate of Noveon International, Inc.**
4.6	13% Senior Subordinated Note due August 31, 2011. **
4.7	First Amendment Agreement to Senior Subordinated Note, dated July 29, 2002. **
4.8	Allonge to Senior Subordinated Note, dated July 29, 2002. **
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	Amended and Restated Management Agreement, dated June 26, 2001, between Noveon, Inc. and DLJ Merchant Banking III, Inc.*****
10.2	Management Agreement, dated February 5, 2001, between PMD Group Inc. and DB Capital/PMD Investors, LLC.****
10.3	Management Agreement, dated February 5, 2001, between PMD Group Inc. and AEA Investors Inc.****
10.4	Advisory Services Agreement, dated as of February 5, 2001, by and between PMD Group Inc. and Credit Suisse First Boston Corporation.****
10.5	Credit Agreement by and among PMD Group Inc., Bankers Trust Company and Credit Suisse First Boston Corporation, dated as of February 28, 2001.****
10.6	Tax Sharing Agreement by and between PMD Group Holdings Inc. and PMD Group Inc., dated as of February 28, 2001.****
10.7	Employment Agreement, dated March 9, 2001, among PMD Group Holdings Inc., PMD Group Inc., and Steven J. Demetriou.****
10.8	Noveon Holdings, Inc. Amended and Restated Stock Option Plan.*****
10.9	Noveon, Inc. 2002 Management Incentive Plan.******
10.10	PMD Group Inc. 2001 Special Deferred Compensation Plan. *****
10.11	Stockholders Agreement by and among PMD Group Holdings Inc., PMD Investors I LLC, PMD Investors II LLC, DLJMB Funding III, Inc. and DB Capital/PMD Investors LLC, dated as of November 28, 2002, including Amendment No. 1 thereto, dated as of February 5, 2001.***
10.12	Management Stockholders Agreement by and among Noveon Holdings, Inc., PMD Investors I LLC, PMD Investors II LLC, DLJMB Funding III, Inc., DLJ Offshore Partners III, C.V., DLJ ESC II, L.P., DLJ Merchant Banking Partners III, L.P., DB Capital/PMD Investors LLC and the Executives named therein, dated as of October 31, 2001.***
10.13	Settlement Agreement and Release between Goodrich Corporation and Noveon, Inc. dated June 28, 2002.*******
10.14	Noveon Holdings, Inc. Amended and Restated Employee Stock Purchase Plan, dated April 24, 2002.***
10.15	Promissory Note, dated November 30, 2001, between Steven J. Demetriou as maker and Noveon Holdings, Inc. as payee.**
10.16	Security Agreement, dated November 30, 2001, between Steven J. Demetriou as pledgee and Noveon Holdings, Inc. as pledgor.**
21.1	Subsidiaries of the Company.**
23.1	Consent of Ernst & Young LLP (independent auditors).*
23.2	Consent of Fried, Frank, Harris, Shriver and Jacobson (included in Exhibit 5.1).**
24.1	Powers of Attorney.***

*	Filed herewith.
**	To be filed by amendment.

***	Previously filed.
****	Previously filed with Noveon, Inc.'s Registration Statement on Form S-4 as filed on May 29, 2001. (Commission File No. 333-61812)
*****	Previously filed with Noveon, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001. (Commission File No. 333-61812)
******	Previously filed with Noveon, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. (Commission File No. 333-61812)
*******	Previously filed with Noveon, Inc's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. (Commission File No. 333-61812)

(b)  Financial Statement Schedules

        All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

ITEM 17. UNDERTAKINGS

        (a)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of September, 2002.

NOVEON INTERNATIONAL, INC.
By:	/s/ CHRISTOPHER R. CLEGG Christopher R. Clegg Senior Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

* Steven J. Demetriou	Director, Chief Executive Officer and President (principal executive officer)	September 27, 2002
* Michael D. Friday	Senior Vice President and Chief Financial Officer (principal financial officer)	September 27, 2002
* Scott A. McKinley	Vice President and Controller (principal accounting officer)	September 27, 2002
* Sean M. Stack	Vice President and Treasurer	September 27, 2002
* H. William Lichtenberger	Chairman of the Board	September 27, 2002
* T.J. Dermot Dunphy	Director	September 27, 2002
* John L. Garcia	Director	September 27, 2002

* Brian R. Hoesterey	Director	September 27, 2002
* William J. Lovejoy	Director	September 27, 2002
* Vincent A. Sarni	Director	September 27, 2002
* Susan C. Schnabel	Director	September 27, 2002
*By:	/s/ CHRISTOPHER R. CLEGG Christopher R. Clegg Attorney-in-fact

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement, by and among Noveon International, Inc., the selling stockholders named therein and the underwriters named therein.**
2.1	Agreement for Sale and Purchase of Assets, dated as of November 28, 2001, by and between The B.F.Goodrich Company and PMD Group Inc.****
3.1	Amended and Restated Certificate of Incorporation of Noveon International, Inc.**
3.2	Restated By-Laws of Noveon International, Inc.**
4.1	Indenture, dated February 28, 2001, by and between PMD Group Inc., the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee.****
4.2	Forms of 11% Senior Subordinated Notes due 2011 (contained in Exhibit 4.1 as Exhibit A thereto).
4.3	Form of Guarantee (contained in Exhibit 4.1 as Exhibit E thereto).
4.4	Registration Rights Agreement, dated February 28, 2001, by and between PMD Group Inc., the Guarantors, Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown.****
4.5	Form of stock certificate of Noveon International, Inc.**
4.6	13% Senior Subordinated Note due August 31, 2011. **
4.7	First Amendment Agreement to Senior Subordinated Note, dated July 29, 2002. **
4.8	Allonge to Senior Subordinated Note, dated July 29, 2002. **
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	Amended and Restated Management Agreement, dated June 26, 2001, between Noveon, Inc. and DLJ Merchant Banking III, Inc.*****
10.2	Management Agreement, dated February 5, 2001, between PMD Group Inc. and DB Capital/PMD Investors, LLC.****
10.3	Management Agreement, dated February 5, 2001, between PMD Group Inc. and AEA Investors Inc.****
10.4	Advisory Services Agreement, dated as of February 5, 2001, by and between PMD Group Inc. and Credit Suisse First Boston Corporation.****
10.5	Credit Agreement by and among PMD Group Inc., Bankers Trust Company and Credit Suisse First Boston Corporation, dated as of February 28, 2001.****
10.6	Tax Sharing Agreement by and between PMD Group Holdings Inc. and PMD Group Inc., dated as of February 28, 2001.****
10.7	Employment Agreement, dated March 9, 2001, among PMD Group Holdings Inc., PMD Group Inc., and Steven J. Demetriou.****
10.8	Noveon Holdings, Inc. Amended and Restated Stock Option Plan.*****
10.9	Noveon, Inc. 2002 Management Incentive Plan.******
10.10	PMD Group Inc. 2001 Special Deferred Compensation Plan.*****
10.11	Stockholders Agreement by and among PMD Group Holding. Inc., PMD Investors I LLC, PMD Investors II LLC, DLJMB Funding III, Inc. and DB Capital/PMD Investors LLC, dated as of November 28, 2002, including Amendment No. 1 thereto, dated as of February 5, 2001.***
10.12	Management Stockholders Agreement by and among Noveon Holdings, Inc., PMD Investors I LLC, PMD Investors II LLC, DLJMB Funding III, Inc., DLJ Offshore Partners III, C.V., DLJ ESC II, L.P., DLJ Merchant Banking Partners III, L.P., DB Capital/PMD Investors LLC and the Executives named therein, dated as of October 31, 2001.***
10.13	Settlement Agreement and Release between Goodrich Corporation and Noveon, Inc., dated June 28, 2002.*******
10.14	Noveon Holdings, Inc. Amended and Restated Employee Stock Purchase Plan, dated April 24, 2002.***
10.15	Promissory Note, dated November 30, 2001, between Steven J. Demetriou as maker and Noveon Holdings, Inc. as payee.**

10.16	Security Agreement, dated November 30, 2001, between Steven J. Demetriou as pledgee and Noveon Holdings, Inc. as pledgor.**
21.1	Subsidiaries of the Company.**
23.1	Consent of Ernst & Young LLP (independent auditors).*
23.2	Consent of Fried, Frank, Harris, Shriver and Jacobson (included in Exhibit 5.1).**
24.1	Powers of Attorney.***

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
****	Previously filed with Noveon, Inc.'s Registration Statement on Form S-4 as filed on May 29, 2001 (Commission File No. 333-61812).
*****	Previously filed with Noveon, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 333-61812).
******	Previously filed with Noveon, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Commission File No. 333-61812).
*******	Previously filed with Noveon, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 333-61812).

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[PICTURES AND DESCRIPTIONS TO COME]
TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
Risks Related to Our Business
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT Directors and Executive Officers
Summary Compensation Table
Option Grants in Fiscal Year 2001
Aggregate Option Exercises and Option Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
NOVEON INTERNATIONAL, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
NOVEON INTERNATIONAL, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the Twelve Months Ended December 31, 2001 (dollars in millions, except share information)
NOVEON INTERNATIONAL, INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the Six Months Ended June 30, 2001 (dollars in millions, except share information)
NOVEON INTERNATIONAL, INC. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors
Report of Independent Auditors
Report of Independent Auditors
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONSOLIDATED STATEMENT OF OPERATIONS (dollars in millions, except per share amounts)
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONSOLIDATED BALANCE SHEET (dollars in millions, except share amounts)
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONSOLIDATED STATEMENT OF CASH FLOWS (dollars in millions)
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND BFGOODRICH INVESTMENT (dollars in millions)
NOVEON INTERNATIONAL, INC. CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (dollars in millions, except per share amounts) (unaudited)
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (dollars in millions, except per share amounts)
NOVEON INTERNATIONAL, INC. CONDENSED CONSOLIDATED BALANCE SHEET (dollars in millions)
NOVEON INTERNATIONAL, INC. and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (dollars in millions)
NOVEON INTERNATIONAL, INC. Period of three and six months ended June 30, 2002 and three and four months ended June 30, 2001 and BFGOODRICH PERFORMANCE MATERIALS (The Predecessor Company and a Segment of The BFGoodrich Company) Period of two months ended February 28, 2001 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
[PICTURES AND DESCRIPTIONS TO COME]
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX